================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of                            August                     2007
                         ---------------------------------------      ----------
Commission File Number                      000-51034
                         ---------------------------------------

                           ACE Aviation Holdings Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

      5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                       Form 20-F              Form 40-F     X
                                  -------                -------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                    No    X
                            -------              -------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________


================================================================================

                                 DOCUMENT INDEX

Documents
---------

1.   Quarter 2 2007 Interim Unaudited Consolidated Financial Statements and
     Notes.

2. Quarter 2 2007 Management's Discussion and Analysis of Results of Operations and Financial Condition.

3.   Form 52-109F2 Certification of Interim Filings - CEO.

4.   Form 52-109F2 Certification of Interim Filings - CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on February 8, 2005 (File No. 333-122635) and on October 26, 2005 (File No. 333-129248).

                                                                      Document 1

                         [ACE AVIATION GRAPHIC OMITTED]







                                 Quarter 2 2007
                               Interim Unaudited
                       Consolidated Financial Statements
                                   and Notes








                               [GRAPHIC OMITTED]


ACE AVIATION                                                                      Consolidated Financial Statements
                                                                                                          Quarter 2



                                      Consolidated Statement of Operations

----------------------------------------------------------------------------------------------------------------------
                                                                         Three Months Ended        Six Months Ended
Unaudited                                                               June 30     June 30     June 30     June 30
(Canadian dollars in millions except per share figures)                   2007*        2006       2007*        2006
----------------------------------------------------------------------------------------------------------------------
Operating revenues
 Passenger                                                            $    2,336  $   2,288  $    4,488  $   4,309
 Cargo                                                                       135        152         275        303
 Other                                                                       188        242         521        554
----------------------------------------------------------------------------------------------------------------------
                                                                           2,659      2,682       5,284      5,166
----------------------------------------------------------------------------------------------------------------------
Operating expenses
 Wages, salaries and benefits                                                626        636       1,324      1,278
 Aircraft fuel                                                               637        631       1,222      1,200
 Aircraft rent                                                                91        113         195        226
 Airport and navigation fees                                                 256        245         499        475
 Aircraft maintenance, materials and supplies                                121        118         263        247
 Communications and information technology                                    69         69         145        147
 Food, beverages and supplies                                                 81         82         164        162
 Depreciation, amortization and obsolescence                                 149        140         295        274
 Commissions                                                                  51         59         110        127
 Capacity purchase with Jazz                                                  76          -          76          -
                                                               ------
 Special charge for labour restructuring                       note 6          6          -          15         33
                                                               ------
 Other                                                                       400        408         909        878
----------------------------------------------------------------------------------------------------------------------
                                                                           2,563      2,501       5,217      5,047
----------------------------------------------------------------------------------------------------------------------
Operating income                                                              96        181          67        119

Non-operating income (expense)
 Interest income                                                              28         29          61         51
 Interest expense                                                            (96)       (91)       (219)      (179)
 Interest capitalized                                                         28         13          64         22
                                                               ------
 Aeroplan equity investment income                             note 2         17          -          20          -
                                                               ------
 Jazz equity investment income                                 note 3          7          -           7          -
 Dilution gain - Jazz                                                          -          -           -        220
 Gain on sale of US Airways shares                                             4        100           4        100
                                                               ------
 Gain on disposal of assets                                    note 11        14          1          21          4
                                                               ------
 Gain (loss) on financial instruments recorded at fair value   note 7         (6)        (1)         28         (3)
                                                               ------
 Other                                                                        (1)         1          (1)         6
----------------------------------------------------------------------------------------------------------------------
                                                                              (5)        52         (15)       221
----------------------------------------------------------------------------------------------------------------------
Income before the following items                                             91        233          52        340

 Non-controlling interest                                                    (56)       (19)        (79)       (34)
 Foreign exchange gain                                                       158        107         191        120
                                                               ------
 Provision for income taxes                                    note 8
   Current                                                                      -         -          (6)         -
   Future                                                                    (75)       (85)       (112)       (72)
----------------------------------------------------------------------------------------------------------------------
Income for the period                                                 $      118  $     236  $       46  $     354
----------------------------------------------------------------------------------------------------------------------
Earnings per share
 Basic                                                                $     1.14  $    2.32  $     0.45  $    3.47
-------------------------------------------------------------------------------- -------------------------------------
 Diluted                                                              $     0.98  $    2.05  $     0.44  $    3.16
-------------------------------------------------------------------------------- -------------------------------------

              The accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007 the results and financial position of Aeroplan LP and effective May 24, 2007 the results and financial position of Jazz LP are not consolidated within ACE (Note 1).


ACE AVIATION                                                Consolidated Financial Statements
                                                                                    Quarter 2



                      Consolidated Statement of Financial Position


---------------------------------------------------------------------------------------------

Unaudited                                                            June 30    December 31
(Canadian dollars in millions)                                          2007*          2006
---------------------------------------------------------------------------------------------
ASSETS
Current
   Cash and cash equivalents                                    $      1,041  $      1,854
   Short-term investments                                              1,061         1,324
 --------------------------------------------------------------------------------------------
                                                                       2,102         3,178
---------------------------------------------------------------------------------------------
   Restricted cash                                                        33           109
   Accounts receivable                                                   794           729
   Spare parts, materials and supplies                                    80           307
   Prepaid expenses and other current assets                             136           127
                                                         -------
   Future income taxes                                   note 8          342           584
                                                         -------
   ACTS assets held for sale                             note 13         296             -
---------------------------------------------------------------------------------------------
                                                                       3,783         5,034
---------------------------------------------------------------------------------------------
Property and equipment                                                 6,594         5,989
Deferred charges                                                          56           116
Intangible assets                                                        832         1,643
Deposits and other assets                                                334           323
                                                         -------
Future income taxes                                      note 8           24           336
                                                         -------
ACTS assets held for sale                                note 13         215             -
---------------------------------------------------------------------------------------------
                                                                $     11,838  $     13,441
---------------------------------------------------------------------------------------------
LIABILITIES
Current
   Accounts payable and accrued liabilities                     $      1,260  $      1,547
   Advance ticket sales                                                1,370           832
                                                         -------
   Current portion of Aeroplan Miles obligation          note 2           59            58
                                                         -------
   Current portion of Aeroplan deferred revenues         note 2            -           799
                                                         -------
   Current portion of long-term debt and capital leases  note 4          440           367
                                                         -------
   Current taxes payable                                 note 8            -           345
                                                         -------
   ACTS current liabilities held for sale                note 13         105             -
---------------------------------------------------------------------------------------------
                                                                       3,234         3,948
---------------------------------------------------------------------------------------------
Long-term debt and capital leases                        note 4        3,438         3,759
Convertible preferred shares                                             172           166
                                                         -------
Future income taxes                                      note 8           94           136
Pension and other benefit liabilities                                  1,887         1,876
                                                         -------
Aeroplan Miles obligation                                note 2           57           105
                                                         -------
Aeroplan deferred revenues                               note 2            -           801
                                                         -------
Other long-term liabilities                              note 2          486           378
                                                         -------
ACTS long-term liabilities held for sale                 note 13          79             -
---------------------------------------------------------------------------------------------
                                                                       9,447        11,169
---------------------------------------------------------------------------------------------
Non-controlling interest                                                 680           695

SHAREHOLDERS' EQUITY
                                                         -------
   Share capital and other equity                        note 9          336           742
                                                         -------
   Contributed surplus                                   note 2          516            25
   Retained earnings                                                     864           810
                                                         -------
   Accumulated other comprehensive income (loss)         note 1           (5)            -
---------------------------------------------------------------------------------------------
                                                                       1,711         1,577
---------------------------------------------------------------------------------------------
                                                                $     11,838  $     13,441
---------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007 the results and financial position of Aeroplan LP and effective
 May 24, 2007 the results and financial position of Jazz LP are not consolidated within ACE (Note 1).


ACE AVIATION                                                               Consolidated Financial Statements
                                                                                                   Quarter 2


                       Consolidated Statement of Changes in Shareholders' Equity

---------------------------------------------------------------------------------------------------------------
                                                                      Six Months          Year    Six Months
                                                                           Ended         Ended         Ended
Unaudited                                                                June 30   December 31       June 30
(Canadian dollars in millions)                                             2007*          2006          2006
---------------------------------------------------------------------------------------------------------------
Share capital and other equity
   Common shares, beginning of period                               $      2,188  $      2,231  $      2,231
                                                          --------
     Distributions of Aeroplan and Jazz units              note 10          (426)          (59)          (59)
                                                          --------
     Issue of shares through stock options exercised                          20            16             3
---------------------------------------------------------------------------------------------------------------
   Common shares, end of period                                            1,782         2,188         2,175
   Convertible preference shares                                             117           117           117
   Convertible notes                                                          92            92            92
   Adjustment to shareholders' equity, beginning of period                (1,655)       (1,693)       (1,693)
     Adjustment to fresh start provisions                                      -            38             -
---------------------------------------------------------------------------------------------------------------
   Adjustment to shareholders' equity, end of period                      (1,655)       (1,655)       (1,693)
---------------------------------------------------------------------------------------------------------------
Total share capital and other equity                                         336           742           691
---------------------------------------------------------------------------------------------------------------
Contributed surplus
   Balance, beginning of period                                               25            19            19
   Fair value of stock options issued to Corporation
     employees recognized as compensation expense                              8            13             4
   Fair value of exercised stock options to share capital                      -            (7)            -
                                                          --------
   Aeroplan negative investment                            note 2            483             -             -
---------------------------------------------------------------------------------------------------------------
Total contributed surplus                                                    516            25            23
---------------------------------------------------------------------------------------------------------------
Retained earnings
   Balance, beginning of period                                              810           402           402
                                                          --------
   Cumulative effect of adopting new accounting policies   note 1              8             -             -
---------------------------------------------------------------------------------------------------------------
                                                                             818           402           402
   Net income for the period                                                  46           408           354
---------------------------------------------------------------------------------------------------------------
                                                                             864           810           756
---------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss)
   Balance, beginning of period                                                -             -             -
                                                          --------
   Cumulative effect of adopting new accounting policies   note 1             (7)            -             -
                                                          --------

   Other comprehensive income (loss)                                           2             -             -
---------------------------------------------------------------------------------------------------------------
                                                                              (5)            -             -
---------------------------------------------------------------------------------------------------------------
Total retained earnings and                                                  859           810           756
accumulated other comprehensive income (loss)
---------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                          $      1,711  $      1,577  $      1,470
---------------------------------------------------------------------------------------------------------------



                                    Consolidated Statement of Comprehensive Income

--------------------------------------------------------------------------------------------------------------------------------
                                                                                         Three Months Ended   Six Months Ended
Unaudited                                                                                 June 30   June 30   June 30   June 30
(Canadian dollars in millions)                                                              2007*      2006      2007*     2006
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)
Net income for the period                                                                $   118   $   236   $    46    $  354

Other Comprehensive income (loss), net of taxes:
                                                                             --------
   Net change in unrealized loss on US Airways securities                    note 11          (4)        -        (8)        -
                                                                             --------
   Reclassification of realized gains on US Airways securities to income     note 11          (7)        -        (7)        -
                                                                             --------
   Net change in unrealized gains on fuel derivatives under hedge
   accounting                                                                note 7            8         -        14         -
                                                                             --------
   Reclassification of net realized losses on fuel derivatives to income     note 7            2         -        10         -
                                                                             --------
   Equity adjustment from foreign currency translation                       note 12          (7)        -        (7)        -
--------------------------------------------------------------------------------------------------------------------------------
                                                                                              (8)        -         2         -
--------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                               $   110   $   236   $    48    $  354
--------------------------------------------------------------------------------------------------------------------------------


              The accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007 the results and financial position of Aeroplan LP and effective May 24, 2007 the results and financial position of Jazz LP are not consolidated within ACE (Note 1).


ACE AVIATION                                                                       Consolidated Financial Statements
                                                                                                           Quarter 2


                                        Consolidated Statement of Cash Flows

----------------------------------------------------------------------------------------------------------------------
                                                                         Three Months Ended        Six Months Ended
Unaudited                                                               June 30     June 30     June 30     June 30
(Canadian dollars in millions)                                            2007*        2006       2007*        2006
----------------------------------------------------------------------------------------------------------------------
Cash flows from (used for)
Operating
   Income (loss) for the period                                      $      118  $      236  $       46     $   354
   Adjustments to reconcile to net cash from operations
     Depreciation, amortization and obsolescence                            149         140         295         274
     Dilution gain - Jazz                                                     -           -           -        (220)
     Gain on sale of US Airways shares                                       (4)       (100)         (4)       (100)
                                                             --------
     Gain on disposal of assets                              note 11        (14)         (1)        (21)         (4)
     Foreign exchange gain                                                 (154)       (134)       (187)       (130)
     Future income taxes                                                     75          86         112          71
     Employee future benefit funding more than
       expense                                                              (69)        (46)       (138)        (68)
     Increase in accounts receivable                                        (75)       (127)        (93)       (143)
     Decrease (increase) in spare parts, materials
       and supplies                                                         (31)        (25)          3          35
     Increase (decrease) in accounts payable and
       accrued liabilities                                                 (144)        (43)        (39)         55
     Increase (decrease) in advance ticket sales, net
       of restricted cash                                                   195         183         429         401
     Decrease in Aeroplan Miles obligation                                  (21)        (26)        (47)        (57)
     Increase (decrease) in Aeroplan deferred revenues                        -          28          (2)         45
     Aircraft lease payments (in excess of) less than
       rent expense                                                          (2)         (3)         (9)         (8)
                                                             --------
     Unrealized period change in fair value of               note 7           9           4         (32)          4
       derivatives
     Capitalized interest                                                   (28)        (13)        (64)        (22)
     Non-controlling interest                                                52          16          70          21
     Other                                                                   50          35          70          59
----------------------------------------------------------------------------------------------------------------------
                                                                            106         210         389         567
----------------------------------------------------------------------------------------------------------------------
Financing
   Issue of common shares                                                     -           1          19           3
   Issue of Jazz units                                                        -           -           -         218
                                                             --------
   Aircraft related borrowings                               note 4         532          98         644         222
   Credit facility borrowings - Jazz                                          -           -           -         113
   Reduction of long-term debt and capital lease obligations                (90)        (61)       (168)       (149)
                                                             --------
   Reduction of non-controlling interest                     note 4           -           -         (36)          -
   Distributions paid to non-controlling interests                           (8)        (14)        (25)        (22)
   Other                                                                      1           -                       -
----------------------------------------------------------------------------------------------------------------------
                                                                            435          24         434         385
----------------------------------------------------------------------------------------------------------------------
Investing
   Short-term investments                                                    16           8        (139)       (151)
                                                             --------
   Acquisition of Aeroman, net of cash                       note 12          -           -         (53)          -
   Proceeds from sale of Jazz units                                           -           -           -          14
   Sale of US Airways shares                                                  -         158           -         158
   Additions to capital assets                                             (710)       (199)     (1,111)       (479)
                                                             --------
   Proceeds from sale of assets                              note 11          -           -          45           -
                                                             --------
   Deconsolidation of Aeroplan cash                          note 2           -           -        (231)          -
                                                             --------
   Deconsolidation of Jazz cash                              note 3        (138)          -        (138)          -

   Cash collateralization of letters of credit                                -           -          12          (4)

   Other                                                                    (21)          -         (21)          -
----------------------------------------------------------------------------------------------------------------------
                                                                           (853)        (33)      (1636)       (462)
----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                           (312)        201        (813)        490
Cash and cash equivalents, beginning of period                            1,353       1,854       1,854       1,565
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                             $    1,041  $    2,055  $    1,041    $  2,055
----------------------------------------------------------------------------------------------------------------------
                                                                     $       71  $       74  $      131    $    137
Cash payments of interest
----------------------------------------------------------------------------------------------------------------------
Cash payments of income taxes                                        $        3  $        -  $        9    $      -
----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents exclude Short-term investments of $1,061 as at June 30, 2007 ($767 as at June 30, 2006). The
                accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007 the results and financial position of Aeroplan LP and effective May
            24, 2007 the results and financial position of Jazz LP are not consolidated within ACE (Note 1).


ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007

For the period ended June 30, 2007
(currencies in millions - Canadian dollars)

--------------------------------------------------------------------------------
1.  NATURE OF OPERATIONS AND ACCOUNTING POLICIES
--------------------------------------------------------------------------------

ACE Aviation Holdings Inc. ("ACE"), which was incorporated on June 29, 2004, is an investment holding company of various aviation interests. Reference to the "Corporation" in the following notes to the consolidated financial statements refers to, as the context may require, ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself.

ACE has four reportable segments: Air Canada, Aeroplan Limited Partnership ("Aeroplan") up to March 14, 2007, Jazz Air LP ("Jazz") up to May 24, 2007, and ACTS Limited Partnership ("ACTS").

As at June 30, 2007, ACE holds:
    -    a 75.0% direct ownership interest in Air Canada;
    - a 31.1% indirect ownership interest in Aeroplan through its holding of Aeroplan Income Fund units;
    - a 49.0% indirect ownership interest in Jazz LP through its holding of Jazz Income Fund units; and
    - a 100% direct ownership interest in ACTS. Refer to Notes 12 and 13 for likely future changes to ACE's ownership interest.

The unaudited interim consolidated financial statements for the Corporation are based on the accounting policies consistent with those disclosed in Note 2 to the 2006 annual consolidated financial statements of the Corporation, with the exception of the changes in accounting policy described below in Changes in Accounting Policy.

In accordance with Canadian generally accepted accounting principles ("GAAP"), these interim financial statements do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the 2006 annual consolidated financial statements of ACE. In management's opinion, the financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

The demand for services experienced within the segments of the Corporation varies over the calendar year. The Air Canada and Jazz segments have historically experienced greater demand in the second and third quarters as a result of the high number of leisure travelers with the preference to travel during the spring and summer months. Both segments have substantial fixed costs in their structures that do not fluctuate with passenger demand and load factors. The ACTS segment has experienced lower activity in Quarter 3 as the high demand for travel during the summer months results in airlines scheduling their service outside of that peak travel period.

ACCOUNTING FOR AEROPLAN
-----------------------

Effective March 14, 2007 as a result of the special distribution of Aeroplan Income Fund units, and the conversion of ACE's remaining Aeroplan LP units into units of Aeroplan Income Fund, the Corporation's results in these interim consolidated financial statements include the consolidation of Aeroplan operations only up to the date of distribution. From the date of distribution the investment that ACE has in Aeroplan is accounted for using the equity method (Note 2).

ACCOUNTING FOR JAZZ
-------------------

Prior to the distribution of units on May 24, 2007 Air Canada consolidated Jazz as a variable interest entity ("VIE"). As a result of the Corporation's distribution of units of Jazz Air Income Fund ("JAIF") on May 24, 2007, ACE's ownership interest in JAIF was reduced from 58.8% to 49.0%. JAIF holds all of the outstanding units of Jazz LP. Effective May 24, 2007 JAIF was deemed to be the primary beneficiary of Jazz under AcG-15 Consolidation of Variable Interest Entities, and accordingly it consolidates Jazz from that date.

These interim consolidated financial statements include the consolidation of Jazz operations up to the date of the May 24, 2007 distribution and from that point the investment that ACE has in Jazz is accounted for using the equity method (Note 3).

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007


CHANGES IN ACCOUNTING POLICY
----------------------------

On January 1, 2007, the Corporation adopted CICA accounting handbook section 3855, Financial Instruments - Recognition and Measurement, section 3861, Financial Instruments - Disclosure and Presentation, section 3865, Hedges, section 1530, Comprehensive Income, section 3251, Equity, and Emerging Issues Committee Abstract 164, Convertible and Other Debt Instruments with Embedded derivatives ("EIC-164").

Financial Instruments
---------------------

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the consolidated statement of financial position when the Corporation becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods is dependent upon the classification of the financial instrument as held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities. The held-for-trading classification is applied when an entity is "trading" in an instrument or alternatively the standard permits that any financial instrument be irrevocably designated as held-for-trading. The held-to-maturity classification is applied only if the asset has specified characteristics and the entity has the ability and intent to hold the asset until maturity. An asset can be classified as available-for-sale when it has not been classified as trading or held-to-maturity. Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition.

Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in non-operating income. Financial assets classified as held-to-maturity, loans and receivables, or other financial liabilities are measured at amortized cost using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in Other Comprehensive Income ("OCI") as described below. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments are recorded on the consolidated statement of financial position at fair value, including those derivatives that are embedded in financial or non-financial contracts. Changes in the fair values of derivative instruments are recognized in non-operating income (loss) with the exception of derivatives designated in effective cash flow hedges, as further described below.

For financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Interest expense is recorded using the effective interest method. For any guarantee issued that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees, the inception fair value of the obligation relating to the guarantee is recognized and amortized over the term of the guarantee. It is the Corporation's policy to not remeasure the fair value of the financial guarantee unless it qualifies as a derivative.

The Corporation has implemented the following classifications:
    - Cash and cash equivalents are classified as held-for-trading and any period change in fair value is recorded through net income.
    - Accounts receivable are classified as loans and receivables and are measured at amortized cost using the effective interest rate method.
    - Accounts payable, credit facilities, and bank loans are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method.
    - The equity investment in US Airways Group, Inc. that ACE holds is classified as available-for-sale and unrealized period changes in fair value are recorded in OCI.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The purpose of the section is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007

Hedges
------

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.

Air Canada has designated its fuel derivatives as cash flow hedges. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in non-operating income. Upon maturity of the fuel derivatives, the effective gains and losses previously recognized in Accumulated OCI ("AOCI") are recorded in Fuel expense.

When hedge accounting is discontinued, the amounts previously recognized in Accumulated OCI are reclassified to non-operating income (loss) during the periods when the variability in the cash flows of the hedged item affects net income. Gains and losses on derivative hedging items are reclassified to non-operating income (loss) immediately when the hedged item is sold or terminated early.

Comprehensive Income
--------------------

Section 1530 introduces Comprehensive Income, which consists of Net Income and OCI. OCI represents changes in Shareholders' equity during a period arising from transactions and other events with non-owner sources that are recognized in Comprehensive income, but excluded from net income. Period changes in the fair value of the effective portion of cash flow hedging instruments are recorded in OCI. These interim consolidated financial statements include the consolidated statement of comprehensive income for Quarter 2 2007; items affecting OCI are recorded prospectively commencing from January 1, 2007 including the transition adjustments noted below. Cumulative changes in OCI are included in AOCI, which is presented as a new category within Shareholders' equity on the consolidated statement of financial position. OCI and AOCI are presented net of tax.

Equity
------

Section 3251 establishes standards for the presentation of equity and the changes in equity during the period.

Impact Upon Adoption
--------------------

In accordance with the transitional provisions of the standards, prior periods have not been restated for the adoption of these new accounting standards.

The transition adjustments attributable to the remeasurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges, were recognized in the opening Retained earnings of the Corporation as at January 1, 2007. Adjustments arising from remeasuring financial assets classified as available-for-sale at fair value were recognized in opening AOCI as at that date.

For the Corporation's fuel-hedging relationship classified as a cash flow hedge, which qualifies for hedge accounting under the new standard, the effective portion of any gain or loss on the hedging instruments was recognized in AOCI and the cumulative ineffective portion was included in the opening Retained earnings of the Corporation as at January 1, 2007.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007


Upon adoption the Corporation recorded the following adjustments to the consolidated statement of financial position:

--------------------------------------------------------------------------------
Increase (decrease)
--------------------------------------------------------------------------------
Deposits and other assets                                              $     23
Future income taxes ($6, net of valuation allowance $6)                       -
Deferred charges                                                            (29)
Accounts payable and accrued liabilities                                     19
Long-term debt and capital leases                                           (30)
Non-controlling interest                                                      4
Retained earnings, net of nil tax                                             8
Accumulated other comprehensive income (loss), net of tax of $4              (7)
--------------------------------------------------------------------------------


Convertible and Other Debt Instruments with Embedded Derivatives
----------------------------------------------------------------

EIC-164 provides guidance on whether an issuer of certain types of convertible debt instruments should classify the instruments as liabilities or equity, whether the instruments contain any embedded derivatives, and how the instruments should be accounted for and presented. The guidance also addresses earnings per share implications. The Corporation has adopted this guidance in Quarter 1 2007 to financial instruments accounted for in accordance with section 3855. There is no financial statement impact as a result of the adoption of this standard.

Accounting for Uncertainty in Income Taxes (FIN 48)
---------------------------------------------------

For US GAAP reporting, new standards from the Financial Accounting Standards Board (FASB) are effective on January 1, 2007 for the Corporation. FIN 48, Accounting for Uncertainty in Income Taxes, is an interpretation of FASB statement 109, Accounting for Income Taxes, that clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This implementation of this standard is in the Corporation's Quarter 2 2007 reconciliation of Canadian GAAP to US GAAP (Note 16).

FUTURE ACCOUNTING CHANGES
-------------------------

Capital Disclosures and Financial Instruments - Presentation and Disclosure
---------------------------------------------------------------------------

The CICA issued three new accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments - Disclosures, and section 3863, Financial Instruments - Presentation. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Corporation will adopt them on January 1, 2008. The Corporation is in the process of evaluating all of the consequences of the new standards, which may have a material impact on the Corporation's financial statements.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007


--------------------------------------------------------------------------------
2.  ACCOUNTING FOR AEROPLAN
--------------------------------------------------------------------------------

As a result of the distribution of units of Aeroplan Income Fund on March 14, 2007, ACE's ownership interest in Aeroplan was reduced to 40.1%, indirectly through the direct interest ACE has in Aeroplan Income Fund, which holds 100% of Aeroplan LP. As of the distribution date, ACE no longer consolidates the results and financial position of Aeroplan LP. On May 24, 2007, ACE's ownership interest in Aeroplan was further reduced to 31.1%.

The consolidated statement of operations includes $20 of equity income from the Aeroplan investment which represents the results of operations from the distribution date ($17 for Quarter 2 2007).

The consolidated statement of financial position as at June 30, 2007 does not include the financial position of Aeroplan. The comparative December 31, 2006 consolidated statement of financial position included the following items:
    - cash and cash equivalents of $167, short-term investments of $453 and other current assets of $72;
    -    long-lived assets of $373;
    -    current liabilities of $670;
    -    long-term debt of $300; and
    -    Aeroplan long-term deferred revenues of $801.

Immediately prior to the distribution on March 14, 2007, ACE's net investment in Aeroplan LP was $(710), which was negative due to accumulated distributions to ACE in excess of income and capital invested, net of fair value adjustments recorded upon the application of fresh start reporting. Subsequent to the distribution on March 14, 2007, ACE's 40.1% proportionate interest in the accumulated deficit of Aeroplan LP was $284. ACE has retained this negative investment of $284 and reflected the amount in Other long term liabilities. As a result, the difference between the net investment prior to and after the distribution has been recorded as a credit to Contributed Surplus in the amount of $426. As described in Note 10, the May 24 distribution of Aeroplan units resulted in a further reduction to the negative investment in Aeroplan of $63 with a credit to contributed surplus of $57 and a reduction to interest expense of $6 for a total credit to contributed surplus of $483 for the six months ended June 30, 2007.

The Quarter 1 cash flow impact to ACE of deconsolidating Aeroplan of $231 reflects the Aeroplan cash being removed from the consolidated statement of financial position of ACE and is classified as a cash outflow from investing activities.

The Corporation has various related party transactions after removing Aeroplan from the consolidation of ACE and these transactions are recorded at the exchange amount. Related party trade balances arise from the provision of services, as outlined in the table below, and the allocation of employee related costs.

The related party balances with Aeroplan resulting from the application of the commercial and contractual agreements between Air Canada and Aeroplan were as follows:

-------------------------------------------------------------------------------
                                                                 June 30
                                                                    2007
-------------------------------------------------------------------------------
Accounts receivable                                             $    25
-------------------------------------------------------------------------------
                                                                $    25
-------------------------------------------------------------------------------

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007


The related party revenues and expenses to Air Canada with Aeroplan for the three months ended June 30, 2007 and the period from March 14, 2007 to June 30, 2007 are summarized as follows:

--------------------------------------------------------------------------------
                                                        Three months     Period
                                                               ended      ended
                                                             June 30    June 30
                                                                2007       2007
--------------------------------------------------------------------------------
Revenues
   Revenues from Aeroplan related to Aeroplan rewards        $    91    $   129
   Cost of Aeroplan Miles purchased from Aeroplan                (62)       (84)
   Property rental revenues from related parties                   4          5
--------------------------------------------------------------------------------
                                                             $    33    $    50
--------------------------------------------------------------------------------
Expenses
   Call centre management and marketing fees for
   services from Aeroplan                                    $     1    $     2
   Recovery of wages, salary and benefit expense for
   employees assigned to Aeroplan                                (13)       (17)
--------------------------------------------------------------------------------
                                                             $   (12)   $   (15)
--------------------------------------------------------------------------------

AEROPLAN MILES OBLIGATION

In 2001, Air Canada established Aeroplan Limited Partnership as a limited partnership wholly owned by Air Canada, the Aeroplan loyalty program was previously a division of Air Canada. Under the Commercial Participation and Services Agreement (CPSA) between Air Canada and Aeroplan, Air Canada has a liability related to Aeroplan Miles which were issued prior to January 1, 2002. As a result, there is a continuing obligation relating to these Miles. Aeroplan assumed responsibility for all Miles issued beginning January 1, 2002.

As of June 30, 2007, a liability for approximately 10 billion Miles, or $116, remains in Air Canada, of which $59 is included in current liabilities (total liability of 15 billion Miles, or $163, as at December 31, 2006).

The 2006 consolidated financial statements of ACE presented this obligation within Aeroplan deferred revenues on the consolidated statement of financial position. As a result of Aeroplan no longer being consolidated in ACE effective March 14, 2007, the comparative December 31, 2006 obligation of $163 has been presented separately in the Quarter 2 2007 interim consolidated statement of financial position.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
3.  ACCOUNTING FOR JAZZ
--------------------------------------------------------------------------------

As a result of the distribution of units of Jazz Air Income Fund on May 24, 2007, ACE's ownership interest in Jazz was reduced from 58.8% to 49.0%, which is held indirectly through the direct interest ACE has in Jazz Air Income Fund, which holds 100% of Jazz. As of the distribution date, ACE no longer consolidates the results and financial position of Jazz.

The consolidated statement of operations includes $7 of equity income from the Jazz investment which represents the results of operations from the May 24, 2007 distribution.

The consolidated statement of financial position as at June 30, 2007 does not include the financial position of Jazz. The comparative December 31, 2006 consolidated statement of financial position included the following items:
    -    cash and cash equivalents of $135, and other current assets of $109;
    -    long-lived assets of $239;
    -    current liabilities of $213;
    -    long-term debt of $115; and
    -    other long term liabilities of $71.

As at May 24, 2007, ACE's net investment in Jazz was $42.

The Quarter 2 cash flow impact to ACE of deconsolidating Jazz of $138 reflects the Jazz cash being removed from the consolidated statement of financial position of ACE and is classified as a cash outflow from investing activities.

The Corporation has various related party transactions after removing Jazz from the consolidation of ACE. These transactions are recorded at the exchange amount. Related party trade balances arise from the provision of services, as outlined in the table below, and the allocation of employee related costs.

The related party balances with Jazz resulting from the application of the commercial and contractual agreements were as follows:

-----------------------------------------------------------------------------
                                                                     June 30
                                                                        2007
-----------------------------------------------------------------------------
Accounts receivable                                                  $   107
Accounts payable                                                          77
-----------------------------------------------------------------------------
                                                                     $    30
-----------------------------------------------------------------------------

The related party revenues and expenses with Jazz for the period from May 24, 2007 to June 30, 2007 are summarized as follows:

------------------------------------------------------------------------------
                                                                 Period Ended
                                                                      June 30
                                                                         2007
------------------------------------------------------------------------------
Revenues
   Revenue from Corporate services and other (Air Canada)             $     6
   Maintenance revenue from Jazz  (ACTS)                                    3
   Property rental revenues with Jazz (Air Canada)                          1
------------------------------------------------------------------------------
                                                                      $    10
------------------------------------------------------------------------------
Expenses (Air Canada)
   Expense from Capacity Purchase Agreement with Jazz                 $    76
   Pass-through fuel expense from Jazz                                     29
   Pass-through airport user fees from Jazz                                17
   Pass-through other expense from Jazz                                     2
   Other expenses from Jazz                                                 1
------------------------------------------------------------------------------
                                                                      $   125
------------------------------------------------------------------------------

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
4.  LONG-TERM DEBT AND CAPITAL LEASES
--------------------------------------------------------------------------------

ACE CONVERTIBLE SENIOR NOTES

In connection with the distributions of units of Aeroplan Income Fund and Jazz Air Income Fund to the shareholders of ACE (Note 10), the conversion rate of the 4.25% Convertible Senior Notes due 2035 ("Convertible Notes") to Class A variable voting shares (if the holder is not a Canadian) or Class B voting shares (if the holder is Canadian) per $1,000 principal amount of Convertible Notes has been adjusted.

As a result of the January 10, 2007 distribution the conversion rate was adjusted from 22.2838 to 27.6987, effective January 27, 2007. As a result of the March 14, 2007 distribution the conversion rate was adjusted from 27.6987 to 32.5210, effective March 31, 2007. As a result of the May 24, 2007 distribution the conversion rate was adjusted from 32.5210 to 37.6879, effective June 12, 2007.

All the adjustments described above during 2007 were determined in accordance with the terms of indenture governing the Convertible Notes.

AIR CANADA AIRCRAFT FINANCING

On April 19, 2007, Air Canada received a commitment for loan guarantee support,subject to the fulfillment of certain terms and conditions, from the Export-Import Bank of the United States ("EXIM") covering seven Boeing 777 aircraft to be delivered in 2007. During the six months ended June 30, 2007 Air Canada took delivery of 5 Boeing 777 aircraft, one of which was delivered during Quarter 1, 2007. One of the aircraft delivered was acquired on operating lease from ILFC. The remaining four were financed under the loan guarantee support provided by EXIM.

The following table summarizes the loans, which are secured by the delivered aircraft, related to the acquisition of Boeing aircraft financed under the loan guarantee support provided by EXIM:

--------------------------------------------------------------------------------
                  Number of   Interest               Original US$  Original CDN$
                   Aircraft       Rate     Maturity   Loan Amount    Loan Amount
--------------------------------------------------------------------------------
Quarter 2 2007
    Boeing 777           4      5.435%         2019          415            441
--------------------------------------------------------------------------------


The interest rate above represents the weighted average fixed interest rate on the loans.

The following table summarizes the principal repayment requirements (in CDN$) of the Boeing aircraft financing obtained during Quarter 2 2007:

--------------------------------------------------------------------------------
                             Remainder
                               of 2007     2008     2009     2010   2011   2012
--------------------------------------------------------------------------------
Boeing aircraft financing    $      18    $  37   $   37    $  37   $ 37   $ 37
--------------------------------------------------------------------------------


The following table summarizes the loans, secured by the delivered aircraft, which Air Canada drew during the six month period ended June 30, 2007 to finance the acquisition of Embraer aircraft:


-----------------------------------------------------------------------------------------------
                    Number of      Interest                 Original US$      Original CDN$
                     Aircraft          Rate    Maturity      Loan Amount        Loan Amount
-----------------------------------------------------------------------------------------------
Quarter 2 2007
    Embraer 190             4        7.161%        2019    $        90         $        96
-----------------------------------------------------------------------------------------------
Quarter 1 2007
    Embraer 190             4        6.813%        2019    $        90         $       105
-----------------------------------------------------------------------------------------------
Total                       8                              $       180         $       201
-----------------------------------------------------------------------------------------------


The interest rates above represent the weighted average fixed interest rate on the loans.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007


The following table summarizes the principal repayment requirements (in CDN$) of the Embraer aircraft financing obtained during the six month period ended June 30, 2007:

--------------------------------------------------------------------------------
                             Remainder
                               of 2007     2008     2009     2010   2011   2012
--------------------------------------------------------------------------------
Embraer aircraft financing    $      4    $  97    $   9    $  10   $ 10   $ 15
--------------------------------------------------------------------------------


REDUCTION IN NON-CONTROLLING INTEREST

During Quarter 1 2007 the Corporation refinanced five CRJ aircraft and the refinancing included a payment of the non-controlling interest portion of the leasing arrangement to third parties of $36.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007


--------------------------------------------------------------------------------
5.  POST-EMPLOYMENT EXPENSES
--------------------------------------------------------------------------------

The Corporation has recorded pension and other employee future benefits expense as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                           Three Months Ended                         Six Months Ended
                                               June 30               June 30             June 30              June 30
                                                  2007                  2006                2007                 2006
-----------------------------------------------------------------------------------------------------------------------
Pension benefit expense                      $     37        $            46         $        75         $         91
Other employee future benefit expense              23                     27                  53                   55
-----------------------------------------------------------------------------------------------------------------------
                                             $     60        $            73         $       128         $        146
-----------------------------------------------------------------------------------------------------------------------
Amount charged to Aeroplan                         (2)                     -                  (2)                   -
-----------------------------------------------------------------------------------------------------------------------
Net pension and other
employee benefits expense                    $     58        $            73         $       126         $        146
-----------------------------------------------------------------------------------------------------------------------


ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
6.  LABOUR RELATED PROVISIONS
--------------------------------------------------------------------------------

The following table outlines the changes to labour related provisions which are included in long-term employee liabilities for balances that existed upon the implementation of fresh start reporting on September 30, 2004 (current portion included in Accounts payable and accrued liabilities):

-------------------------------------------------------------------------------------------------------------
                                                 Three Months Ended                       Six Months Ended
                                       June 30              June 30           June 30              June 30
                                          2007                 2006              2007                 2006
-------------------------------------------------------------------------------------------------------------
Beginning of period                $        67         $        133       $        77        $        144
Interest accretion                           2                    3                 3                   5
Amounts disbursed                          (12)                 (14)              (23)                (27)
Deconsolidation of Jazz (Note 1)            (4)                   -                (4)                  -
-------------------------------------------------------------------------------------------------------------
End of period                               53                  122                53                 122
Current portion                            (27)                 (37)              (27)                (37)
-------------------------------------------------------------------------------------------------------------
                                   $        26         $         85       $        26        $         85
-------------------------------------------------------------------------------------------------------------

During 2006, as a result of a review of the outstanding provisions related to programs implemented prior to September 30, 2004, it was determined that a portion of the provision amounting to $23 would no longer be required and was adjusted during Quarter 3 2006. The amount reversed has been applied as an adjustment to shareholders' equity.

The following table outlines the changes to labour related provisions which are included in long-term employee liabilities for balances that have been created subsequent to the implementation of fresh start reporting on September 30, 2004 (current portion included in Accounts payable and accrued liabilities):

------------------------------------------------------------------------------------------------------------------
                                                            Three Months Ended                 Six Months Ended
                                                       June 30         June 30         June 30          June 30
                                                          2007            2006            2007             2006
------------------------------------------------------------------------------------------------------------------
Beginning of period                                 $      39        $     44         $     32        $      13
Special charge for labour restructuring:
    2007 ACTS workforce reduction                           6               -               15                -
    2006 non-unionized reduction                            -               -                -               33
Charges recorded in wages, salaries and benefits            9               3               11                3
Amounts disbursed                                         (10)             (4)             (14)              (6)
------------------------------------------------------------------------------------------------------------------
End of period                                              44              43               44               43
Current portion                                           (27)            (35)             (27)             (35)
------------------------------------------------------------------------------------------------------------------
                                                    $      17        $      8         $     17        $      8
------------------------------------------------------------------------------------------------------------------

The Corporation offers severance programs to certain employees from time to time. The cost of these programs is recorded within operating expenses.

During Quarter 2 2007, under special charges for labour restructuring, a charge of $6 ($15 for the six month period ending June 30, 2007) was recorded in the ACTS segment for the workforce reduction announced as a result of the termination of a heavy maintenance contract at ACTS. This workforce reduction will be completed during 2007.

During Quarter 1 2006 a workforce reduction plan was announced to reduce non-unionized employee levels by 20 percent. A special charge of $28 was recorded in the Air Canada segment and $5 in ACTS in Quarter 1 2006 relating to this program. During Quarter 4 2006, the estimated cost of this plan to the Air Canada segment was revised due to the favourable impact of attrition and other factors which reduced the cost of achieving the target. As a result, the Air Canada segment recorded a reduction of $8 in Quarter 4 2006 to the special charge for labour restructuring.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
7.  DERIVATIVE AND FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

FUEL PRICE RISK MANAGEMENT

The financial results of Air Canada are impacted by changes in jet fuel prices as a result of Air Canada's inherent dependence on energy for its operations. To manage its exposure to jet fuel prices, Air Canada enters into derivative contracts with financial intermediaries for the purpose of managing volatility in operating cash flows. Air Canada uses derivative contracts on jet fuel and also on other crude oil based commodities, such as heating oil and crude oil, due to the relative limited liquidity of jet fuel derivative instruments on a medium to longer term horizon, since jet fuel is not traded on an organized futures exchange. Air Canada does not purchase or hold any derivative financial instruments for trading purposes.

Air Canada designates its fuel derivatives as hedges and applies hedge accounting as prescribed under CICA section 3865, Hedges. Designated hedging items under cash flow hedges result in all period changes in the fair value of the hedging item that are considered effective being recorded in AOCI until the underlying jet fuel is consumed. Upon maturity of the hedging item, the effective gains and losses are recorded in Fuel expense. The ineffective component of the period change in fair value is recorded in non-operating income (expense).

Effectiveness is defined as the extent to which changes in the fair value of a hedged item relating to a risk being hedged is offset by changes in the fair value of the corresponding hedging item. Air Canada's accounting policy measures effectiveness based on the change in the intrinsic value of fuel derivatives compared to the change in the intrinsic value of the anticipated jet fuel purchase (based on the Corporation's weighted average price). As Air Canada's current policy does not take into account variables affecting fair value such as volatility and time value of money, a significant component of the change in fair value of outstanding fuel derivatives may be recorded as ineffective under the current policy.

Ineffectiveness is inherent in hedging diversified jet fuel purchases with derivative positions in crude oil and related commodities and in the differences between intrinsic values and fair market values of the derivative instruments, especially given the magnitude of volatility observed in oil market prices. As a result Air Canada is unable to predict the amount of ineffectiveness for each period. This may result, and has resulted, in increased volatility in the accounting results of Air Canada, but has no impact on the underlying cash flows.

If the hedge ceases to qualify for hedge accounting, any period change in fair value of the fuel derivative instrument is recorded in non-operating income. For those fuel derivatives that do not qualify for hedge accounting, the period changes in fair value of the fuel derivatives are recorded in non-operating income.

The following table provides the changes in fair value of designated hedging items before the impact of tax during the six month period ended June 30, 2007:

------------------------------------------------------------------------------------------------------------------------
                                                                                            Retained
                                                                               Non-        earnings /
                                    Fair value of                           operating            non-
                                 outstanding fuel       OCI /        Fuel      income     controlling           Cash on
Increase (decrease)                   derivatives       AOCI      expense      (loss)        interest        settlement
------------------------------------------------------------------------------------------------------------------------
January 1, 2007                          $   (18)     $   (26)    $     -      $     -     $       8        $        -
Unrealized period change in fair value        39            9           -           30             -                 -
Realized loss on maturing contracts           14            8           8            -             -               (14)
------------------------------------------------------------------------------------------------------------------------
March 31, 2007                           $    35      $    (9)    $     8      $    30     $       8        $      (14)
Unrealized period change in fair value         6           13           -           (7)            -
Realized gain on maturing contracts           (5)           3          (3)          (7)            -                 4
------------------------------------------------------------------------------------------------------------------------
June 30, 2007                            $    36      $     7     $     5      $    16     $       8        $      (10)
------------------------------------------------------------------------------------------------------------------------

OCI amounts for the three months ended June 30, 2007 are presented net of tax expense of $6 in the Consolidated Statement of Comprehensive Income ($9 for the six months ended June 30, 2007).

FOREIGN EXCHANGE RISK MANAGEMENT

Air Canada enters into certain foreign exchange forward contracts or currency swaps to manage the risks associated with foreign currency exchange rates. As at June 30, 2007, Air Canada had entered into foreign currency forward contracts and option agreements on US$1,574 of future purchases in 2007 and 2008. The fair value of these foreign currency contracts as at June 30, 2007 is $73 in favour of the counterparty (December

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007


31, 2006 - $25 in favour of Air Canada on $503 of future purchases in 2007). These derivative instruments have not been designated as hedges for accounting purposes. The unrealized loss has been recorded in foreign exchange.

During Quarter 1 2007, Air Canada's currency swaps for five CRJ leases with third parties were settled at their fair value of $10 (which was equal to carrying value) upon the expiry of the lease term.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
8.  INCOME TAXES
--------------------------------------------------------------------------------

The following income tax related amounts appear in the Corporation's consolidated statement of financial position.

--------------------------------------------------------------------------------
Asset                                  June 30         March 31     December 31
                                          2007             2007            2006
--------------------------------------------------------------------------------
Future income taxes asset
  recorded in current assets (a)    $      342      $       51        $     584
Future income taxes asset (a)       $       24      $      214        $     336
--------------------------------------------------------------------------------
                                    $      366      $      265        $     920
                                    --------------------------------------------

--------------------------------------------------------------------------------
Liability                              June 30         March 31     December 31
                                          2007             2007            2006
--------------------------------------------------------------------------------
Current taxes payable (b)           $       -       $       (6)       $    (345)
Future income taxes liability (b)         (94)      $     (136)       $    (136)
--------------------------------------------------------------------------------
                                    $     (94)      $     (142)       $    (481)
                                    --------------------------------------------


a) FUTURE INCOME TAXES ASSETS

During Quarter 2 2007, the Corporation has determined that it is more likely than not that certain future income tax assets of $220, which were offset by a valuation allowance, will be realized through a combination of future reversals of temporary differences and taxable income.

During Quarter 2 2007, the Corporation realized $111 of non-current future income tax assets, through the distribution of Aeroplan units and Jazz units (Note 10).

Miscellaneous adjustments reduced future income tax assets in Quarter 2 2007 by $8.

During Quarter 1 2007, future income tax assets of Air Canada of $345 were utilized to recover a current tax payable of the same amount.

During Quarter 1 2007 the Corporation realized $328 of future income tax assets through the distribution of Aeroplan units (Note 10). In addition, the Corporation realized $40 of future income tax assets through the distribution of Jazz units (Note 10) which had been offset by a valuation allowance.

Miscellaneous adjustments increased future income tax assets in Quarter 1 2007 by $18.


b) CURRENT TAXES PAYABLE AND FUTURE INCOME TAXES LIABILITY

During Quarter 2 2007, future income tax liabilities declined by $42 due to a reduction in the carrying value of certain intangibles and other assets with indefinite lives. The reduction in the carrying values resulted from recognition of future income tax assets that existed at fresh start and for which valuation allowance was recorded.

As part of a tax loss utilization strategy that was planned in conjunction with the initial public offering of Air Canada and corporate restructuring, a current tax payable of $345 was created in 2006. This tax payable arose upon a transaction to transfer tax assets from Air Canada to ACE. This tax payable was recoverable from future income tax assets of Air Canada, and was settled during Quarter 1 2007. During Quarter 1 2007 the Air Canada segment recorded interest expense of $6 due on the tax balance prior to its recovery. This amount was recorded in Current income taxes on the consolidated statement of operations in Quarter 1.


ACE AVIATION                                                              Notes to the Consolidated Financial Statements
                                                                                                          Quarter 2 2007


c) PROVISION FOR INCOME TAXES

Components of the provision for income taxes are as follows:

---------------------------------------------------------------------------------------------------------------------------
                                                                        Three Months Ended            Six Months Ended
                                                                    June 30        June 30        June 30      June 30
                                                                       2007           2006           2007         2006
---------------------------------------------------------------------------------------------------------------------------
Recovery of (provision for) income taxes before under noted items  $   (68)      $   (102)      $    (65)      $   (73)
    Special distribution of Aeroplan units                              (9)             -            (38)           (6)
    Special distribution of Jazz units                                  (2)             -             (6)            -
    Effect of changes in tax elections previously estimated              -              -            (17)            -
    Issue of Jazz units                                                  -              -              -           (10)
    Effect of tax rate changes on temporary differences                  2             17             12            17
    Valuation allowance reversal                                         2              -              2             -
    Interest expense                                                     -              -             (6)            -
---------------------------------------------------------------------------------------------------------------------------
Recovery of (provision for) income taxes                           $   (75)     $     (85)      $   (118)      $   (72)
---------------------------------------------------------------------------------------------------------------------------


Future income tax expense of $17 was recorded during Quarter 1 2007 as a result of a change to previously estimated amounts on certain tax elections.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
9.  SHARE INFORMATION
--------------------------------------------------------------------------------


The issued and outstanding common shares of ACE as at June 30, 2007, along with potential common shares, are as follows:

--------------------------------------------------------------------------------
                                                    June 30         December 31
Outstanding shares (000)                               2007                2006
--------------------------------------------------------------------------------
Issued and outstanding
   Class A variable voting shares                    79,277              79,499
   Class B voting shares                             24,098              22,772
--------------------------------------------------------------------------------
Total issued and outstanding                        103,375             102,271
--------------------------------------------------------------------------------
Potential common shares
   Convertible preference shares                     11,014              10,747
   Convertible notes                                 12,437               7,354
   Stock options                                      4,439               3,598
--------------------------------------------------------------------------------
Total potential common shares                        27,890              21,699
--------------------------------------------------------------------------------

The information presented in the table above reflects the changes in connection with the distributions of units of Aeroplan Income Fund and units of Jazz Air Income Fund as described in Note 2, Note 3 and Note 10.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007


--------------------------------------------------------------------------------
10. DISTRIBUTION OF AEROPLAN AND JAZZ UNITS
--------------------------------------------------------------------------------

On March 3, 2006, ACE effected a distribution of 0.18 units of Aeroplan Income Fund per Class A Variable Voting Share, Class B Voting Share and Preferred Share (on an as converted basis) of ACE to its shareholders of record as at such date by way of reduction of capital. For the purposes of the distribution, ACE converted 20,204,165 units of Aeroplan LP into 20,204,165 units of Aeroplan Income Fund which were distributed to ACE's shareholders on the record date.

On October 5, 2006, the shareholders of ACE approved a statutory plan of arrangement pursuant to the Canada Business Corporations Act. On October 6, 2006, the Quebec Superior Court issued a final order approving the statutory plan of arrangement, which became effective October 10, 2006. The arrangement granted authority to the board of directors of ACE to make from time to time one or more distributions to ACE shareholders in an aggregate amount of up to $2 billion by way of reduction of the stated capital of the Variable Voting Shares, Voting Shares and Preferred Shares (hereafter referred to as the "Plan").

On December 28, 2006, ACE announced the terms of a distribution under the Plan, pursuant to which ACE shareholders of record on January 10, 2007, would receive a distribution of 50 million units of Aeroplan Income Fund, or approximately
0.442 units of Aeroplan Income Fund per Variable Voting Share, Voting Share and Preferred Share (on an as converted basis) of ACE. Based on a closing price of $17.97 per unit of Aeroplan Income Fund on the TSX on January 10, 2007, the value of the distribution was approximately $899 million. In anticipation of the distribution, on December 28, 2006, ACE exchanged 50 million units of Aeroplan LP into 50 million units of Aeroplan Income Fund and caused such units of Aeroplan Income Fund to be distributed to ACE's eligible shareholders of record on January 10, 2007. ACE also exchanged on January 10, 2007, 60 million units of Aeroplan LP into 60 million units of Aeroplan Income Fund for internal reorganization purposes.

On March 2, 2007, ACE announced a second distribution under the Plan pursuant to which ACE's shareholders of record on March 14, 2007 were entitled to receive 20,272,917 units of Aeroplan Income Fund, or approximately 0.177 units of Aeroplan Income Fund, and 25 million units of Jazz Air Income Fund units, or approximately 0.219 units of Jazz Air Income Fund per Variable Voting Share, Voting Share and Preferred Share (on an as converted basis) of ACE. Based on a closing price of $19.40 per unit of Aeroplan Income Fund and $8.60 per unit of Jazz Air Income Fund on the TSX on March 14, 2007, the value of the distribution was approximately $608 million. For the purpose of the distribution, on March 14, 2007, ACE exchanged 25 million units of Jazz LP into 25 million units of Jazz Air Income Fund. For internal reorganization purposes, on March 14, 2007, ACE also exchanged its remaining 40,545,835 units of Aeroplan LP into 40,545,835 units of Aeroplan Income Fund.

On March 30, 2007, ACE exchanged its remaining 47,226,920 units of Jazz LP at that time into 47,226,920 units of Jazz Air Income Fund for internal reorganization purposes.

On May 11, 2007, ACE announced a third and final distribution under the Plan pursuant to which ACE's shareholders of record on May 24, 2007 were entitled to receive 18 million units of Aeroplan Income Fund, or approximately 0.157 units of Aeroplan Income Fund, and 12 million units of Jazz Air Income Fund units, or approximately 0.105 units of Jazz Air Income Fund per Variable Voting Share, Voting Share and Preferred Share (on an as converted basis) of ACE. Based on a closing price of $21.50 per unit of Aeroplan Income Fund and $8.26 per unit of Jazz Air Income Fund on the TSX on May 24, 2007, the value of the distribution was approximately $486 million.

The following table summarizes the units distributed to shareholders during Quarter 2 2007:

-------------------------------------------------------------------------------------
Distributions                           May 24, 2007 Aeroplan     May 24, 2007 Jazz
                                            units distributed     units distributed
-------------------------------------------------------------------------------------
Distributed to common shareholders                 16,274,237            10,849,492
Distributed to preferred shareholders               1,725,763             1,150,508
-------------------------------------------------------------------------------------
                                                   18,000,000            12,000,000
-------------------------------------------------------------------------------------

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007


The following table summarizes the units distributed to shareholders during Quarter 1 2007:

-----------------------------------------------------------------------------------------------
Distributions                          January 10 2007     March 14 2007        March 14 2007
                                        Aeroplan units    Aeroplan units                 Jazz
                                           distributed       distributed    units distributed
-----------------------------------------------------------------------------------------------
Distributed to common shareholders          45,240,473        18,345,927           22,623,690
Distributed to preferred shareholders        4,759,527         1,926,990            2,376,310
-----------------------------------------------------------------------------------------------
                                            50,000,000        20,272,917           25,000,000
-----------------------------------------------------------------------------------------------

Since the approval of the statutory plan of arrangement in October 2006, approximately $2 billion has been distributed under the $2 billion plan.

Distributions to Common Shareholders
------------------------------------

The distributions to holders of Variable Voting Shares and Voting Shares totaling 79,860,637 units of Aeroplan Income Fund ("Aeroplan units") and 33,473,182 units of Jazz Air Income Fund ("Jazz units") were non-monetary non-reciprocal transfers to owners. Non-monetary non-reciprocal transfers to owners are recorded at the carrying amount of the net assets transferred and do not give rise to a gain or loss. For the Quarter 2, 2007 Aeroplan units distributed, as Aeroplan was an equity investment at the time of distribution, $57 was recorded as a reduction of the negative equity investment in Aeroplan offset by an increase to contributed surplus. The 2007 distributions involved the use of future income tax assets, of which $354 related to the distributions to the common shareholders which was recorded as a reduction in share capital.

-------------------------------------------------------------------------------
Distribution to                         Aeroplan units     Reduction to share
common shareholders                        distributed     capital due to FIT
-------------------------------------------------------------------------------
January 10, 2007                            45,240,473           $       (192)
March 14, 2007                              18,345,927                    (82)
May 24, 2007                                16,274,237                    (80)
-------------------------------------------------------------------------------
                                            79,860,637           $       (354)
-------------------------------------------------------------------------------

For the Jazz units distributed, $23 was recorded as a reduction to share capital ($8 during Quarter 2 2007 and $15 during Quarter 1 2007) and an increase to non-controlling interest on the consolidated statement of financial position, representing the proportionate carrying amount of ACE's investment in Jazz related to the distribution to the Class A and Class B shareholders. The 2007 distributions involved the use of future income tax assets, of which $49 related to the distributions to the common shareholders which was recorded as a reduction in share capital. The following table summarizes the financial statement impact of the Jazz units distributed to Class A and Class B shareholders:

--------------------------------------------------------------------------------
Distribution to          Jazz units    Reduction to share     Reduction to share
common shareholders     distributed      capital recorded     capital due to FIT
--------------------------------------------------------------------------------
March 14, 2007           22,623,690          $       (15)         $         (36)
May 24, 2007             10,849,492                   (8)                   (13)
--------------------------------------------------------------------------------
                         33,473,182          $       (23)         $         (49)
--------------------------------------------------------------------------------

Distributions to Preferred Shareholders
---------------------------------------

The distributions to preferred shareholders of ACE totaled 8,412,280 Aeroplan units and 3,526,818 Jazz units. These transactions were considered a non-reciprocal transfer to non-owners since the holders of the Preferred Shares are not considered owners of the Corporation for accounting purposes. The transfers are measured at fair value at the date of distribution and results in net interest expense being recorded, which is the fair value of each distribution less the gain recorded. The gain recorded is the fair value of the distribution in excess of the Corporation's proportionate carrying value of its investment. The fair value of the distribution is based on the closing price of the Aeroplan Income Fund units and Jazz Air Income Fund units on the TSX on the day of the distribution.

The Aeroplan units distributed to preferred shareholders resulted in net interest expense recorded during the six month period ended June 30, 2007 and a proportionate reduction to intangible assets related to fair value adjustments to Aeroplan intangibles that are recorded on consolidation as a result of the dilution of interests. The following table summarizes the financial statement impact of the Aeroplan units distributed to preferred shareholders:

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007


----------------------------------------------------------------------------------------------------------------
                             Aeroplan                                                            Reduction to
Distribution to                 units    Fair value of         Gain on        Net interest   intangible asset
preferred shareholders    distributed     distribution    distribution    expense recorded           recorded
----------------------------------------------------------------------------------------------------------------
Quarter 1 2007
   January 10, 2007         4,759,527      $        86      $       78          $        8        $        (8)
   March 14, 2007           1,926,990               37              33                   4                 (4)
Quarter 2 2007
   May 24, 2007             1,725,763               37              43                  (6)                 -
---------------------------------------------------------------------------------------------------------------
                            8,412,280      $       160      $      154          $        6        $       (12)
---------------------------------------------------------------------------------------------------------------


The Jazz units distributed to preferred shareholders resulted in net interest expense recorded during the six month period ended June 30, 2007 and an increase to non-controlling interest as a result of the dilution of interests. The following table summarizes the financial statement impact of the Jazz units distributed to preferred shareholders:

--------------------------------------------------------------------------------------------------------------
                             Aeroplan                                                            Reduction to
Distribution to                 units    Fair value of         Gain on        Net interest   intangible asset
preferred shareholders    distributed     distribution    distribution    expense recorded           recorded
--------------------------------------------------------------------------------------------------------------
Quarter 1 2007
   March 14, 2007           2,376,310    $          21      $       19        $         2        $        (2)
Quarter 2 2007
   May 24, 2007             1,150,508               10               9                  1                 (1)
--------------------------------------------------------------------------------------------------------------
                            3,526,818    $          31      $       28        $         3        $        (3)
--------------------------------------------------------------------------------------------------------------


The distributions described above had no cash tax consequences.

In accordance with the terms of the ACE Convertible Senior Notes, the distributions during the six month period ended June 30, 2007 and return of capital triggered a conversion rate adjustment (Note 4). This change in the conversion rate did not have any accounting consequences.

In accordance with the terms of the ACE stock option plan, each distribution during the six month period ended June 30, 2007 triggered an adjustment to the exercise price and the number of options outstanding. Effective on the applicable dates of the distributions, the adjustments were applied to all unexercised ACE stock options, whether vested or not, in a consistent manner with the adjustment to the conversion rate for the convertible senior notes, as outlined in the following table:

-------------------------------------------------------------------------------------------------------
                                            Before Adjustment                         After Adjustment
                                                      Options                                  Options
Distribution              Exercise Price          Outstanding      Exercise Price          Outstanding
-------------------------------------------------------------------------------------------------------
January 10, 2007       $           26.04            3,570,390        $      20.95            4,436,644
March 14, 2007                     22.02            3,397,496               18.76            3,989,011
May 24, 2007                       18.53            3,854,370               15.98            4,466,744
-------------------------------------------------------------------------------------------------------

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
11. SEGMENT INFORMATION
--------------------------------------------------------------------------------

COMPOSITION OF BUSINESS SEGMENTS

The Corporation has four reportable segments: Air Canada (previously Air Canada Services), Aeroplan (up to March 14, 2007), Jazz (up to May 24, 2007), and ACTS.

CIE includes the corporate, financing and investing activities of ACE. CIE also includes certain consolidation adjustments related to revenue recognition differences amongst the operating segments. These consolidation adjustments are related to the timing of recognition and the presentation of revenue related to Aeroplan redemptions and the timing of revenue recognition related to maintenance services provided by ACTS (completed contract for engine and component maintenance services) versus the expense recognition in Air Canada and Jazz, which is as the work is completed. CIE also records the non-controlling interest related to ACE's investment in Aeroplan and Jazz. As described in Note 2, on March 14, 2007 the Corporation ceased to consolidate Aeroplan and therefore the equity investment income from ACE's investment in Aeroplan during Quarter 1 2007 and Quarter 2 2007 is recorded within CIE. As described in Note 3, on May 24, 2007 the Corporation ceased to consolidate Jazz and the equity investment income from ACE's investment during Quarter 2 2007 is recorded within CIE. Future income taxes are recorded within the applicable taxable entities and are not allocated to non-taxable entities.

The Aeroplan consolidation adjustments recorded within CIE for the period when Aeroplan was consolidated related mainly to the revenue recognition timing difference from when Aeroplan records revenues, which is at the time a Mile is redeemed, to the consolidated accounting policy of revenue recognition at the time reward transportation is provided. In addition, within the Aeroplan segment of the ACE consolidated financial statements, Aeroplan revenue from the redemption of Miles is recorded in Other revenue, whereas on the consolidated financial statements, Miles redeemed for travel on Air Canada and Jazz are recorded in Passenger revenue. This results in an elimination of certain Aeroplan Other revenue amounts within CIE to reflect the consolidated recognition of Aeroplan Miles redeemed for travel on Air Canada and Jazz within Passenger revenue. This also results in an adjustment to passenger revenue recorded within CIE. In the Aeroplan segment information, the cost to Aeroplan of purchasing rewards is recorded in other operating expenses.

The Jazz segment, included up to May 24, 2007, is operating under the capacity purchase agreement ("Jazz CPA") with Air Canada.

Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions between each other as if they were unrelated parties.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007



A reconciliation of the total amounts reported by each business segment and geographic region to the applicable amounts in the consolidated financial statements follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                             Three Months Ended                                 Three Months Ended
                                                                 June 30, 2007*                                      June 30, 2006
                                  -------------------------------------------------------------------------------------------------
                                       Air  Aero-                         Total       Air   Aero-                            Total
                                    Canada  plan* Jazz*   ACTS     CIE      ACE    Canada    plan    Jazz    ACTS    CIE       ACE
-----------------------------------------------------------------------------------------------------------------------------------
Passenger revenue                 $  2,336  $ -  $   -   $   -  $       $ 2,336   $ 2,262   $   -  $    -  $    -  $  26   $ 2,288
Cargo revenue                          135    -      -       -      -       135       152       -       -       -      -       152
Other revenue                          118    -      1      56     13       188       121     181       2      55   (117)      242
----------------------------------------------------------------------------------------------------------------------------------
   External revenue                  2,589    -      1      56     13     2,659     2,535     181       2      55    (91)    2,682
----------------------------------------------------------------------------------------------------------------------------------
Inter-segment revenue                   46    -    248     202   (496)        -        41       2     338     171   (552)        -
----------------------------------------------------------------------------------------------------------------------------------
   Total revenues                    2,635    -    249     258   (483)    2,659     2,576     183     340     226   (643)    2,682
----------------------------------------------------------------------------------------------------------------------------------
Wages, salaries and benefits           475    -     56      90      5       626       449      20      77      83      7       636
Aircraft fuel                          636    -     54       -    (53)      637       631       -      71       -    (71)      631
Aircraft rent                           71    -     22       -     (2)       91        83       -      33       -     (3)      113
Airport and navigation fees            257    -     33       -    (34)      256       245       -      43       -    (43)      245
Aircraft maintenance, materials
   and supplies                        205    -     20      79   (183)      121       189       -      22      67   (160)      118
Depreciation of property and
   equipment                           126    -      4       3     (2)      131       105       -       7       1      1       114
Amortization of intangible assets       10    -      -       5      -        15        13       4       -       3      3        23
Obsolescence provisions                  -    -      -       3      -         3         -       -       -       3      -         3
Commissions                             51    -      -       -      -        51        59       -       -       -      -        59
Capacity purchase fees paid to
   Jazz                                232    -      -       -   (156)       76       215       -       -       -   (215)        -
Special charge for labour
   restructuring                         -    -      -       6      -         6         -       -       -       -      -         -
Other operating expenses               484    -     34      63    (31)      550       474     128      51      68   (162)      559
----------------------------------------------------------------------------------------------------------------------------------
   Total operating expenses          2,547    -    223     249   (456)    2,563     2,463     152     304     225   (643)    2,501
----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                 88    -     26       9    (27)       96       113      31      36       1      -       181
----------------------------------------------------------------------------------------------------------------------------------
Interest income                         23    -      1       -      4        28        20       4       1       -      4        29
Interest expense                       (86)   -     (1)     (5)    (4)      (96)      (76)     (4)     (2)     (4)    (5)      (91)
Interest capitalized                    28    -      -       -      -        28        13       -       -       -      -        13
Aeroplan equity investment income        -    -      -       -     17        17         -       -       -       -      -         -
Jazz equity investment income            -    -      -       -      7         7         -       -       -       -      -         -
Gain on sale of US Airways shares        -    -      -              4         4         -       -       -       -    100       100
Gain on disposal of assets              14    -      -       -      -        14         1       -       -       -      -         1
Gain (loss) on financial
instruments recorded at
fair value                              (6)   -      -       -      -        (6)       (1)      -       -       -      -        (1)
Other non-operating income
(expense)                               (6)   -      1              4        (1)       (3)      1       -      (1)     4         1
Non-controlling interest                (4)   -      -       -    (52)      (56)       (3)      -       -       -    (16)      (19)
Foreign exchange gain (loss)            160   -      -      (1)    (1)      158       108       -       -       -     (1)      107
Recovery of (provision for)
    income taxes                        (56)  -      -       -    (19)      (75)      (20)      -       -       -    (65)      (85)
----------------------------------------------------------------------------------------------------------------------------------
Segment income (loss)             $     155 $ -  $  27   $   3  $ (67)  $   118  $    152  $   32  $   35  $   (4) $  21  $    236
----------------------------------------------------------------------------------------------------------------------------------


*Effective March 14, 2007 the results and financial position of Aeroplan LP and effective May 24, 2007 the results and financial position of Jazz LP are not consolidated within ACE (Note 1). Aeroplan and Jazz equity investment income is recorded within CIE prospectively from March 14, 2007 and May 24, 2007 respectively.


ACE AVIATION                                                                      Notes to the Consolidated Financial Statements
                                                                                                                  Quarter 2 2007

-----------------------------------------------------------------------------------------------------------------------------------
                                                             Three Months Ended                                Three Months Ended
                                                                 June 30, 2007*                                     June 30, 2006
                                  -------------------------------------------------------------------------------------------------
                                       Air  Aero-                         Total      Air   Aero-                            Total
                                    Canada  plan* Jazz*   ACTS     CIE      ACE   Canada    plan  Jazz    ACTS     CIE        ACE
-----------------------------------------------------------------------------------------------------------------------------------
Passenger revenue                 $  4,473  $  -  $   -  $  -   $   15  $ 4,488 $ 4,264    $  -  $  -   $    -   $  45  $   4,309
Cargo revenue                          275     -      -     -        -      275     303       -     -        -       -        303
Other revenue                          327   198      3   113     (120)     521     316     378     4      101    (245)       554
-----------------------------------------------------------------------------------------------------------------------------------
   External revenue                  5,075   198      3   113     (105)   5,284   4,883     378     4      101    (200)     5,166
-----------------------------------------------------------------------------------------------------------------------------------
Inter-segment revenue                   94     3    610   398   (1,105)       -      87       5   656      325  (1,073)         -
-----------------------------------------------------------------------------------------------------------------------------------
   Total revenues                    5,169   201    613   511   (1,210)   5,284   4,970     383   660      426  (1,273)     5,166
-----------------------------------------------------------------------------------------------------------------------------------
Wages, salaries and benefits           974    17    139   176       18    1,324     912      38   151      164      13      1,278
Aircraft fuel                        1,221     -    125     -     (124)   1,222   1,200       -   130        -    (130)     1,200
Aircraft rent                          144     -     57     -       (6)     195     166       -    65        -      (5)       226
Airport and navigation fees            500     -     80     -      (81)     499     475       -    83        -     (83)       475
Aircraft maintenance, materials
   and supplies                        429     -     50   158     (374)     263     396       -    45      131    (325)       247
Depreciation of property and
   equipment                           244     -      9     4       (1)     256     206       -    11        3       1        221
Amortization of intangible assets       19     3      -    10        -       32      26       8     -        6       6         46
Obsolescence provisions                  1     -      -     6        -        7       1       -     -        6       -          7
Commissions                            110     -      -     -        -      110     127       -     -        -       -        127
Capacity purchase fees paid to
  Jazz                                 462     -      -     -     (386)      76     421       -     -        -    (421)         -
Special charge for labour
  restructuring                          -     -      -    15        -       15      28       -     -        5       -         33
Other operating expenses             1,055   141     91   130     (199)   1,218   1,023     267   103      129    (335)     1,187
-----------------------------------------------------------------------------------------------------------------------------------
   Total operating expenses          5,159   161    551   499   (1,153)   5,217   4,981     313   588      444  (1,279)     5,047
-----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                 10    40     62    12      (57)      67     (11)     70    72      (18)      6        119
-----------------------------------------------------------------------------------------------------------------------------------
Interest income                         49     3      2     -        7       61      37       8     2        -       4         51
Interest expense                      (177)   (3)    (3)  (10)     (26)    (219)   (147)     (7)   (4)      (8)    (13)      (179)
Interest capitalized                    64            -     -        -       64      23       -    (1)       -       -         22
Aeroplan equity investment
  income                                 -            -     -       20       20       -       -     -        -       -          -
Jazz equity investment income            -            -     -        7        7       -       -     -        -       -          -
Dilution gain - Jazz                     -            -     -        -        -       -       -     -        -     220        220
Gain on sale of US Airways shares        -            -     -        4        4                                    100        100
Gain on disposal of assets              21            -     -        -       21       3       -     -        -       1          4
Gain on financial instruments
   recorded at fair value               28            -     -        -       28      (3)      -     -        -       -         (3)
Other non-operating income
   (expense)                           (10)  (1)      1     -        9       (1)      1       -     -       (1)      6          6
Non-controlling interest                (6)   -       -     -      (73)     (79)     (7)      -     -        -     (27)       (34)
Foreign exchange gain                  193    -       -    (1)      (1)     191     121       -     -        -      (1)       120
Recovery of (provision for)
    income taxes                       (51)   -       -     -      (67)    (118)      9       -     -        -     (81)       (72)
-----------------------------------------------------------------------------------------------------------------------------------
Segment income (loss)            $     121 $ 39   $  62  $  1   $ (177)   $  46   $  26   $  71  $ 69   $  (27)  $ 215     $  354
-----------------------------------------------------------------------------------------------------------------------------------

*Effective March 14, 2007 the results and financial position of Aeroplan LP and effective May 24, 2007 the results and financial position of Jazz LP are not consolidated within ACE (Note 1). Aeroplan and Jazz equity investment income is recorded within CIE prospectively from March 14, 2007 and May 24, 2007 respectively.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007


GEOGRAPHIC INFORMATION
------------------------------------------------------------------------------
                                Three Months                      Six Months
                                       Ended                           Ended
                     June 30         June 30         June 30         June 30
Passenger revenues      2007            2006            2007            2006
------------------------------------------------------------------------------
   Canada           $  1,011     $       969        $  1,865     $     1,755
   US Transborder        469             474             961             948
   Atlantic              476             479             837             818
   Pacific               237             228             450             426
   Other                 143             138             375             362
------------------------------------------------------------------------------
                    $  2,336     $     2,288        $  4,488     $     4,309
------------------------------------------------------------------------------

------------------------------------------------------------------------------
                                Three Months                      Six Months
                                       Ended                           Ended
                     June 30         June 30         June 30         June 30
Cargo revenues          2007            2006            2007            2006
------------------------------------------------------------------------------
   Canada           $     26     $        29        $     51     $        57
   US Transborder          6               6              13              14
   Atlantic               50              51             107             106
   Pacific                43              56              83             105
   Other                  10              10              21              21
------------------------------------------------------------------------------
                    $    135     $       152        $    275     $       303
------------------------------------------------------------------------------

Passenger and cargo revenues are based on the actual flown revenue for flights with an origin or destination in a specific country or region. Atlantic refers to flights that cross the Atlantic Ocean with origin or destinations principally in Europe. Pacific refers to flights that cross the Pacific Ocean with origin or destinations principally in Asia.

Other revenues are principally provided to customers located in Canada.

SEGMENT ASSET INFORMATION
--------------------------------------------------------------------------------
                                                                         June 30
                                                                           2007*
                           -----------------------------------------------------
                             Air Canada       ACTS           CIE          Total
--------------------------------------------------------------------------------
Cash and cash equivalents    $      871     $    4        $  166      $    1,041
Short-term investments              880          -           181           1,061
--------------------------------------------------------------------------------
                             $    1,751     $    4        $  347      $    2,102
--------------------------------------------------------------------------------

Total assets                 $   11,246     $  843        $ (251)     $   11,838
--------------------------------------------------------------------------------

*Effective March 14, 2007 the results and financial position of Aeroplan LP and effective May 24, 2007 the results and financial position of Jazz LP are not consolidated within ACE (Note 1).

--------------------------------------------------------------------------------------------------------------
                                                                                              December 31
                                                                                                     2006
                          ------------------------------------------------------------------------------------
                          Air Canada     Aeroplan          Jazz         ACTS          CIE           Total
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents $    1,312     $    167      $    135     $      -   $      240     $     1,854
Short-term investments           798          453             -            -           73           1,324
--------------------------------------------------------------------------------------------------------------
                          $    2,110     $    620      $    135     $      -   $      313     $     3,178
--------------------------------------------------------------------------------------------------------------

Total assets              $   11,388     $    824      $    483     $    989   $     (243)    $    13,441
--------------------------------------------------------------------------------------------------------------

          Substantially all of the Corporation's property and equipment are related to operations in Canada.


The total assets of CIE is net of the inter-company eliminations between each of the segments and ACE.

 US AIRWAYS INVESTMENT

During Quarter 2, 2007 the Corporation disposed of 0.249 million shares of its holding in US Airways Group, Inc. ("US Airways"). The net proceeds from the sale transactions amounted to $8 (US$8). The corporation recorded a pre-tax gain of $4 ($3 after tax) and a reduction to AOCI of $7, net of tax as a result of this transaction.

As at June 30, 2007, the Corporation continued to hold 0.251 million shares in US Airways with a market value of $8 (US$8). The period change in fair value has been treated as a charge through OCI amounting to $4, net

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007



of tax of $1 during Quarter 2 2007 (six month period ended charge of $8, net of tax of $2). As at June 30, 2007, an amount of $3, net of tax, relating to the unrealized gain on the investment is included in AOCI.

Subsequent to June 30, 2007 the Corporation disposed of the remaining 0.251 million shares of its holding in US Airways. The net proceeds from the sale transactions amounted to $8 (US$8). During Quarter 3 2007 the Corporation will record a pre-tax gain of $4 ($3 after tax) and a reduction of AOCI of $3, net of tax, as a result of this transaction.

DISPOSAL OF PROPERTY

During Quarter 2 2007, a CRJ-100 aircraft owned by Air Canada and leased to Jazz was damaged beyond repair. Given estimated insurance proceeds, Air Canada has recorded a gain on disposal of $14 in Quarter 2, 2007.

During Quarter 1 2007 Air Canada sold one of its commercial real estate properties with a carrying value of $37 for proceeds of $42. The gain on sale of $5 ($4 net of tax) has been recorded in Quarter 1 2007 in the Air Canada segment.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
12. ACQUISITION OF AEROMAN
--------------------------------------------------------------------------------

On February 13, 2007, ACTS LP, through a wholly-owned subsidiary, acquired 80% of Aeromantenimiento, S.A. ("Aeroman"), the aircraft maintenance division of Grupo TACA Holdings Limited ("Grupo TACA") of El Salvador. Total consideration for this acquisition included cash as well as a right to acquire an equity stake in ACTS LP.

The cash component of US$45 consisted of cash of $50 (US$43) on closing and milestone payments of up to $2 (US$2) in the aggregate, funded by ACTS LP through ACE's available cash resources.

A Class A non-voting redeemable share in a wholly-owned subsidiary of ACTS LP ("exchangeable share") was issued to Grupo TACA. The rights attached to the exchangeable share provide for, upon the closing of a monetization transaction pertaining to ACTS LP, the exchangeable share held by Grupo TACA to be exchanged for a variable number of shares or equity interest in ACTS LP. Subsequent to the issue of the exchangeable share, ACE agreed to a transfer of Grupo TACA's rights to a Grupo TACA related party. The estimated fair value of this redemption obligation is presented as a liability. The size of the equity stake to be acquired by Grupo TACA in ACTS LP will be confirmed at the time of the monetization of ACTS LP (Note 13) and is currently expected to represent up to approximately 5% of the total equity of ACTS LP. Prior to ACTS LP's monetization, Grupo TACA can put its right to acquire equity in ACTS LP back to ACE at a discounted value from US$40.4 and accreting up to a cap of US$50.5 over 12 months or the date of monetization, if earlier. Following ACTS LP's monetization, if Grupo TACA has exchanged its exchangeable share, Grupo TACA can put its equity in ACTS LP (or the successor from the monetization process) to ACE at US$50.5 over 12 months commencing from the date of monetization.

In connection with this acquisition, ACTS LP and its wholly-owned subsidiary also entered into a shareholders agreement with Grupo TACA. The agreement provides Grupo TACA a put option to sell the remaining 20% non-controlling interest in Aeroman to ACTS LP, exercisable at any time after February 13, 2009 for up to 50% of its interest and after February 13, 2012 for all or part of its then remaining interest. These dates are subject to a one year extension under certain circumstances. The exercise price for each option is based on a formula that is designed to be the greater of i) fair market value of the non-controlling interest at the time the option is exercised, as determined by a third party valuator; ii) US$19 up to February 13, 2013; and iii) a formula based amount linked to the fair value of ACTS LP.

As a result of the put option on 20% of the shares held by Grupo TACA, ACTS LP is considered to have acquired 100% of Aeroman and has recognized a liability for the remaining 20% non-controlling interest. Subsequent to the acquisition, consolidated earnings includes 100% of the earnings of Aeroman. In addition, the liability related to the put option is variable as its value is based on the estimated fair value of the underlying equity interest and therefore changes to fair value will be included in earnings.

This acquisition has been accounted for under the purchase method and the operations of the acquired entity are consolidated from the date of acquisition. The net assets acquired and the aggregate fair values of the consideration given are as follows:

-------------------------------------------------------------------------------
Assets
   Cash and non-cash working capital                                 $    6
   Property and equipment                                                16
   Intangible assets                                                     63
   Goodwill                                                              57
-------------------------------------------------------------------------------
                                                                        142
Liabilities assumed                                                       -
-------------------------------------------------------------------------------
Net assets                                                           $  142
-------------------------------------------------------------------------------
Consideration given:
   Cash on closing                                                   $   50
   Financial liabilities:
     Class A non-voting redeemable share of a wholly-owned
        subsidiary (US$50.5)                                             58
     Additional cash consideration                                        2
   Transaction costs                                                      4
-------------------------------------------------------------------------------
                                                                        114
-------------------------------------------------------------------------------
   20% non-controlling interest subject to a put option                  28
-------------------------------------------------------------------------------
                                                                     $  142
-------------------------------------------------------------------------------

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007


Aeroman has been determined to be a self-sustaining foreign operation and therefore any changes to foreign exchange affecting the net investment in Aeroman are recorded through OCI, net of nil tax. During Quarter 2 2007, a foreign exchange loss of $7, net of nil tax ($7, net of nil tax, for the six month period ending June 30, 2007) was recorded.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
13. DISPOSAL OF INTEREST IN ACTS
--------------------------------------------------------------------------------


On June 22, 2007 ACE announced that it has agreed to sell a 70% interest in ACTS. ACE will retain a 30% equity interest in ACTS and Air Canada will remain its largest customer. The transaction is expected to close during the third quarter of 2007, subject to customary closing conditions and regulatory approvals. Net cash proceeds to be received by ACE from this transaction will be confirmed on closing after confirmation of certain final adjustments.

As disclosed in Note 12 ACE has an obligation to redeem an exchangeable share in a wholly owned subsidiary of ACTS that was issued to Grupo TACA. Under the terms of the exchangeable share, Grupo TACA has a right to acquire up to approximately 5% of the equity of ACTS LP from ACE, or to receive from ACE a cash payment of up to US$50.5.

The assets and liabilities of ACTS, as reported within the consolidated accounts and net of inter-company balances, have been classified as held for sale and are shown separately on the consolidated statement of financial position. The Corporation will maintain significant involvement in ACTS following the sale transaction. As a result, ACTS does not meet the criteria for discontinued operations and the operating results are not reported as a separate element of the Corporation's earnings.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
14. COMMITMENTS
--------------------------------------------------------------------------------

During Quarter 2 2007, Air Canada amended agreements with Boeing to cancel orders for two Boeing 777 aircraft scheduled for delivery in 2009. In addition, Air Canada increased its order for Boeing 787 aircraft by 23, bringing its total firm orders to 37 Boeing 787 aircraft. Following the amendment, Air Canada has options to acquire an additional 23 Boeing 787 aircraft. The deliveries of the 37 Boeing 787 aircraft committed to by Air Canada are scheduled to be completed by 2014.

In conjunction with the amended agreements, Air Canada received additional financing commitments from Boeing for seven of the additional Boeing 787 aircraft (21 Boeing 787 aircraft in total) on the same terms and conditions as described in Note 15 - Commitments in the 2006 annual consolidated financial statements. Should Air Canada not utilize any of the financing commitments on the Boeing 777 aircraft, the financing commitments for the Boeing 787 aircraft will be increased to 31 aircraft of which the terms for 28 aircraft would be revised to cover 80% of the aircraft delivery price and the term to maturity would be reduced to 12 years with straight-line principal repayments over the term to maturity.

Based on June 30, 2007 exchange rates, the impact of the amended agreements on the previously disclosed committed capital expenditures as described in Note 15
- commitments in the 2006 annual consolidated financial statements of ACE are as follows:

-------------------------------------------------------------------------------
Change in capital commitments                                             CDN
Increase (decrease)
-------------------------------------------------------------------------------
                                                                         $ 28
Year ending December 31, 2007
Year ending December 31, 2008                                              (9)
Year ending December 31, 2009                                            (293)
Year ending December 31, 2010                                              72
Year ending December 31, 2011                                             263
Thereafter                                                              2,815
-------------------------------------------------------------------------------
                                                                      $ 2,876
-------------------------------------------------------------------------------

Final aircraft delivery prices include estimated escalation and deferred price delivery payment interest calculated based on the 90-day USD LIBOR rate at June 30, 2007.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
15. CONTINGENCIES
--------------------------------------------------------------------------------

The European Commission, the United States Department of Justice and the Competition Bureau in Canada, among other competition authorities, are investigating alleged anti-competitive cargo pricing activities, including the levying of certain fuel surcharges, of a number of airlines and cargo operators, including Air Canada. Competition authorities have sought or requested information from Air Canada as part of their investigations. Air Canada is cooperating with these investigations which may lead to proceedings against Air Canada and a number of airlines and other cargo operators. Air Canada is also named as a defendant in a number of class action lawsuits that have been filed before the United States District Court and in Canada in connection with these allegations. It is not possible at this time to predict with any degree of certainty the outcome of these proceedings, but these proceedings may result in liability to Air Canada, which may be material. It is Air Canada's policy to conduct its business in full compliance with all applicable competition laws.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
16. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP
--------------------------------------------------------------------------------

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States ("US GAAP"). The following table represents the significant reconciling items between US GAAP and Canadian GAAP. For a complete discussion of US and Canadian GAAP differences, refer to Note 23 to the 2006 annual consolidated financial statements of ACE.

---------------------------------------------------------------------------------------------------
                                              Three Months Ended             Six Months Ended
(Canadian dollars - millions                June 30        June 30        June 30        June 30
except per share data)                         2007           2006           2007           2006
---------------------------------------------------------------------------------------------------
Income for the period in accordance with
Canadian GAAP                                $  118       $   236        $    46       $    354
---------------------------------------------------------------------------------------------------
Convertible securities (2)                       30            15            109             53
Derivative financial instruments (3)             16            44             41             86
Jazz dilution gain                                -             -              -            (41)
Distributions (7)                                (5)            -              9              4
Stock-based compensation                         (1)           (3)            (2)            (3)
Aircraft leases                                  (1)           (1)            (2)            (1)
Amortization of intangible assets                (1)           (2)            (3)            (4)
Post-employment benefits                         17             -             14              -
Non-controlling interest                         (5)            -             (8)             -
---------------------------------------------------------------------------------------------------
Income adjustments for the period before
following                                        50            53            158             94

Income tax adjustment                             2           (12)            27            (20)
---------------------------------------------------------------------------------------------------
Respective period income adjustments in
accordance with US GAAP                          52            41            185             74
---------------------------------------------------------------------------------------------------
Income for the period in accordance with
US GAAP                                     $   170       $   277        $   231       $    428
---------------------------------------------------------------------------------------------------
Total comprehensive income for the period
accordance with Canadian GAAP                   110           236             48            354
---------------------------------------------------------------------------------------------------
Respective period income adjustments in
accordance with US GAAP                          52            41            185             74
---------------------------------------------------------------------------------------------------
Pension adjustment (a) (10)                     704            35            706            140
Derivative financial instruments (a) (3)        (10)            -            (24)             -
Available-for-sale securities (a) (4)             -           (66)             -            (52)
---------------------------------------------------------------------------------------------------
Total comprehensive income for the period
in accordance with US GAAP                  $   856       $   246        $   915       $    516
---------------------------------------------------------------------------------------------------
Earnings per share - US GAAP (12)
   - Basic                                  $  1.60       $  2.68        $  2.14       $   4.11
---------------------------------------------------------------------------------------------------
   - Diluted                                $  1.38       $  2.35        $  1.99       $   3.65
---------------------------------------------------------------------------------------------------

(a) All items in Other Comprehensive Income are shown net of tax.

------------------------------------------------------------------------------
                                                   June 30     December 31
                                                      2007            2006
------------------------------------------------------------------------------
Deferred charges
   Balance under Canadian GAAP                  $       56     $       116
   Deferred finance charges (2)                          3              (6)
------------------------------------------------------------------------------
Balance under US GAAP                           $       59     $       110
------------------------------------------------------------------------------
Goodwill
   Balance under Canadian GAAP                  $        -     $         -
   Goodwill (11)                                         -             675
------------------------------------------------------------------------------
Balance under US GAAP                           $        -     $       675
------------------------------------------------------------------------------
Intangible assets
   Balance under Canadian GAAP                  $      832     $     1,643
   Distributions (5,7)                                   -               4
   Goodwill (11)                                       844             915
------------------------------------------------------------------------------
Balance under US GAAP                           $    1,676     $   2 2,562
------------------------------------------------------------------------------
Deposits and other assets
   Balance under Canadian GAAP                  $      334     $       323
   Derivative financial instruments (3)                  -              (1)
   Available-for-sale securities (4)                     -              23
   Pension asset adjustment (10)                       927              91
   Deconsolidation of Jazz (6)                         (46)              -
------------------------------------------------------------------------------
Balance under US GAAP                           $    1,215     $       436
------------------------------------------------------------------------------

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007

------------------------------------------------------------------------------------------------
                                                               June 30         December 31
                                                                  2007                2006
------------------------------------------------------------------------------------------------
ACTS assets held for sale
   Balance under Canadian GAAP                           $         215        $           -
   Disposal of interest in ACTS (8)                                 40                    -
------------------------------------------------------------------------------------------------
Balance under US GAAP                                    $         255        $           -
------------------------------------------------------------------------------------------------
Accounts payable and accrued liabilities
   Balance under Canadian GAAP                           $       1,260        $       1,547
   Derivative financial instruments (3)                              -                   29
------------------------------------------------------------------------------------------------
Balance under US GAAP                                    $       1,260        $       1,576
------------------------------------------------------------------------------------------------
Long-term debt and capital leases
   Balance under Canadian GAAP                           $       3,438        $       3,759
   Convertible securities (2)                                       21                   17
------------------------------------------------------------------------------------------------
Balance under US GAAP                                    $       3,459        $       3,776
------------------------------------------------------------------------------------------------
Convertible preferred shares
   Balance under Canadian GAAP                           $         172        $         166
   Reclassification of convertible preferred shares (2)           (172)                (166)
------------------------------------------------------------------------------------------------
Balance under US GAAP                                    $          -         $           -
------------------------------------------------------------------------------------------------
Future income taxes
   Balance under Canadian GAAP                           $          94        $         136
   Goodwill (11)                                                   127                   88
------------------------------------------------------------------------------------------------
Balance under US GAAP                                    $         221        $         224
------------------------------------------------------------------------------------------------
Pension and other benefit liabilities
   Balance under Canadian GAAP                           $       1,887        $       1,876
   Additional minimum pension liability adjustment (10)              -                  108
   Pension liability adjustment (6,10)                             137                  227
   Post-employment benefits                                        (83)                 (69)
------------------------------------------------------------------------------------------------
Balance under US GAAP                                    $       1,941        $       2,142
------------------------------------------------------------------------------------------------
Other long-term liabilities
   Balance under Canadian GAAP                           $         486        $         378
   Convertible preferred shares - embedded derivative (2)           83                  178
   Convertible notes - embedded derivative (2)                      58                   60
   Distributions (7)                                                39                    -
   Deconsolidation of Aeroplan (5)                                (175)                   -
------------------------------------------------------------------------------------------------
Balance under US GAAP                                    $         491        $         616
------------------------------------------------------------------------------------------------
ACTS long-term liabilities held for sale
   Balance under Canadian GAAP                           $          79        $           -
   Acquisition of Aeroman (9)                                      (54)                   -
------------------------------------------------------------------------------------------------
Balance under US GAAP                                    $          25        $           -
------------------------------------------------------------------------------------------------
Non-controlling interest
   Balance under Canadian GAAP                           $         680        $         695
   Earnings allocation to non-controlling interest                   8                    -
   Acquisition of Aeroman (9)                                       58                    -
   Additional non-controlling interest - Jazz                        -                   41
   Additional non-controlling interest - Air Canada                202                  202
------------------------------------------------------------------------------------------------
Balance under US GAAP                                    $         948        $         938
------------------------------------------------------------------------------------------------
Temporary equity
   Balance under Canadian GAAP                           $           -        $           -
   Reclassification of convertible preferred shares (2)            209                  200
------------------------------------------------------------------------------------------------
Balance under US GAAP                                    $         209        $         200
------------------------------------------------------------------------------------------------


ACE AVIATION                                          Notes to the Consolidated Financial Statements
                                                                                      Quarter 2 2007


------------------------------------------------------------------------------------------------------
                                                                     June 30           December 31
                                                                        2007                  2006
------------------------------------------------------------------------------------------------------
Shareholders' equity
Share capital and other equity
   Balance under Canadian GAAP                                 $         336        $         742
   Reclassification of convertible preferred shares
   and convertible notes (2)                                            (209)                (209)
   Future income tax (7)                                                 (49)                  (6)
   Goodwill recorded at fresh-start (11)                               1,596                1,596
   Distributions (7)                                                      (3)                   -
   Labour related provisions                                             (23)                 (23)
------------------------------------------------------------------------------------------------------
Balance under US GAAP                                          $       1,648        $       2,100
------------------------------------------------------------------------------------------------------
Contributed surplus
   Balance under Canadian GAAP                                 $         516        $          25
   Deconsolidation of Aeroplan (5)                                      (262)                   -
   Distributions (7)                                                     (33)                   -
   Stock-based compensation                                               (4)                  (6)
------------------------------------------------------------------------------------------------------
Balance under US GAAP                                          $         217        $          19
------------------------------------------------------------------------------------------------------
Retained earnings
   Balance under Canadian GAAP                                 $         864        $         810
   Convertible securities (2)                                            (47)                 (38)
   Current year income adjustments                                       185                 (185)
   Cumulative prior year adjustments:
     Stock-based compensation                                              6                   13
     Future income tax (11)                                               24                   17
     Goodwill (11)                                                       (94)                 (94)
     Intangible asset amortization                                       (11)                  (3)
     Derivative financial instruments (3)                                (33)                 (11)
     Post-employment benefits                                             48                    -
     Aircraft leases                                                      (3)                   -
     Distributions                                                         4                    -
     Labour related provisions                                            23                    -
     Jazz dilution gain                                                  (41)                   -
     Air Canada dilution gain                                           (202)                   -
     Convertible securities (2)                                          (45)                 (58)
------------------------------------------------------------------------------------------------------
Balance under US GAAP                                          $         678        $         451
------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss)
   Balance under Canadian GAAP                                 $          (5)        $          -
   Current year adjustments to comprehensive income:
     Minimum pension liability adjustment  (10)                            -                   74
     Pension adjustment (10)                                             706                    -
     Derivative financial instruments (3)                                (24)                   -
     Available-for-sale securities (4)                                     -                  (89)
   Cumulative prior year adjustments to comprehensive income:
     Minimum pension liability adjustment (10)                           (90)                (164)
     Pension adjustment (10)                                            (136)                (136)
     Derivative financial instruments (3)                                 26                    -
     Available-for-sale securities (4)                                     -                  108
------------------------------------------------------------------------------------------------------
Balance under US GAAP                                          $         477        $        (207)
------------------------------------------------------------------------------------------------------
Balance under US GAAP                                          $       3,020        $       2,363
------------------------------------------------------------------------------------------------------

1.       Accounting for uncertainty in income taxes

Under US GAAP, the Corporation adopted FASB Interpretation No.48 ("FIN 48"), Accounting for Uncertainty in Income Taxes on January 1, 2007, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 defines the recognition threshold as more likely than not, meaning greater than 50 percent, to be sustained upon audit by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of benefit that is in management's judgment more likely than not to be realized. If the recognition threshold is not met, no benefit can be recognized in the financial statements. The provisions of FIN 48 also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. In accordance with the transitional provisions of the standard, prior periods are not restated for the adoption of this new accounting standard.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007


The Corporation's balance of uncertain tax positions was not materially impacted as a result of the adoption of FIN 48. There was no cumulative effect adjustment to the Corporation's opening retained earnings. However, during the period, management determined that a net increase of $29 for income tax reserves was required for tax positions related to prior years. This increase in income tax reserves did not result in any current taxes payable. There was no impact to the consolidated statement of operations for this net increase as the future income tax assets were offset by valuation allowance. The amount of unrecognized tax benefits were $44 at January 1, 2007 and $73 at June 30, 2007.

The unrecognized tax benefits of $44 at January 1, 2007 are for tax positions that are permanent in nature and, if recognized, would reduce the effective tax rate if not for the valuation allowance.

The Corporation recognizes interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the statement of operations. No interest expense or penalties related to unrecognized tax benefits were recorded during 2007. As at January 1 and June 30, 2007, the total amount of interest and penalties in relation to uncertain tax positions in the consolidated statement of financial position is nil.

The Corporation files Canadian federal income tax returns and income tax returns in various provincial jurisdictions. In general, the tax years 2002 through 2006 remain subject to examination by Canadian tax authorities.

Based on the outcome of these examinations or as a result of the expiration of statutes of limitation for specific taxing jurisdictions, it is reasonably possible that unrecognized tax positions could change within the next twelve months. However, the Corporation can not currently estimate the range of any possible change.

2.       Convertible securities

As described in Note 1 of the of the Quarter 2 2007 interim unaudited consolidated financial statements of ACE, on January 1, 2007, the Corporation adopted CICA accounting handbook section 3855, Financial Instruments - Recognition and Measurement, section 3861, Financial Instruments - Disclosure and Presentation, section 3865, Hedges, section 1530, Comprehensive Income, section 3251, Equity, and Emerging Issues Committee Abstract 164, Convertible and Other Debt Instruments with Embedded derivatives ("EIC-164").

Under Canadian GAAP, for financial instruments measured at amortized cost, transaction costs or fees, premiums or discounts earned or incurred are recorded, at inception, net against the fair value of the financial instrument. Under US GAAP, transaction costs are recorded in deferred charges and are amortized as a component of interest expense.

Preferred Shares
-----------------

Under Canadian GAAP, the convertible preferred shares issued in 2004 are presented as a compound instrument, with the value ascribed to the holders' conversion option presented in share capital and other equity less allocated fees and the remaining value ascribed to the financial liability presented as a long-term liability. Under US GAAP, the convertible preferred shares contain an embedded derivative which has been reported separately in Other long-term liabilities at its fair value and the remaining value ascribed to the convertible preferred shares less the direct costs of issuance is included in Temporary equity, as the conditions of redemption are not solely within the control of the Corporation. The adjustment to Deferred charges in 2006 and convertible preferred shares in 2007 reflects applying the direct costs of issuance, recorded in Deferred charges under Canadian GAAP prior to January 1, 2007 and against the convertible preferred shares since January 1, 2007, against the amount recorded in Temporary equity under US GAAP. Under US GAAP, the changes in the fair value of the embedded derivative are included in Income and the accretion of the temporary equity to the redemption value over the period to redemption is reflected as a charge to Retained earnings. The change in the fair value of the embedded derivative includes the 5% accretion. The adjustment to Income reflects the change in fair value of the embedded derivative and the reversal of interest expense under Canadian GAAP and the adjustment to Retained earnings reflects the accretion of the temporary equity to the redemption value.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007

Convertible Notes
-----------------

Under Canadian GAAP, the convertible notes issued in April 2005 are presented as a compound instrument with the value ascribed to the holders' conversion option less allocated fees presented in share capital and other equity and the remaining value ascribed to the financial liability presented in Long-term debt. The direct costs of issuance are recorded in deferred charges prior to January 1, 2007 and against the long-term debt since January 1, 2007. Under US GAAP, the convertible notes contain an embedded derivative which has been reported separately in Other long-term liabilities at its fair value and the remaining value ascribed to the financial liability before costs of issuance is presented in Long-term debt. The direct costs of issuance are recorded in Deferred charges. Under US GAAP, the changes in the fair value of the embedded derivative are included in Income. The adjustment reflects the change in fair value of the embedded derivative and the difference in Interest expense.

3.       Derivative financial instruments

Derivative instruments are recorded on the consolidated statement of financial position at fair value. Changes in the fair values of derivative instruments are recognized in non-operating income (loss) with the exception of derivatives designated in effective cash flow hedges.

Under Canadian GAAP, Air Canada has designated its fuel derivatives as cash flow hedges. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative is recognized in OCI while the ineffective portion is recognized in non-operating income. Upon maturity of the fuel derivatives, the effective gains and losses previously recognized in Accumulated OCI ("AOCI") are recorded in Fuel expense.

When hedge accounting is discontinued, the amounts previously recognized in AOCI are reclassified to non-operating income (loss) during the periods when the variability in the cash flows of the hedged item affects net income. Gains and losses on derivative hedging items are reclassified to non-operating income
(loss) immediately when the hedged item is sold or terminated early.

The adoption of the new Canadian standards (refer to Note 1 of the Quarter 2 2007 interim unaudited consolidated financial statements of ACE) have harmonized the accounting treatment of derivative financial instruments under Canadian and US GAAP.

The Corporation has elected not to designate any derivatives as hedging instruments for US GAAP purposes and as such, the effective portion of the change in the fair value of the hedging derivative under Canadian GAAP is reclassified from OCI to earnings. The transitional adjustment to the new Canadian GAAP standards adopted January 1, 2007 (refer to Note 1 of the Quarter 2 2007 interim unaudited consolidated financial statements of ACE) is reversed under US GAAP.

Prior to January 1, 2007, under Canadian GAAP, derivatives designated in effective cash flow hedges were not recorded on the consolidated statement of financial position. The adjustment reflects recording of the fair value of outstanding derivative contracts that were recorded under hedge accounting under Canadian GAAP to income.

4.       Available-for-sale securities

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in Other Comprehensive Income ("OCI").

The adoption of the new Canadian standards (refer to Note 1 of the Quarter 2 2007 interim unaudited consolidated financial statements of ACE) have harmonized the accounting treatment of available-for-sale securities under Canadian and US GAAP prospectively from January 1, 2007. The transitional adjustment to the new Canadian GAAP standards adopted January 1, 2007 (refer to Note 1 of the Quarter 2 2007 interim unaudited consolidated financial statements of ACE) is reversed under US GAAP.

Prior to January 1, 2007, under Canadian GAAP, portfolio investments were accounted for using the cost method. Under US GAAP, an unrealized gain of $16 less tax of $3 for the three months ended June 30, 2006 ($33 less tax of $6 for the six month period ended June 30, 2006) was recorded as a separate component of shareholders' equity and included in other comprehensive income, to reflect the fair value of the US Airways

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007


investments held during the year. The fair value of the remaining US Airways investment as at June 30, 2006 was $99. This adjustment is in addition to a decrease in other comprehensive income of $95 less tax of $16 for the three months ended June 30, 2006 to reverse the unrealized gains previously recorded in other comprehensive income, as the gain for the disposal of 3.25 million shares in Quarter 2 2006 is realized under Canadian GAAP.

5.       Accounting for Aeroplan

Refer to Note 2 of the Quarter 2 2007 interim unaudited consolidated financial statements for a detailed description of the accounting for Aeroplan.

The adjustment under US GAAP is a reduction to goodwill of $226, a reduction to intangible assets of $211, a reduction to contributed surplus of $262 and a reduction to other long-term liabilities of $175.

6.       Accounting for Jazz

Refer to Note 3 of the Quarter 2 2007 interim unaudited consolidated financial statements for a detailed description of the accounting for Jazz.

The adjustment under US GAAP is a reduction to non-controlling interest of $41, a reduction to pension and other benefit liabilities of $9, a reduction to intangible assets of $4 and a reduction to deposits and other assets of $46.

7.       Distributions of Aeroplan and Jazz units

Refer to Note 10 of the Quarter 2 2007 interim unaudited consolidated financial statements for a detailed description of the distributions of Aeroplan and Jazz units.

Distributions to Preferred Shareholders
---------------------------------------

Canadian GAAP

Under Canadian GAAP, the distributions to preferred shareholders of ACE were considered a non-reciprocal transfer to non-owners since the holders of the Preferred Shares are not considered owners of the Corporation for accounting purposes.

Aeroplan
--------

The Aeroplan units distributed to preferred shareholders resulted in net interest expense of $12 recorded during Quarter 1 2007 and a proportionate reduction to intangible assets of $12 related to fair value adjustments to Aeroplan intangibles that are recorded on consolidation as a result of the dilution of interests.

The Aeroplan units distributed to preferred shareholders resulted in net interest income of $6 recorded during Quarter 2 2007 and a proportionate reduction of the negative equity investment in Aeroplan of $6.

Jazz
-----

The Jazz units distributed to preferred shareholders resulted in net interest expense of $3 recorded ($1 during Quarter 2 2007 and $2 during Quarter 1 2007) and an increase to non-controlling interest of $3 as a result of the dilution of interests.

US GAAP

Under US GAAP, the distributions to preferred shareholders of ACE are considered non-monetary non-reciprocal transfers to owners since the host instrument is classified as temporary equity for accounting purposes. Consistent with the accounting treatment of the distributions for Class A and Class B shareholders, non-monetary non-reciprocal transfers to owners are recorded at the carrying amount of the net assets transferred and do not give rise to a gain or loss.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007



As at June 30, 2007, the adjustment under US GAAP is a reduction to contributed surplus of $39 and an increase to other long-term liabilities of $39.

For the three months ended June 30, 2007, the adjustment under US GAAP is an increase to net interest expense of $5 (comprised of an increase to net interest expense of $6 due to Aeroplan and a reduction to net interest expense of $1 due to Jazz), an increase to contributed surplus of $6 and a reduction to share capital and other equity of $1.

For the six months ended June 30, 2007, the adjustment under US GAAP is a reduction to net interest expense of $9 (comprised of a reduction to net interest expense of $6 due to Aeroplan and a reduction to net interest expense of $3 due to Jazz), an increase to contributed surplus of $6, an increase to intangibles assets of $12 (subsequently reclassified to other long-term liabilities refer to item 5 on the Accounting for Aeroplan), and a reduction to share capital and other equity of $3.

Refer to Note 8 of the Quarter 2 2007 interim unaudited consolidated financial statements for the accounting entries relating to future income taxes on the Aeroplan and Jazz units distributed.

For the three months ended June 30, 2007, the adjustment under US GAAP is a reduction of $10 to future income tax expense and share capital and other equity.

For the six months ended June 30, 2007, the adjustment under US GAAP is a reduction of $43 to future income tax expense and share capital and other equity.

8.       Disposal of interest in ACTS

Refer to Note 13 of the Quarter 2 2007 interim unaudited consolidated financial statements for a detailed description of the disposal of interests in ACTS.

The adjustment under US GAAP is a reduction to intangible assets of $23, a reduction to goodwill of $17, an increase to ACTS assets held for sale of $40.

9.       Acquisition of Aeroman

Refer to Note 12 of the Quarter 2 2007 interim unaudited consolidated financial statements for a detailed description of the acquisition of Aeroman.

On February 13, 2007, ACTS LP, through a wholly-owned subsidiary, acquired 80% of Aeromantenimiento, S.A. ("Aeroman"), the aircraft maintenance division of Grupo TACA Holdings Limited ("Grupo TACA") of El Salvador. Total consideration for this acquisition included cash as well as a right to acquire an equity stake in ACTS LP.

Under Canadian GAAP, ACTS LP is considered to have acquired 100% of Aeroman and has recognized a liability for the remaining 20% non-controlling interest. This acquisition has been accounted for under the purchase method and the operations of the acquired entity are consolidated from the date of acquisition.

Under US GAAP, ACTS LP is considered to have acquired an 80% interest in Aeroman and a 20% non-controlling interest.

The adjustment under US GAAP in Quarter 2 2007 is to reduce to the fair value allocated to the Aeroman identifiable assets by $13 (subsequently reclassified to ACTS assets held for sale - refer to item 8 on the Disposal of interest in
ACTS), recognize a 20% non-controlling interest of $4 and recognize additional goodwill of $17 (subsequently reclassified to ACTS assets held for sale - refer to item 8 on the Disposal of interest in ACTS).

In connection with the acquisition, a Class A non-voting redeemable share in a wholly-owned subsidiary of ACTS LP ("exchangeable share") was issued to Grupo TACA. The rights attached to the exchangeable share provide for, upon the closing of a monetization transaction pertaining to ACTS LP, the exchangeable share held by Grupo TACA to be exchanged for a variable number of shares or equity interest in ACTS LP. Under Canadian GAAP, the estimated fair value of this redemption obligation is presented as a liability. Under US GAAP, as the conditions of redemption are not solely within the control of the Corporation, the liability included in ACTS long-term liabilities held for sale of $54 has been reclassified to non-controlling interest.

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007


10.      Pension and other benefit plans

Prior to December 31, 2006, US GAAP required the unfunded accumulated benefit obligation to be recorded as additional minimum liability. The excess of the unfunded accumulated benefit obligation over the unrecognized prior service costs was recorded in other comprehensive income. The adjustment resulted in a $138 increase less tax of $64 to other comprehensive income for the change in the additional minimum pension liability from $246 at December 31, 2005 to $108 at December 31, 2006.

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132
(R)" ("FAS 158"). FAS 158 requires an employer to (i) recognize the overfunded or underfunded status of a defined benefit plan (other than a multiemployer plan) as an asset or liability with changes in that funded status recognized through comprehensive income; and (ii) measure the funded status of a plan as of the year-end date. Upon adoption of the new statement, ACE adopted a policy of measuring the funded status of the defined benefit pension plan on a semi-annual basis. FAS 158 also specifies additional disclosure requirements. The US GAAP requirement to initially recognize the funded status of a defined benefit plan and to provide the required disclosures was effective as of the end of the fiscal year ending after December 15, 2006.

Under Canadian GAAP, the over or under funded status of defined benefit plans is not recognized in the statement of financial position.

The impact of the adoption of this new statement as at December 31, 2006 resulted in the recognition of an additional liability for the unfunded obligation of $200 for pension plans and $27 for other postretirement plans and a pension asset for the overfunded obligations of $86 for pension plans and $5 for other postretirement plans. The offset of these adjustments resulted in a decrease to accumulated other comprehensive income of $136. The impact of adopting this new statement does not affect reported US GAAP net income.

For the three months ended June 30, 2007, the adjustment under US GAAP is an increase to other comprehensive of $704 (net of tax of $317) (comprised of a net gain arising during the period of $703 and amortization of net actuarial loss included in net periodic pension cost of $1) for pension plans and nil for other postretirement plans, an increase to other assets of $836 and a reduction to pension and other benefit liabilities of $185.

For the six months ended June 30, 2007, the adjustment under US GAAP is an increase to other comprehensive of $706 (net of tax of $318) (comprised of a net gain arising during the period of $703 and amortization of net actuarial loss included in net periodic pension cost of $3) for pension plans and nil for other postretirement plans, an increase to other assets of $836 and a reduction to pension and other benefit liabilities of $188.

The components of US GAAP net periodic cost of defined benefit plans include the following:


                                                               Three months ended June 30
                                                   Pension Benefits                        Other Benefits
                                                 2007              2006                 2007            2006
-------------------------------------------------------------------------------------------------------------
Service cost                                     $ 64              $ 64                 $ 16            $ 19
Interest cost                                     164               160                   12              12
Expected return on plan assets                   (193)             (184)                   -               -
Amortization of prior service cost                  -                 -                    -               -
Amortization of net transition obligation           -                 -                    -               -

Amortization of experience (gains) losses           2                 4                 (22)             (4)
-------------------------------------------------------------------------------------------------------------
Total                                            $ 37              $ 44                  $ 6            $ 27
-------------------------------------------------------------------------------------------------------------


ACE AVIATION                                                  Notes to the Consolidated Financial Statements
                                                                                              Quarter 2 2007




                                                                Six months ended June 30
                                                    Pension Benefits                       Other Benefits
                                                 2007              2006                 2007            2006
-------------------------------------------------------------------------------------------------------------
Service cost                                   $  127             $ 128                 $ 37            $ 40
Interest cost                                     327               320                   25              24
Expected return on plan assets                   (386)             (369)                   -               -
Amortization of prior service cost                  -                 -                    -               -
Amortization of net transition obligation           -                 -                    -               -

Amortization of experience (gains) losses           4                 9                  (22)             (9)
------------------------------------------------------------------------------------------------------------
Total                                          $   72             $  88                 $ 40            $ 55
------------------------------------------------------------------------------------------------------------

As of June 30, 2007 the Corporation had contributed $232 to its defined benefit pension plans. The Corporation expects to contribute an additional $156 during the remainder of 2007.

11.      Fresh start reporting and goodwill

Under Canadian GAAP, upon emergence from creditor protection, the identifiable assets and liabilities of an enterprise are revalued based on the fair values of such assets and liabilities in a manner similar to that used for a business combination. The difference between the fair value of the Corporations' equity over the fair value of the identifiable assets and liabilities is not permitted to be recorded as an asset (goodwill) under Canadian GAAP. US GAAP does not prohibit the recognition of goodwill to the extent that the reorganization value exceeds the fair value of the specific tangible and identifiable intangibles of the Corporation. The resulting goodwill under US GAAP is not amortized and is subject to an impairment test on an annual basis or earlier if an event occurs or circumstances change that would more likely than not reduce the fair value of the respective reporting unit below the carrying amount.

Under Canadian GAAP, the benefit of future income tax assets that exist at fresh start, and for which a valuation allowance is recorded against, will be recognized first to reduce to nil any remaining intangible assets (on a pro-rata basis) that were recorded upon fresh start reporting with any remaining amount as a credit to shareholders' equity. Under US GAAP the benefit of future income tax assets that exist at fresh start will be recognized first to reduce to nil any goodwill, then intangibles with any remaining amount taken to income.

12.      Earnings per share

----------------------------------------------------------------------------------------------------------------------------------
                                                             Three Months Ended                        Six Months Ended
                                                       June 30             June 30              June 30              June 30
(in millions, except per share amounts)                   2007                2006                 2007                 2006
----------------------------------------------------------------------------------------------------------------------------------
Numerator:
   Numerator for basic earnings per share:
     Income for the year                              $    170         $       277           $      231         $        428
     Accretion of convertible preferred shares (a)          (5)                 (4)                 (10)                  (9)
----------------------------------------------------------------------------------------------------------------------------------
     Adjusted numerator for earnings per share             165                 273                  221                  419
   Effect of potential dilutive securities:
     Convertible preferred shares (b)                        5                   4                   10                    9
     Convertible notes (b)                                   6                   6                   12                   12
   Add back anti-dilutive impact                                                                    (12)
----------------------------------------------------------------------------------------------------------------------------------
   Adjusted earnings for diluted earnings per share   $    176         $       283           $      231         $        440
----------------------------------------------------------------------------------------------------------------------------------
Denominator:
   Denominator for basic earnings per share:
     Weighted-average shares                               103                 102                  103                  102
   Effect of potential dilutive securities:
     Convertible preferred shares                           11                  10                   11                   10
     Convertible notes                                      11                   7                   10                    7
     Stock options                                           2                   1                    2                    1
   Add back anti-dilutive impact:                                                                   (10)
----------------------------------------------------------------------------------------------------------------------------------
   Adjusted weighted-average shares for diluted
   earnings per share                                      127                 120                  116                  120
----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                              $   1.60         $      2.68           $     2.14         $       4.11
----------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                            $   1.38         $      2.35           $     1.99         $       3.65
----------------------------------------------------------------------------------------------------------------------------------

ACE AVIATION                      Notes to the Consolidated Financial Statements
                                                                  Quarter 2 2007



(a) Income is reduced by the accretion of the convertible preferred shares under US GAAP to obtain income available to common shareholders.

(b) The adjustment to the numerator under US GAAP is different than the adjustment to the numerator under Canadian GAAP due to the difference in the value recorded at inception as described in item 2 and the difference in accretion rates.

13.         New accounting policies

Accounting for certain hybrid financial instruments

In February 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statement No. 133 and 140" ("FAS155"), which permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, with changes in fair value recognized in earnings. The fair-value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this standard in Quarter 1 2007 did not impact the consolidated financial position and results of operations.

14.      Future accounting policies

Fair value option

In February 2007, the FASB issued FASB Statement 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"), which permits an entity to measure certain financial assets and financial liabilities at fair value. Under FAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions, as long as it is applied to the instrument in its entirety. The Corporation will adopt this standard as of Quarter 1 2008 and is in the process of assessing the impact of adopting this standard on the consolidated financial position and results of operations.

                                                                      Document 2

                                  ACE AVIATION


                                 Quarter 2 2007
                    Management's Discussion and Analysis of
                 Reuslts of Operations and Financial Condition



                         [ACE AVIATION GRAPHIC OMITTED]






                                                                  August 9, 2007

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

1.     PREFACE.................................................................1

2.     CAUTION REGARDING FORWARD-LOOKING INFORMATION...........................1

3.     GLOSSARY OF TERMS.......................................................2

4.     INDUSTRY INTERESTS......................................................3

5.     RECENT SIGNIFICANT EVENTS...............................................4

6.     ACCOUNTING POLICIES AND ESTIMATES.......................................6

7.     RESULTS OF OPERATIONS - QUARTER 2 2007.................................11

   7.1.   AIR CANADA..........................................................13
   7.2.   AEROPLAN............................................................15
   7.3.   JAZZ................................................................15
   7.4.   ACTS................................................................16
   7.5.   CORPORATE ITEMS AND ELIMINATIONS ("CIE")............................16

8.     RESULTS OF OPERATIONS - SIX MONTHS ENDED JUNE 30, 2007.................17

   8.1.   AIR CANADA..........................................................20
   8.2.   AEROPLAN............................................................21
   8.3.   JAZZ................................................................22
   8.4.   ACTS................................................................22
   8.5.   CORPORATE ITEMS AND ELIMINATIONS ("CIE")............................23

9.     FINANCIAL AND CAPITAL MANAGEMENT.......................................24

   9.1.   ANALYSIS OF FINANCIAL POSITION......................................24
   9.2.   SHARE INFORMATION...................................................25
   9.3.   LIQUIDITY AND WORKING CAPITAL.......................................25
   9.4.   CONSOLIDATED CASH FLOWS.............................................26
   9.5.   CAPITAL EXPENDITURES................................................26
   9.6.   AIR CANADA FLEET STRATEGY...........................................27
   9.7.   AIR CANADA PENSION PLAN CASH FUNDING OBLIGATIONS....................28
   9.8.   AIR CANADA FUEL RISK MANAGEMENT.....................................29

10.    QUARTERLY FINANCIAL DATA...............................................30

11.    DERIVATIVES AND FINANCIAL INSTRUMENTS..................................31

12.    OFF-BALANCE SHEET ARRANGEMENTS.........................................32

13.    CONTROLS AND PROCEDURES................................................32

14.    CRITICAL ACCOUNTING ESTIMATES..........................................32

15.    RISK FACTORS...........................................................33

16.    NON-GAAP FINANCIAL MEASURES............................................34

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
1.       PREFACE
--------------------------------------------------------------------------------

ACE Aviation Holdings Inc. ("ACE"), which was incorporated on June 29, 2004, is an investment holding company of various aviation interests. ACE has four reportable segments: Air Canada (previously "Air Canada Services"), Aeroplan Limited Partnership ("Aeroplan or Aeroplan LP") up to March 14, 2007, Jazz Air LP ("Jazz") up to May 24, 2007 and ACTS LP ("ACTS"). Refer to section 6 of this MD&A for additional information.

ACE is listed on the Toronto Stock Exchange ("TSX") where its Class A variable voting shares and Class B voting shares are traded under the symbols ACE.A and ACE.B, respectively.

This Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with ACE's interim unaudited consolidated financial statements for Quarter 2 2007 and ACE's annual audited consolidated financial statements and notes and its annual MD&A for 2006. Reference to "Corporation" in this MD&A refers to, as the context may require, ACE and its subsidiaries collectively, ACE and one or more of its subsidiaries, one or more of ACE's subsidiaries, or ACE itself. Except where the context otherwise requires, all monetary amounts are stated in Canadian dollars.

Forward-looking statements are included in this MD&A. See "Caution Regarding Forward-Looking Information" below for a discussion of risks, uncertainties and assumptions relating to these statements. For a detailed description of the risks affecting the business of ACE and its subsidiaries, see "Risk Factors" in ACE's 2006 annual MD&A dated February 14, 2007. Also refer to section 15 of this MD&A.

Unless otherwise noted, this MD&A is current as of August 9, 2007. The ACE Audit, Finance & Risk Committee reviewed this MD&A and the Quarter 2 2007 unaudited consolidated financial statements and notes and ACE's Board of Directors approved these documents prior to their release. For further information on ACE's public disclosure file, including ACE's Annual Information Form, please consult SEDAR at www.sedar.com, EDGAR at www.sec.gov/edgar.shtml or ACE's website at www.aceaviation.com.


--------------------------------------------------------------------------------
2.       CAUTION REGARDING FORWARD-LOOKING INFORMATION
--------------------------------------------------------------------------------

This MD&A includes forward-looking statements within the meaning of applicable securities laws. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements may involve, but are not limited to, comments relating to strategies, expectations, planned operations or future actions.

These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Results indicated in forward-looking statements may differ materially from actual results due to a number of factors, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout this MD&A and, in particular, those identified in the "Risk Factors" section of ACE's 2006 annual MD&A dated February 14, 2007 and in section 15 of this MD&A. The forward-looking statements contained in this MD&A represent the Corporation's expectations as of the date of this MD&A and are subject to change after such date. However, the Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
3.       GLOSSARY OF TERMS
--------------------------------------------------------------------------------

EBITDAR -- EBITDAR is earnings before interest, taxes, depreciation, amortization, obsolescence and aircraft rent and is a non-GAAP financial measure;

EBITDA -- EBITDA is earnings before interest, taxes, depreciation, amortization and obsolescence and is a non-GAAP financial measure;

Available Seat Miles or ASMs -- A measure of passenger capacity calculated by multiplying the total number of seats available for passengers by the miles flown;

Jazz CPA -- The amended and restated capacity purchase agreement, effective January 1, 2006, between Air Canada and Jazz;

Passenger Load Factor -- A measure of passenger capacity utilization derived by expressing Revenue Passenger miles as a percentage of Available Seat Miles;

Passenger Revenue per Available Seat Mile or RASM -- Average passenger revenue per ASM;

Revenue Passenger Miles or RPMs -- A measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried;

Yield -- Average passenger revenue per RPM.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
4.       INDUSTRY INTERESTS
--------------------------------------------------------------------------------

The following is a descriptive listing of ACE's aviation interests at June 30, 2007.

================================================================================
Segment        Operating Companies                                     Ownership
--------------------------------------------------------------------------------

Air Canada     Air Canada (TSX: AC.A, AC.B) is Canada's                 75.0 %
               largest domestic and international airline and the largest provider of scheduled passenger services in the Canadian market, the Canada - US transborder market and in the international market to and from Canada.

               AC Cargo Limited Partnership ("Air Canada
               Cargo") and Air Canada, together, are
               Canada's largest provider of air cargo
               services.

               ACGHS Limited Partnership ("Air Canada
               Ground Handling") is a passenger and ground handling service provider.

               Touram Limited Partnership ("Air Canada
               Vacations") is a major Canadian tour
               operator offering leisure vacation packages.
               Air Canada has a 51% ownership in Air Canada
               Vacations, while ACE holds 49% of Air Canada
               Vacations or 87.25% at the diluted
               consolidated level.

--------------------------------------------------------------------------------

Aeroplan       Aeroplan (TSX: AER.UN) is Canada's premier               31.1 %
               loyalty marketing program. Aeroplan provides its commercial partners with loyalty marketing services designed to stimulate demand for such partners' products and services. ACE's ownership interest in
               Aeroplan LP is held indirectly through its holdings of Aeroplan Income Fund units. See
               "Recent Significant Events".

--------------------------------------------------------------------------------

Jazz           Jazz (TSX: JAZ.UN) is the largest regional               49.0 %
               airline and second largest airline in
               Canada, after Air Canada, based on fleet size and number of routes operated. Jazz operates both domestic and US transborder services for Air Canada under a capacity purchase agreement. ACE's ownership interest in Jazz is held indirectly through its holdings of Jazz Air Income Fund units. See
               "Recent Significant Events".

--------------------------------------------------------------------------------

ACTS           ACTS is a full-service aircraft maintenance,           100.00 %
               repair and overhaul organization that
               competes on a global basis. On February 13, 2007, ACTS acquired 80% of
               Aeromantenimiento, S.A. ("Aeroman").
               Consideration for the acquisition included the granting of a right to receive an equity interest in ACTS which is expected to represent approximately 5% of the total equity. On June 22, 2007, ACE announced that it had agreed to sell a 70% interest in ACTS. See "Recent Significant Events".

================================================================================

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
5.       RECENT SIGNIFICANT EVENTS
--------------------------------------------------------------------------------

A number of significant events occurred in the first six months of 2007. These events are summarized below.

Aeroplan

On January 10, 2007, ACE shareholders received 50,000,000 units of Aeroplan Income Fund representing 0.442 units per variable voting share, voting share and preferred share (on an as-converted basis) of ACE. For the purpose of the special distribution, ACE exchanged 50 million Aeroplan LP units into 50 million Aeroplan Income Fund units which were distributed to ACE's shareholders on the record date. Based on a closing price of $17.97 per unit of Aeroplan Income Fund on the TSX on January 10, 2007, the distribution was valued at approximately $899 million or $7.95 per ACE share.

On January 10, 2007, ACE exchanged 60 million Aeroplan LP units for 60 million Aeroplan Income Fund units. The exchange was made for internal reorganization purposes.

On March 14, 2007, ACE shareholders received 20,272,917 units of Aeroplan Income Fund representing 0.177 units per variable voting share, voting share and preferred share (on an as-converted basis) of ACE. For internal reorganization purposes, on March 14, 2007, ACE exchanged its remaining 40,545,835 units of Aeroplan LP into 40,545,835 units of Aeroplan Income Fund. Based on a closing price of $19.40 per unit of Aeroplan Income Fund on the TSX on March 14, 2007, the distribution was valued at approximately $393 million or $3.45 per ACE share.

On May 24, 2007, ACE shareholders received 18,000,000 units of Aeroplan Income Fund representing 0.157 units per variable voting share, voting share and preferred share (on an as-converted basis) of ACE. Based on a closing price of $21.50 per unit of Aeroplan Income Fund on the TSX on May 24, 2007, the distribution was valued at approximately $387 million or approximately $3.39 per ACE share.

As at August 9, 2007, ACE holds a 31.1% ownership interest in Aeroplan LP, indirectly through its holding of Aeroplan Income Fund units. Refer to section 6 of this MD&A for information relating to a change in ACE's accounting for its investment in Aeroplan.

Jazz

On March 14, 2007, ACE shareholders received 25,000,000 units of Jazz Air Income Fund representing 0.219 units per variable voting share, voting share and preferred share of ACE (on an as-converted basis). Based on a closing price of $8.60 per unit of Jazz Air Income Fund on the TSX on March 14, 2007, the distribution was valued at approximately $215 million or $1.88 per ACE share. On March 14, 2007, ACE exchanged 25,000,000 units of Jazz into 25,000,000 units of Jazz Air Income Fund.

On March 30, 2007, ACE exchanged its remaining 47,226,920 units of Jazz into 47,226,920 units of Jazz Air Income Fund. The exchange was made for internal reorganization purposes.

On May 24, 2007, ACE shareholders received 12,000,000 units of Jazz Air Income Fund representing 0.105 units per variable voting share, voting share and preferred share (on an as-converted basis) of ACE. Based on a closing price of $8.26 per unit of Jazz Air Income Fund on the TSX on May 24, 2007, the distribution was valued at approximately $99 million or approximately $0.87 per ACE share.

As at August 9, 2007, ACE holds a 49.0% interest in Jazz, indirectly through its holding of Jazz Air Income Fund units. Refer to section 6 of this MD&A for information relating to a change in ACE's accounting for its investment in Jazz.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


ACTS

On February 13, 2007, ACTS LP, through a wholly-owned subsidiary, acquired 80% of Aeroman, the aircraft maintenance business of Grupo TACA Holdings Limited ("Grupo TACA") of El Salvador. The cash component of $52 million (US$45) million consisted of cash of $50 million (US$43 million) on closing and milestone payments of up to $2 million (US$2 million) in the aggregate, funded by ACE.

A Class A non-voting redeemable share ("exchangeable share") was issued to Grupo TACA. The rights attached to the exchangeable share provide for, upon the closing of a monetization transaction pertaining to ACTS LP, the exchangeable share held by Grupo TACA to be exchanged for a variable number of shares or equity interest in ACTS LP. Subsequent to the issue of the exchangeable share, ACE agreed to a transfer of Grupo TACA's rights to a Grupo TACA related party. The estimated fair value of this redemption obligation is presented as a liability. The size of the equity stake to be acquired by Grupo TACA in ACTS LP will be confirmed at the time of the monetization of ACTS LP and is currently expected to represent up to approximately 5% of the equity of ACTS LP. Prior to ACTS LP's monetization, Grupo TACA can put its right to acquire equity in ACTS LP back to ACE at a discounted value from US$40.4 million and accreting up to a cap of US$50.5 million over 12 months or the date of monetization, if earlier. Following ACTS LP's monetization, if Grupo TACA has exchanged its exchangeable share, Grupo TACA can put its equity in ACTS LP (or the successor from the monetization process) to ACE at US$50.5 million over 12 months commencing from the date of monetization.

In connection with this acquisition, ACTS LP and its wholly-owned subsidiary also entered into a shareholders agreement with Grupo TACA. The agreement provides Grupo TACA a put option to sell the remaining 20% non-controlling interest in Aeroman to ACTS LP, exercisable at any time after February 13, 2009 for up to 50% of its interest and after February 13, 2012 for all or part of its then remaining interest. These dates are subject to a one-year extension under certain circumstances.

On June 22, 2007, ACE announced that it had agreed to sell a 70% interest in ACTS LP to a consortium consisting of Sageview Capital LLC, a private investment firm, and KKR Private Equity Investors, L.P., the publicly traded fund of Kohlberg Kravis Roberts & Co. ("KKR"). ACE will retain a 30% equity interest in ACTS, subject to TACA's rights discussed above which could decrease ACE's equity interest to approximately 25%. Air Canada will remain its largest customer. The transaction implies an enterprise value of approximately $975 million for 100% of ACTS on a cash and debt free basis and is expected to close during Quarter 3 2007, subject to customary closing conditions and regulatory approvals. Net cash proceeds to be received by ACE from this transaction will be confirmed on closing after confirmation of certain final adjustments including the purchase by ACTS of a building from Air Canada for $28 million, the settlement of the right granted to Grupo TACA, closing expenses and other financing matters. The implied enterprise value of $975 million includes the value of the intercompany notes payable by ACTS to ACE and to Air Canada in the amounts of $200 million and $17 million, respectively, which will be settled on closing.

Refer to Note 12 and Note 13 of ACE's Quarter 2 2007 interim consolidated financial statements for additional information.

US Airways Investment

During Quarter 2 2007, the Corporation disposed of 0.249 million shares of its holding in US Airways Group, Inc. ("US Airways"). The net proceeds from the sale transactions amounted to $8 million (US$8 million). The Corporation recorded a pre-tax gain of $4 million ($3 million after tax) as a result of this transaction.

At June 30, 2007, the Corporation continued to hold 0.251 million shares in US Airways with a market value of $8 million (US$8 million).

Subsequent to June 30, 2007, the Corporation disposed of the remaining 0.251 million shares of its holding in US Airways. The net proceeds from the sale transactions amounted to $8 million (US$8 million). During Quarter 3 2007, the Corporation will record a pre-tax gain of $4 million ($3 million after tax) as a result of this transaction.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
6.       ACCOUNTING POLICIES AND ESTIMATES
--------------------------------------------------------------------------------

ACE's interim unaudited consolidated financial statements and notes for Quarter 2 2007 have been prepared in accordance with Generally Accepted Accounting Principles in Canada ("GAAP"). The interim unaudited consolidated financial statements contain all adjustments that management believes are necessary for the fair presentation of the Corporation's financial position, results of operations and changes in cash flows. The accounting policies used in preparing the interim unaudited consolidated financial statements are consistent with those disclosed in Note 2 to ACE's 2006 annual audited consolidated financial statements. Significant exceptions are a change in accounting for ACE's investment in Aeroplan effective March 14, 2007; a change in accounting for ACE's investment in Jazz effective May 24, 2007; and the adoption, on January 1, 2007, of certain accounting policies relating to financial instruments, hedges, comprehensive income and equity. These changes are summarized below and are further described in Note 1 to ACE's Quarter 2 2007 interim unaudited consolidated financial statements.

Accounting for Aeroplan

On March 14, 2007, as a result of the special distribution of Aeroplan Income Fund units and the conversion of its remaining units of Aeroplan LP into units of Aeroplan Income Fund, the Corporation's results and financial position reflect the consolidation of Aeroplan's operations only up to March 14, 2007. After that date, ACE's investment in Aeroplan is accounted for using the equity method. ACE's consolidated statement of operations includes $20 million of equity income from the Aeroplan investment which represents the results of operations after the distribution date ($17 million for Quarter 2 2007).

ACE's consolidated statement of financial position as at June 30, 2007 does not reflect the financial position of Aeroplan LP. The comparative December 31, 2006 consolidated statement of financial position included the following items:

     o Cash and cash equivalents of $167 million, short-term investments of $453 million and other current assets of $72 million;
     o   Long-lived assets of $373 million;
     o   Current liabilities of $670 million;
     o   Long-term debt of $300 million; and
     o   Aeroplan long-term deferred revenues of $801 million.

ACE's investment in Aeroplan LP of $(710) million was negative due to accumulated distributions to ACE in excess of income and capital invested, net of fair value adjustments recorded upon the application of fresh start reporting. Subsequent to the distribution on March 14, 2007, ACE's 40.1% proportionate interest in the accumulated deficit of Aeroplan LP was $284 million. ACE has retained this negative investment of $284 million and reflected the amount in other long term liabilities. As a result, the difference between the net investment prior to and after the distribution has been recorded as a credit to contributed surplus in the amount of $426 million. The May 24, 2007 distribution of Aeroplan units resulted in a further reduction to the negative investment in Aeroplan of $63 million with a credit to contributed surplus in the amount of $57 million for Quarter 2 2007 and a reduction to interest expense of $6 million for a total contributed surplus of $483 million for the six months ended June 30, 2007.

The cash flow impact of ACE's deconsolidation of Aeroplan was $231 million. This reflects the Aeroplan cash that was removed from ACE's consolidated statement of financial position as a result of the deconsolidation of Aeroplan in Quarter 1 2007 and was classified as a cash outflow from investing activities on ACE' s consolidated statement of cash flows.

The Corporation has various related party transactions with Aeroplan subsequent to the change in accounting for ACE's investment in Aeroplan. These transactions, which were previously eliminated on consolidation, are now recorded at the exchange amount. Related party trade balances arise from the provision of services and the allocation of employee costs.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


The related party balances with Aeroplan resulting from the application of the commercial and contractual agreements between Air Canada and Aeroplan were as follows:

================================================================================
($ millions)                                                     June 30, 2007
--------------------------------------------------------------------------------

Accounts receivable                                                         25
--------------------------------------------------------------------------------
                                                                            25
================================================================================

The related party revenues and expenses to Air Canada with Aeroplan for the three months ended June 30, 2007 and the period between March 14, 2007 and June 30, 2007 are summarized below:

================================================================================================================================
($ millions)                                                                          Three months ended   March 14 to June 30,
                                                                                           June 30, 2007                   2007
--------------------------------------------------------------------------------------------------------------------------------
Revenues
Revenues from Aeroplan related to Aeroplan rewards                                                    91                    129
Cost of Aeroplan Miles purchased from Aeroplan                                                       (62)                   (84)
Property rental revenues from related parties                                                          4                      5
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                      33                     50
================================================================================================================================
Expenses
Call centre management and marketing fees for services from Aeroplan                                   1                      2
Recovery of wages, salary and benefit expense for employees assigned to Aeroplan                     (13)                   (17)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                     (12)                   (15)
================================================================================================================================

Aeroplan Miles Obligation
-------------------------

In 2001, Air Canada established Aeroplan Limited Partnership as a limited partnership wholly-owned by Air Canada. The Aeroplan loyalty program was previously a division of Air Canada. Under the Commercial Participation and Services Agreement (CPSA) between Air Canada and Aeroplan, Air Canada has a liability related to Aeroplan miles which were issued prior to January 1, 2002. As a result, there is a continuing obligation relating to these miles. Aeroplan assumed responsibility for all miles issued beginning January 1, 2002.

As of June 30, 2007, a liability for approximately 10 billion miles, or $116 million, remains in Air Canada, of which $59 million is included in current liabilities (total liability of 15 billion miles, or $163 million, as at December 31, 2006).

ACE's audited consolidated financial statements for 2006 presented this obligation within Aeroplan deferred revenues on the consolidated statement of financial position. As a result of Aeroplan no longer being consolidated in ACE after March 14, 2007, the comparative December 31, 2006 obligation of $163 million has been presented separately in ACE's Quarter 2 2007 interim unaudited consolidated statement of financial position.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


Accounting for Jazz

As a result of the special distribution of Jazz Air Income Fund units on May 24, 2007, the Corporation's results and financial position reflect the consolidation of Jazz's operations only up to May 24, 2007. After that date, ACE's investment in Jazz is accounted for using the equity method. ACE's consolidated statement of operations includes $7 million of equity income from the Jazz investment which represents the results of operations following the May 24, 2007 distribution date.

ACE's consolidated statement of financial position as at June 30, 2007 does not reflect the financial position of Jazz. The comparative December 31, 2006 consolidated statement of financial position included the following items:

     o Cash and cash equivalents of $135 million and other current assets of $109 million;
     o   Long-lived assets of $239 million;
     o   Current liabilities of $213 million;
     o   Long-term debt of $115 million; and
     o   Other long-term liabilities of $71 million.

As at May 24, 2007, ACE's net investment in Jazz was $42 million.

The cash flow impact of ACE's deconsolidation of Jazz was $138 million. This reflects the Jazz cash that was removed from ACE's consolidated statement of financial position as a result of the deconsolidation of Jazz in Quarter 2 2007 and is classified as a cash outflow from investing activities on the consolidated statement of cash flows.

The Corporation has various related party transactions with Jazz subsequent to the change in accounting for ACE's investment in Jazz. These transactions, which were previously eliminated on consolidation, are now recorded at the exchange amount. Related party trade balances arise from the provision of services and the allocation of employee costs.

The related party balances with Jazz resulting from the application of the commercial and contractual agreements were as follows:

================================================================================
($ millions)                                                      June 30, 2007
--------------------------------------------------------------------------------

Accounts receivable                                                         107
Accounts payable                                                            (77)
--------------------------------------------------------------------------------
                                                                             30
================================================================================

The related party revenues and expenses with Jazz for the period between May 24, 2007 and June 30, 2007 are summarized below:

================================================================================
($ millions)                                                          May 24 to
                                                                  June 30, 2007
--------------------------------------------------------------------------------
Revenues
Revenue from Corporate services and other (Air Canada)                        6
Maintenance revenue from Jazz (ACTS)                                          3
Property rental revenues with Jazz (Air Canada)                               1
--------------------------------------------------------------------------------
                                                                             10
================================================================================
Expenses (Air Canada)
Expense from Capacity Purchase Agreement with Jazz                           76
Pass-through fuel expense from Jazz                                          29
Pass-through airport user fees from Jazz                                     17
Pass-through other expense from Jazz                                          2
Other expenses from Jazz                                                      1
--------------------------------------------------------------------------------
                                                                            125
================================================================================

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


Financial Instruments

On January 1, 2007, Air Canada adopted CICA accounting handbook section 3855, Financial Instruments - Recognition and Measurement, section 3861, Financial Instruments and Presentation, section 3865, Hedges, section 1530, Comprehensive Income and section 3251, Equity, and Emerging Issues Committee Abstract 164, Convertible and Other Debt Instruments with Embedded derivatives ("EIC-164").
Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The purpose of the section is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows.

The adopted sections establish standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. Under these standards, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities.

With the exception of investment securities classified as available-for-sale and derivatives designated as cash flow hedges, changes in the fair values over the reporting period are reported in net income. The changes in fair values of investment securities classified as available-for-sale and derivatives designated as cash flow hedges are reported in other comprehensive income.

For the derivatives designed under hedge accounting as cash flow hedges, the standards require the effectiveness of the hedging relationships for the reporting period to be quantified. The effective portion of the change in fair value is recognized in other comprehensive income while the ineffective portion is reported in non-operating income. Upon maturity of the fuel derivatives, the effective gains and losses previously recognized in accumulated other comprehensive income ("AOCI") are recorded in fuel expense.

Impact of Changes in Accounting Policies
----------------------------------------
In accordance with the transitional provisions of the standards, prior periods have not been restated for the adoption of these new accounting standards.

Upon adoption, the Corporation recorded the following transition adjustments to its consolidated statement of financial position.

================================================================================
Increase (decrease)                                                 ($ millions)
--------------------------------------------------------------------------------
Deposits and other assets                                                    23
Future income taxes ($6 million, net of a valuation allowance of $6 million)  -
Deferred charges                                                            (29)
Accounts payable and accrued liabilities                                     19
Long-term debt and capital leases                                           (30)
Non-controlling interest                                                      4
Retained earnings, net of tax                                                 8
Accumulated other comprehensive income (loss), net of tax of $4 million      (7)

================================================================================

Refer to Note 1 to ACE's Quarter 2 2007 interim unaudited consolidated financial statements for additional information.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


Accounting for Uncertainty in Income Taxes (FIN 48)

For US GAAP reporting, new standards from the Financial Accounting Standards Board (FASB) are effective on January 1, 2007 for the Corporation. FIN 48, Accounting for Uncertainty in Income Taxes, is an interpretation of FASB statement 109, Accounting for Income Taxes, that clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Refer to Note 16 to ACE's Quarter 2 2007 interim unaudited consolidated financial statements for additional information.

Convertible and Other Debt Instruments with Embedded Derivatives

EIC-164 provides guidance on whether an issuer of certain types of convertible debt instruments should classify the instruments as liabilities or equity, whether the instruments contain any embedded derivatives, and how the instruments should be accounted for and presented. The guidance also addresses earnings per share implications. The Corporation has adopted this guidance in Quarter 1 2007 to financial instruments accounted for in accordance with section 3855. There is no financial statement impact as a result of the adoption.

Future Accounting Changes

Capital Disclosures and Financial Instruments - Presentation and Disclosure
---------------------------------------------------------------------------

The CICA issued three new accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments - Disclosures, and section 3863, Financial Instruments - Presentation. These new standards will be effective for fiscal years beginning on or after October 1, 2007 and the Corporation will adopt them on January 1, 2008. The Corporation is in the process of evaluating the consequences of the new standards which may have a material impact on the Corporation's financial statements.

Section 1535 establishes disclosure requirements about an entity's capital and how it is managed. The purpose will be to enable users of the financial statements to evaluate the entity's objectives, policies and processes for managing capital.

Sections 3862 and 3863 will replace section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections will place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
7.       RESULTS OF OPERATIONS - QUARTER 2 2007
--------------------------------------------------------------------------------

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the three months ended June 30, 2007.

============================================================================================================================
Unaudited                                                                     Quarter 2 2007
($ millions)                                      Air Canada         Jazz(2)             ACTS           CIE       ACE Total
----------------------------------------------------------------------------------------------------------------------------
Operating revenue
Passenger revenue                                    $ 2,336             $ -              $ -           $ -         $ 2,336
Cargo revenue                                            135               -                -             -             135
Other revenue                                            118               1               56            13             188
----------------------------------------------------------------------------------------------------------------------------
External revenue                                       2,589               1               56            13           2,659
Inter-segment revenue                                     46             248              202          (496)               -
----------------------------------------------------------------------------------------------------------------------------
                                                       2,635             249              258          (483)           2,659
----------------------------------------------------------------------------------------------------------------------------

Operating expenses
Wages, salary and benefits                               475              56               90             5             626
Aircraft fuel                                            636              54                -           (53)            637
Aircraft rent                                             71              22                -            (2)             91
Airport and navigation fees                              257              33                -           (34)            256
Aircraft maintenance, materials, and supplies            205              20               79          (183)            121
Communications and information technology                 67               1                4            (3)             69
Food, beverages and supplies                              78               2                -             1              81
Depreciation, amortization, and obsolescence             136               4               11            (2)            149
Commissions                                               51               -                -             -              51
Capacity purchase with Jazz                              232               -                -          (156)             76
Special charge for labour restructuring                    -               -                6             -               6
Other operating expenses                                 339              31               59           (29)            400
----------------------------------------------------------------------------------------------------------------------------
                                                       2,547             223              249          (456)          2,563
----------------------------------------------------------------------------------------------------------------------------

Operating income (loss)                                   88              26                9           (27)             96

Non-operating income (expense)
Interest income                                           23               1                -             4              28
Interest expense                                         (86)             (1)              (5)           (4)            (96)
Interest capitalized                                      28               -                -             -              28
Aeroplan equity investment income(1)                       -               -                -            17              17
Jazz equity investment income(2)                           -               -                -             7               7
Gain on sale of US Airways shares                          -               -                -             4               4
Gain on disposal of assets                                14               -                -             -              14
Loss on financial instruments                             (6)              -                -             -              (6)
Other non-operating income (expense)                      (6)              1                -             4              (1)
----------------------------------------------------------------------------------------------------------------------------
                                                         (33)              1               (5)           32              (5)
----------------------------------------------------------------------------------------------------------------------------

Income before the following items:                        55              27                4             5              91

Non-controlling interest                                  (4)              -                -           (52)            (56)
Foreign exchange gain                                    160               -               (1)           (1)            158
Provision for income taxes                               (56)              -                -           (19)            (75)
----------------------------------------------------------------------------------------------------------------------------
Income (loss) for the period                           $ 155            $ 27              $ 3         $ (67)          $ 118
============================================================================================================================

EBITDAR/EBITDA(3)                                        295              52               20           (31)            336
EBITDAR/EBITDA(3) excluding special charges              295              52               26           (31)            342
============================================================================================================================

1. ACE is accounting for its investment in Aeroplan under the equity method and, for Quarter 2 2007, has recorded equity income from the Aeroplan investment in non-operating income under "Aeroplan equity investment income" within the CIE segment.
2. The information reflects Jazz results from April 1 to May 23, 2007. Commencing May 24, 2007, ACE is accounting for its investment in Jazz under the equity method and, for the period May 24 to June 30, 2007, has recorded equity income from the Jazz investment in non-operating income under "Jazz equity investment income" within the CIE segment.
3. Refer to section 16 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss) and EBITDAR/EBITDA excluding special charges to operating income (loss).

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the three months ended June 30, 2006.

===========================================================================================================================
Unaudited                                                                   Quarter 2 2006
($ millions)                                    Air Canada     Aeroplan        Jazz         ACTS        CIE      ACE Total
---------------------------------------------------------------------------------------------------------------------------
Operating revenue
Passenger revenue                                  $ 2,262          $ -         $ -          $ -       $ 26        $ 2,288
Cargo revenue                                          152            -           -            -          -            152
Other revenue                                          121          181           2           55       (117)           242
---------------------------------------------------------------------------------------------------------------------------
External revenue                                     2,535          181           2           55        (91)         2,682
Inter-segment revenue                                   41            2         338          171       (552)             -
---------------------------------------------------------------------------------------------------------------------------
                                                     2,576          183         340          226       (643)         2,682
---------------------------------------------------------------------------------------------------------------------------

Operating expenses
Wages, salary and benefits                             449           20          77           83          7            636
Aircraft fuel                                          631            -          71            -        (71)           631
Aircraft rent                                           83            -          33            -         (3)           113
Airport and navigation fees                            245            -          43            -        (43)           245
Aircraft maintenance, materials, and supplies          189            -          22           67       (160)           118
Communications and information technology               64            6           2            4         (7)            69
Food, beverages and supplies                            79            -           4            -         (1)            82
Depreciation, amortization, and obsolescence           118            4           7            7          4            140
Commissions                                             59            -           -            -          -             59
Capacity purchase with Jazz                            215            -           -            -       (215)             -
Other operating expenses                               331          122          45           64       (154)           408
---------------------------------------------------------------------------------------------------------------------------
                                                     2,463          152         304          225       (643)         2,501
---------------------------------------------------------------------------------------------------------------------------

Operating income (loss)                                113           31          36            1          -            181

Non-operating income (expense)
Interest income                                         20            4           1            -          4             29
Interest expense                                      (76)           (4)         (2)          (4)        (5)           (91)
Interest capitalized                                    13            -           -            -          -             13
Gain on sale of US Airways shares                        -            -           -            -        100            100
Gain on disposal of assets                               1            -           -            -          -              1
Loss on financial instruments                           (1)           -           -            -          -             (1)
Other non-operating income (expense)                    (3)           1           -           (1)         4              1
---------------------------------------------------------------------------------------------------------------------------
                                                       (46)           1          (1)          (5)       103             52
---------------------------------------------------------------------------------------------------------------------------

Income (loss) before the following items:               67           32          35           (4)       103            233

Non-controlling interest                                (3)           -           -            -        (16)           (19)
Foreign exchange gain                                  108            -           -            -         (1)           107
Provision for income taxes                             (20)           -           -            -        (65)           (85)
---------------------------------------------------------------------------------------------------------------------------
Income (loss) for the period                         $ 152         $ 32        $ 35         $ (4)      $ 21          $ 236
===========================================================================================================================

EBITDAR/EBITDA(1)                                      314           35          76            8          1            434
===========================================================================================================================

1. Refer to section 16 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss).

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


ACE recorded operating income of $96 million in Quarter 2 2007 compared to operating income of $181 million in Quarter 2 2006. EBITDAR of $336 million was recorded in the quarter compared to EBITDAR of $434 million in the same period in 2006. Excluding the special charge for labour restructuring of $6 million recorded by ACTS in Quarter 2 2007, EBITDAR for Quarter 2 2007 was $342 million. As previously discussed, effective March 14, 2007, ACE's investment in Aeroplan is accounted for using, for the full period, the equity method and, effective May 24, 2007, ACE's investment in Jazz is also accounted for using the equity method. Consequently, ACE's results of operations for Quarter 2 2007 are not directly comparable to its operating results for Quarter 2 2006. The deconsolidation of Aeroplan had the effect of reducing ACE's consolidated operating income for the quarter by $47 million and EBITDA by $50 million in Quarter 2 2007. The deconsolidation of Jazz, commencing on May 24, 2007, had the effect of reducing ACE's consolidated operating income by $14 million and EBITDAR by $27 million in Quarter 2 2007. ACE's 2006 results reflect the consolidation of Aeroplan's and Jazz's operations.

Non-operating expense amounted to $5 million in Quarter 2 2007 compared to non-operating income of $52 million in Quarter 2 2006. In Quarter 2 2007, net interest expense decreased $9 million from the same period in 2006. An increase in interest expense, largely driven by the financing of additional aircraft, was more than offset by interest capitalized relating to the acquisition of new aircraft. In Quarter 2 2007, a CRJ-100 aircraft owned by Air Canada and leased to Jazz was damaged beyond repair. Given estimated insurance proceeds, Air Canada recorded a gain on disposal of $14 million in Quarter 2 2007. Included in non-operating income was a loss of $6 million relating to fair value adjustments on certain derivative financial instruments entered into by Air Canada to manage its exposure to changes in fuel prices. ACE's consolidated statement of operations for Quarter 2 2007 included $17 million of equity income from the Aeroplan investment and $7 million of equity income from the Jazz investment. In Quarter 2 2007, ACE recorded a pre-tax gain of $4 million ($3 million after tax) relating to the sale of 0.249 million shares in US Airways. In Quarter 2 2006, ACE recorded a pre-tax gain of $100 million ($83 million after tax) relating to the sale of 3.25 million shares in US Airways.

Gains from the revaluation of foreign currency monetary items amounted to $158 million in Quarter 2 2007, attributable to a stronger Canadian dollar at June 30, 2007 compared to March 31, 2007. This compared to foreign exchange gains on foreign currency monetary items of $107 million in Quarter 2 2006.

Non-controlling interest amounted to $56 million in Quarter 2 2007 compared to $19 million in Quarter 2, 2006, an increase of $37 million. This change is attributed to the initial public offering of Air Canada in November 2006 partially offset by the reduction in ACE's holdings of Aeroplan and Jazz and the resulting change to the equity method of accounting for these investments on March 14, 2007 and May 24, 2007, respectively.

Provisions for income taxes of $75 million were recorded in Quarter 2 2007 and included $11 million related to the special distributions of Aeroplan and Jazz units.

As a result of the changes in ACE's ownership interest in Air Canada, Jazz and Aeroplan, foreign exchange and other non-recurring gains, net income results for Quarter 2 2007 are not directly comparable to net income results for Quarter 2 2006.

Net income in Quarter 2 2007 amounted to $118 million or $0.98 per diluted share. Net income in Quarter 2 2006 amounted to $236 million or $2.05 per diluted share.

7.1.     Air Canada

Air Canada reported operating income of $88 million in Quarter 2 2007 compared to operating income of $113 million in Quarter 2 2006, a decrease of $25 million. EBITDAR decreased $19 million over Quarter 2 2006.

In Quarter 2 2007, passenger revenues increased $74 million or 3% over Quarter 2 2006, reflecting traffic growth, increased fuel surcharges implemented in 2006 and the inclusion of certain ancillary passenger fees in 2007. Effective January 1, 2007, certain ancillary passenger fees which were previously included in "other" revenues, are included in "passenger" revenues. These ancillary passenger fees amounted to $19 million in Quarter 2 2007. A system yield improvement of 1% in Quarter 2 2007 over the same period in 2006 was principally due to the inclusion of ancillary passenger fees discussed above. In Quarter 2 2007, traffic grew 3% on a capacity increase of 2% over Quarter 2 2006, resulting in a passenger load factor increase of 0.6 percentage points. RASM rose 1% compared to Quarter 2 2006 due to both the improvement in system passenger load factor and the growth in yield.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


In Quarter 2 2007, cargo revenues declined $17 million or 11% from Quarter 2 2006. This was mainly due to reduced freighter revenues as a result of a decision to reduce the Corporation's chartered MD-11 freighter fleet from three to two aircraft in late 2006 due to inadequate financial returns from Asian operations. System cargo traffic (freighter and non-freighter) was down 15% on a 7% reduction to available cargo capacity. Reduced freighter operations were responsible for over one half of the system traffic decline and essentially all of the available cargo capacity decline. Cargo yield per revenue ton mile improved 3% from the 2006 quarter, in part due to the favorable impact of stronger foreign currencies on international sales.

In Quarter 2 2007, other external revenues decreased $3 million over the same period in 2006 mainly due to the impact of the reclassification of certain ancillary passenger fees to "passenger" revenues effective January 1, 2007. This decrease was partly offset by aircraft sublease revenues of $6 million in 2007.

In Quarter 2 2007, operating expenses rose $84 million or 3% over the corresponding period in 2006. Unit cost, as measured by operating expense per ASM, increased 1% over Quarter 2 2006.

Wages and salaries expense totaled $381 million in Quarter 2 2007, an increase of $32 million or 9% from Quarter 2 2006 largely due to higher average wages and an increase of 447 full-time equivalent ("FTE") employees or 2% over Quarter 2 2006 on growth of 2% in ASM capacity. Factors in the increase in wages and salaries also included increased provisions for voluntary separation packages of $6 million in Quarter 2 2007, net favorable miscellaneous adjustments in Quarter 2 2006 of $9 million and increased overtime expenses of $2 million in Quarter 2 2007.

Employee benefits expense amounted to $94 million in Quarter 2 2007, a decrease of $6 million or 6% from Quarter 2 2006, largely attributable to a decline in pension and post-employment benefit expenses as a result of revised actuarial valuations. These decreases were partly offset by an increase in expenses relating to health benefits for active employees.

Fuel expense increased $5 million or 1% in Quarter 2 2007, mainly due to an ASM capacity increase of 2% over Quarter 2 2006.

Ownership costs, comprised of aircraft rent, depreciation, amortization and obsolescence expenses, increased $6 million in Quarter 2 2007 from Quarter 2 2006.

Airport and navigation fees increased $12 million or 5% in Quarter 2 2007, mainly due to an increase of 6% in aircraft departures and increased rates for landing and general terminal fees, primarily at Toronto's Pearson International Airport. These increases were partly offset by a 1.7% rate reduction for navigation fees in Canada which became effective in September 2006.

Aircraft maintenance, materials and supplies increased $16 million or 8% over Quarter 2 2006. Higher maintenance expenses related to satisfying minimum return conditions on aircraft leases, provisions for future return to lessor expenses on short-term leases and maintenance expenses related to preparing aircraft to be subleased to third party operators, accounted for $18 million of the increase. Quarter 2 2007 also witnessed an increase in Airbus A319/A320 narrow-body maintenance costs as these aircraft are in a work cycle which requires replacement of engine life limited parts. However, this increase was offset by reduced airframe and components maintenance expenses. Refer to section
9.6 in this MD&A for additional information on Air Canada's fleet strategy.

Commission expense decreased $8 million or 14% in Quarter 2 2007 on combined passenger and cargo revenue growth of 2% over Quarter 2 2006. The decrease in commission expense was mainly driven by the impact of a new commission structure at Air Canada Vacations in 2007 and by commercial initiatives implemented by Air Canada to lower commission costs which more than offset the volume-related increase. Commissions, as a percent of passenger and cargo revenues, declined to 2.1% in Quarter 2 2007 from 2.4% in Quarter 2 2006.

In Quarter 2 2007, capacity purchase fees paid to Jazz, pursuant to the Jazz CPA, amounted to $232 million compared to capacity fees paid to Jazz of $215 million in Quarter 2 2006, an increase of $17 million. The 8% increase was mainly driven by a 13% increase in block hours over Quarter 2 2006. ASM capacity for flights operated by Jazz increased 15% over Quarter 2 2006.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


Non-operating expense amounted to $33 million in Quarter 2 2007, a decrease of $13 million compared to Quarter 2 2006. In Quarter 2 2007, net interest expense decreased $8 million from Quarter 2 2006. A $10 million increase in interest expense, largely driven by the financing of additional aircraft, was more than offset by a higher amount of capitalized interest relating to the acquisition of new aircraft and growth in interest income due to higher cash balances and higher average interest rates. In Quarter 2 2007, Air Canada recorded a gain on disposal of $14 million relating to a damaged aircraft.

Gains from the revaluation of foreign currency monetary items amounted to $160 million in Quarter 2 2007, attributable to a stronger Canadian dollar at June 30, 2007 compared to March 31, 2007. This compared to gains of $108 million in Quarter 2 2006.

Segment income of $155 million was recorded in Quarter 2 2007 compared to segment income of $152 million in Quarter 2 2006.

7.2.     Aeroplan

As discussed in section 6 "Accounting Policies and Estimates" of this MD&A, effective March 14, 2007, ACE accounts for its investment in Aeroplan using the equity method. The following discussion is based on Aeroplan's published results for Quarter 2 2007.

Gross billings rose to $239 million from $212 million or 13% as a result of higher miles issued reflecting growth in consumer spending and credit and charge card usage, as well as the positive momentum experienced by the travel industry.

Aeroplan reported EBITDA of $50 million in Quarter 2 2007 compared to EBITDA of $35 million in Quarter 2 2006, an increase of $15 million and operating income of $47 million in Quarter 2 2007 compared to operating income of $31 million in Quarter 2 2006, an improvement of $16 million.

Operating revenues in Quarter 2 2007 were up $37 million or 21%, primarily attributable to higher redemption activity and to higher cumulative average revenue recognized per Aeroplan mile, and an increase of $3 million in breakage revenues.

Total operating expenses rose by $22 million or 15% in Quarter 2 2007, largely due to an increase of $16 million in the cost of rewards, resulting from increased redemptions. Other operating expenses, excluding the cost of rewards, increased $6 million over Quarter 2 2006.

Net income of $49 million was recorded by Aeroplan in Quarter 2 2007, an improvement of $17 million over Quarter 2 2006.

7.3.     Jazz

As discussed in section 6 "Accounting Policies and Estimates" of this MD&A, ACE's results from operations reflect the consolidation of Jazz's operations up to May 24, 2007. Effective that date, ACE accounts for its investment in Jazz using the equity method. The following discussion is based on Jazz's published results for Quarter 2 2007.

Jazz reported operating income of $40 million in Quarter 2 2007, an improvement of $4 million from the operating income of $36 million recorded in Quarter 2 2006. EBITDAR of $78 million was recorded in Quarter 2 2007 compared to EBITDAR of $76 million in the same period in 2006, an increase of $2 million. The improvements in operating income and EBITDAR were mainly due to a 15% increase in ASM capacity.

In Quarter 2 2007, operating revenues increased $35 million or 10% from $340 million in Quarter 2 2006 to $375 million in Quarter 2 2007, reflecting a 13% increase in the block hours flown, as well as a 14% increase in pass-through costs charged to Air Canada under the Jazz CPA.

In Quarter 2 2007, operating expenses rose $32 million or 11% from $303 million in Quarter 2 2006 to $335 million in Quarter 2 2007. Pass-through costs under the Jazz CPA, which include aircraft fuel, airport and navigation fees, certain terminal handling and other expenses, increased $17 million. Controllable costs increased $15 million.

Net income of $41 million was recorded in Quarter 2 2007 compared to net income of $36 million in Quarter 2 2006, an improvement of $5 million.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


7.4.     ACTS

In Quarter 2 2007, ACTS recorded operating income of $15 million, excluding special charges for labour restructuring of $6 million, compared to operating income of $1 million, an improvement of $14 million over the Quarter 2 2006. EBITDA, excluding special these charges, amounted to $26 million in Quarter 2 2007 compared to $8 million in the same period of 2006, an improvement of $18 million.

The improvement in 2007 results reflected revenue growth, the consolidation of Aeroman's operations in 2007 and continued focus on operating efficiencies. The consolidation of Aeroman's operations contributed $3 million to ACTS's Quarter 2 2007 operating results. Operating income, including special charges for labour restructuring, amounted to $9 million in Quarter 2 2007 compared to operating income of $1 million in Quarter 2 2006, an improvement of $8 million. EBITDA of $20 million in Quarter 2 2007 improved $12 million from the EBITDA of $8 million recorded in the same period in 2006.

As announced in March of this year, ACTS undertook a workforce reduction of 700 positions in Vancouver as a result of the termination by ACTS of an unprofitable third party heavy maintenance contract. As at June 30, 2007, approximately 400 reductions had been achieved, with completion of the entire reduction planned for by the end of August 2007. The special charge of $6 million ($15 million on a year-to-date basis) is related to this workforce reduction.

Operating revenues amounted to $258 million in Quarter 2 2007, an improvement of $32 million from Quarter 2 2006. This increase in operating revenues reflected growth across all customer segments, Aeroman revenues of $15 million in 2007, as well as a shift from heavy maintenance contracts toward more profitable engine maintenance activity, which grew 45% from the same period in 2006.

In Quarter 2 2007, including the special charge for labour restructuring, operating expenses amounted to $249 million, an increase of $24 million over Quarter 2 2006 and included expenses related to Aeroman in Quarter 2 2007 of $10 million. The increase in ACTS' operating expenses was to support the increased revenues.

Segment income of $3 million was recorded in Quarter 2 2007, an improvement of $7 million from the same period in 2006.

On July 9, 2007, ACTS announced the conclusion of new agreements with both TACA International Airlines of El Salvador and Concesionaria Vuela Compania de Aviacion ("Volaris") of Mexico. As per the two agreements, ACTS will provide maintenance, repair and overhaul of components, and related logistics services for both airlines' fleet of Airbus aircraft. Combined, these new contracts represent an estimated $200 million of potential revenue over a 10-year term and will initially cover work for a fleet of 50 aircraft that is forecast to grow to greater than 100 aircraft over the term of the contracts.

7.5.     Corporate Items and Eliminations ("CIE")

CIE includes the corporate, financing and investing activities of ACE. CIE also includes certain consolidation adjustments related to revenue recognition differences for maintenance services provided by ACTS (completed contract for engine and component maintenance services) versus the expense recognition in Air Canada and Jazz, which is as the work is completed.

As discussed in section 6 of this MD&A, ACE's investment in Aeroplan and Jazz is accounted for using the equity method. The consolidated statement of operations for Quarter 2 2007 reflects $17 million of equity income from ACE's investment in Aeroplan and $7 million from ACE's investment in Jazz.

In Quarter 2 2007, ACE recorded a pre-tax a pre-tax gain of $4 million ($3 million after tax) relating to the sale of 0.249 million shares in US Airways. In Quarter 2 2006, ACE recorded a pre-tax gain of $100 million ($83 million after tax) relating to the sale of 3.25 million shares of ACE's holdings in US Airways.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
8.       RESULTS OF OPERATIONS - SIX MONTHS ENDED JUNE 30, 2007
--------------------------------------------------------------------------------

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the six months ended June 30, 2007.

============================================================================================================================
Unaudited                                                                Six Months ended June 30, 2007
($ millions)                                     Air Canada   Aeroplan(1)       Jazz(2)       ACTS          CIE   ACE Total
----------------------------------------------------------------------------------------------------------------------------
Operating revenue
Passenger revenue                                   $ 4,473           $ -          $ -         $ -         $ 15     $ 4,488
Cargo revenue                                           275             -            -           -            -         275
Other revenue                                           327           198            3         113         (120)        521
----------------------------------------------------------------------------------------------------------------------------
External revenue                                      5,075           198            3         113         (105)      5,284
Inter-segment revenue                                    94             3          610         398       (1,105)          -
----------------------------------------------------------------------------------------------------------------------------
                                                      5,169           201          613         511       (1,210)      5,284
----------------------------------------------------------------------------------------------------------------------------

Operating expenses
Wages, salary and benefits                              974            17          139         176           18       1,324
Aircraft fuel                                         1,221             -          125           -         (124)      1,222
Aircraft rent                                           144             -           57           -           (6)        195
Airport and navigation fees                             500             -           80           -          (81)        499
Aircraft maintenance, materials, and supplies           429             -           50         158         (374)        263
Communications and information technology               138             7            2           8          (10)        145
Food, beverages and supplies                            158             -            6           -            -         164
Depreciation, amortization, and obsolescence            264             3            9          20           (1)        295
Commissions                                             110             -            -           -            -         110
Capacity purchase with Jazz                             462             -            -           -         (386)         76
Special charge for labour restructuring                   -             -            -          15            -          15
Other operating expenses                                759           134           83         122         (189)        909
----------------------------------------------------------------------------------------------------------------------------
                                                      5,159           161          551         499       (1,153)      5,217
----------------------------------------------------------------------------------------------------------------------------

Operating income (loss)                                  10            40           62          12          (57)         67

Non-operating income (expense)
Interest income                                          49             3            2           -            7          61
Interest expense                                       (177)           (3)          (3)        (10)         (26)       (219)
Interest capitalized                                     64             -            -           -            -          64
Aeroplan equity investment income(1)                      -             -            -           -           20          20
Jazz equity investment income(2)                          -             -            -           -            7           7
Gain on sale of US Airways shares                         -             -            -           -            4           4
Gain on disposal of assets                               21             -            -           -            -          21
Gain on financial instruments                            28             -            -           -            -          28
Other non-operating income (expense)                    (10)           (1)           1           -            9          (1)
----------------------------------------------------------------------------------------------------------------------------
                                                        (25)           (1)           -         (10)          21         (15)
----------------------------------------------------------------------------------------------------------------------------

Income (loss) before non-controlling                    (15)           39           62           2          (36)         52

Non-controlling interest                                 (6)            -            -           -          (73)        (79)
Foreign exchange gain                                   193             -            -          (1)          (1)        191
Provision for income taxes                              (51)            -            -           -          (67)       (118)
----------------------------------------------------------------------------------------------------------------------------
Income (loss) for the period                          $ 121          $ 39         $ 62         $ 1       $ (177)       $ 46
============================================================================================================================

EBITDAR/EBITDA(3)                                       418            43          128          32          (64)        557
EBITDAR/EBITDA(3) excluding special charges             418            43          128          47          (64)        572
============================================================================================================================

1. Reflects Aeroplan results from January 1 to March 13, 2007. Since March 14, 2007, ACE is accounting for its investment in Aeroplan under the equity method and, for the period March 14 to June 30, 2007, has recorded equity income from the Aeroplan investment in non-operating income under "Aeroplan equity investment income" within the CIE segment.
2. Reflects Jazz results from April 1 to May 23, 2007. Since May 24, 2007, ACE is accounting for its investment in Jazz under the equity method and, for the period May 24 to June 30, 2007, has recorded equity income from the Jazz investment in non-operating income under "Jazz equity investment income" within the CIE segment.
3. Refer to section 16 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss) and EBITDAR/EBITDA excluding special charges to operating income (loss).

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the six months ended June 30, 2006.

=========================================================================================================================
Unaudited                                                            Six Months ended June 30, 2006
($ millions)                                     Air Canada      Aeroplan        Jazz       ACTS        CIE    ACE Total
-------------------------------------------------------------------------------------------------------------------------
Operating revenue
Passenger revenue                                   $ 4,264           $ -         $ -        $ -       $ 45      $ 4,309
Cargo revenue                                           303             -           -          -          -          303
Other revenue                                           316           378           4        101      (245)          554
-------------------------------------------------------------------------------------------------------------------------
External revenue                                      4,883           378           4        101      (200)        5,166
Inter-segment revenue                                    87             5         656        325    (1,073)            -
-------------------------------------------------------------------------------------------------------------------------
                                                      4,970           383         660        426    (1,273)        5,166
-------------------------------------------------------------------------------------------------------------------------

Operating expenses
Wages, salary and benefits                              912            38         151        164         13        1,278
Aircraft fuel                                         1,200             -         130          -      (130)        1,200
Aircraft rent                                           166             -          65          -        (5)          226
Airport and navigation fees                             475             -          83          -       (83)          475
Aircraft maintenance, materials, and supplies           396             -          45        131      (325)          247
Communications and information technology               138            12           4          7       (14)          147
Food, beverages and supplies                            155             -           7          -          -          162
Depreciation, amortization, and obsolescence            233             8          11         15          7          274
Commissions                                             127             -           -          -          -          127
Capacity purchase with Jazz                             421             -           -          -      (421)            -
Special charge for labour restructuring                  28             -           -          5          -           33
Other operating expenses                                730           255          92        122      (321)          878
-------------------------------------------------------------------------------------------------------------------------
                                                      4,981           313         588        444    (1,279)        5,047
-------------------------------------------------------------------------------------------------------------------------

Operating income (loss)                                (11)            70          72       (18)          6          119

Non-operating income (expense)
Interest income                                          37             8           2          -          4           51
Interest expense                                      (147)           (7)         (4)        (8)       (13)        (179)
Interest capitalized                                     23             -         (1)          -          -           22
Dilution gain - Jazz                                      -             -           -          -        220          220
Gain on sale of US Airways shares                         -             -           -          -        100          100
Gain on disposal of assets                                3             -           -          -          1            4
Loss on financial instruments                           (3)             -           -          -          -          (3)
Other non-operating income (expense)                      1             -           -        (1)          6            6
-------------------------------------------------------------------------------------------------------------------------
                                                       (86)             1         (3)        (9)        318          221
-------------------------------------------------------------------------------------------------------------------------

Income (loss) before non-controlling                   (97)            71          69       (27)        324          340

Non-controlling interest                                (7)             -           -          -       (27)         (34)
Foreign exchange gain                                   121             -           -          -        (1)          120
Recovery of (provision for) income taxes                  9             -           -          -       (81)         (72)
-------------------------------------------------------------------------------------------------------------------------
Income (loss) for the period                           $ 26          $ 71        $ 69     $ (27)      $ 215        $ 354
=========================================================================================================================

EBITDAR/EBITDA(1)                                       388            78         148        (3)          8          619
EBITDAR/EBITDA(1) excluding special charges             416            78         148          2          8          652
=========================================================================================================================

1. Refer to section 16 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss) and EBITDAR/EBITDA excluding special charges to operating income (loss).

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


ACE recorded operating income of $67 million for the six months ended June 30, 2007 compared to operating income of $119 million for the six months ended June 30, 2006. EBITDAR of $557 million was recorded in the first six months of 2007 compared to EBITDAR of $619 million for the same period in 2006. As previously discussed, ACE's 2007 results reflect the consolidation of Aeroplan's operations only up to March 14, 2007 and the consolidation of Jazz's operations only up to May 24, 2007. After those dates, ACE's investment in Aeroplan and Jazz is accounted for using the equity method. Consequently, ACE's results of operations for the first six months of 2007 are not directly comparable to its operating results for the same period in 2006. The deconsolidation of Aeroplan, commencing on March 14, 2007, had the effect of reducing ACE's consolidated operating income by $55 million and EBITDA by $58 million in Quarter 2 2007. The deconsolidation of Jazz, commencing on May 24, 2007, had the effect of reducing ACE's consolidated operating income by $14 million and EBITDAR by $27 million in Quarter 2 2007. ACE's 2006 results reflect the consolidation of Aeroplan's and Jazz's operations.

In the first six months of 2007, a special charge for labour restructuring of $15 million was recorded in the ACTS segment related to a workforce reduction resulting from the termination of a third party heavy maintenance contract. This workforce reduction program is expected to be completed by the end of August 2007. In the first six months of 2006, a special charge of $33 million ($28 million in the Air Canada segment and $5 million in the ACTS segment) was recorded relating to a non-unionized workforce reduction plan. In Quarter 4 2006, the estimated cost of this program was revised and, as a result, Air Canada recorded a reduction of $8 million to the special charge for labour restructuring.

Non-operating expense amounted to $15 million for the six months ended June 30, 2007 compared to non-operating income of $221 million for the same period in 2006. In the first six months of 2007, net interest expense decreased $12 million from the first six months of 2006. The interest expense increase of $40 million, largely driven by the financing of additional aircraft, was offset by interest capitalized relating to the acquisition of new aircraft. In Quarter 2 2007, Air Canada recorded a gain on disposal of $14 million relating to a damaged aircraft. In addition, in the first half of 2007, Air Canada recorded gains of $7 million pertaining to the sale of one real estate property and the sale of parked aircraft. Included in non-operating income was a gain of $28 million relating to fair value adjustments on certain derivative financial instruments entered into by Air Canada to manage its exposure to changes in fuel prices. ACE recorded Aeroplan equity investment income of $20 million and Jazz equity investment income of $7 million in the first six months of 2007. In the first six months of 2007, ACE recorded a pre-tax gain of $4 million ($3 million after tax) relating to the sale of 0.249 million shares in US Airways. The first six months of 2006 included a dilution gain of $220 million ($210 million after tax) related to the Jazz IPO and a pre-tax gain of $100 million ($83 million after tax) relating to the sale of 3.25 million shares of ACE's holdings in US Airways.

Gains from the revaluation of foreign currency monetary items amounted to $191 million in the first six months of 2007, attributable to a stronger Canadian dollar at June 30, 2007 compared to December 31, 2006. This compared to foreign exchange gains on foreign currency monetary items of $120 million in the first six months of 2006.

Non-controlling interest amounted to $79 million in the first half of 2007 compared to $34 million in the first half of 2006, an increase of $45 million. This change is attributed to the initial public offering of Air Canada in November 2006 partially offset by the reduction in ACE's holdings of Aeroplan and Jazz and the resulting change to the equity method of accounting for these investments on March 14, 2007 and May 24, 2007, respectively.

Provisions for income taxes of $118 million were recorded in the six months ended June 30, 2007 and included $44 million related to the special distributions of Aeroplan and Jazz units and $17 million as a result of changes in tax elections previously estimated.

As a result of the changes in ACE's ownership interest in Air Canada, Jazz and Aeroplan, foreign exchange and other non-recurring gains, net income results for the first half of 2007 are not directly comparable to net income results for the first half of 2006.

Net income for the six months ended June 30, 2007 amounted to $46 million or $0.44 per diluted share. Net income for the six months ended June 30, 2006 amounted to $354 million or $3.16 per diluted share.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


8.1.     Air Canada

Air Canada reported operating income of $10 million for the six months ended June 30, 2007 compared to an operating loss of $11 million for the same period in 2006, an improvement of $21 million. A special charge for labour restructuring of $28 million was recorded in Quarter 1 2006. This charge was reduced by $8 million In Quarter 4 2006 with the total for the year 2006 amounting to $20 million. Excluding the special charges for labour restructuring in 2006, operating income in the six months ended June 30, 2007 declined $7 million compared to the same period in 2006. Excluding the special charges for labour restructuring in 2006, EBITDAR increased $2 million over the first six months of 2006.

In the first six months of 2007, passenger revenues increased $209 million or 5% over the same period in 2006, reflecting traffic growth, increased fuel surcharges implemented in 2006 and the inclusion of certain ancillary passenger fees in 2007. Ancillary passenger fees, which were previously recorded in "other" revenues, amounted to $30 million in the first six months of 2007. The system yield improvement of 1% in the first six months of 2007 over the same period in 2006 was principally due to the inclusion of ancillary passenger fees discussed above. For the six months ended June 30, 2007, traffic grew 4% on a capacity increase of 3% over the same period in 2006, resulting in a passenger load factor increase of 1.0 percentage points. RASM rose 2% due to both the improvement in system passenger load factor and the growth in yield.

For the six months ended June 30, 2007, cargo revenues decreased $28 million or 9% from the same period in 2006, mainly as a result of reduced freighter flying. System cargo traffic was down 13% on a 7% reduction in available cargo capacity. Reduced freighter operations were responsible for almost one half of the system traffic decline and for most of the available cargo capacity decline. Cargo yield per revenue ton mile increased 4% due in part to the favourable impact of stronger foreign currencies on international sales during 2007.

In the first six months of 2007, other external revenues grew $11 million or 3% from the same period in 2006 largely as result of an increase in sales of ground packages by Air Canada Vacations, aircraft sublease revenues of $7 million in 2007, third party revenues at Air Canada Ground Handling and other miscellaneous revenues. These increases were partly offset by the impact of the reclassification of certain ancillary passenger fees to "passenger" revenues effective January 1, 2007.

In the first six months of 2007, operating expenses increased $178 million or 4% over the corresponding period in 2006. Unit cost, as measured by operating expense per ASM, increased 1% over the first six months of 2006. Excluding fuel expense and the special charge for labour restructuring, unit cost increased 2%.

Wages and salaries expense totaled $762 million in the first six months of 2007, an increase of $65 million or 9% over the corresponding period in 2006 largely due to higher average wages, favorable adjustments in the 2006 period, increased overtime expenses and provisions for voluntary separation packages. The higher average wages were largely attributable to arbitrated and negotiated average wage increases of approximately 1.5% and salary progression based on additional seniority.

Fuel expense increased $21 million or 2% in the first six months of 2007, mainly due to an ASM capacity increase of 3% over the same period in 2006. The volume-related increase of $39 million was partly offset by an $11 million decrease due to a reduction in MD-11 freighter operations from three to two MD-11 aircraft. Increased realized hedging losses added additional fuel expenses of $7 million. These increases were partly offset by a decrease of 2% in the average base fuel price and a slightly stronger Canadian dollar versus the US dollar which reduced fuel expense by $9 million and $5 million respectively.

Ownership costs, comprised of aircraft rent, depreciation, amortization and obsolescence expenses, increased $9 million in the first six months of 2007 compared to the same period in 2006.

Airport and navigation fees increased $25 million or 5% in the six months ended June 30, 2007 compared to the same period in 2006, mainly due to an increase of 6% in aircraft departures and increased rates for landing and general terminal fees, primarily at Toronto's Pearson International Airport. These increases were partly offset by a 1.7% rate reduction for navigation fees in Canada which became effective in September 2006.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


Aircraft maintenance, materials and supplies increased $33 million or 8% in the first six months of 2007 compared to the same period in 2006. Higher maintenance expenses related to satisfying minimum return conditions on aircraft leases, provisions for future return to lessor expenses on short-term leases and maintenance expense related to preparing aircraft to be subleased to third party operators accounted for $29 million of the increase. In addition, the first half of 2007 also reflected an increase in Airbus narrow-body maintenance costs which was largely offset by reduced airframe and components maintenance expenses. Refer to section 9.6 in this MD&A for additional information on Air Canada's fleet strategy.

Commission expense decreased $17 million or 13% in the first six months of 2007 on combined passenger and cargo revenue growth of 4% over the first six months of 2006, mainly driven by the impact of a new commission structure at Air Canada Vacations in 2007 and by commercial initiatives implemented by Air Canada to lower commission costs which more than offset the volume-related increase.

In the first six months of 2007, capacity purchase fees paid to Jazz increased $41 million or 10% over the same period in 2006, largely driven by a 13% growth in block hours. ASM capacity for flights operated by Jazz increased 14% over the first six months of 2006.

Other operating expense rose $29 million or 4% in the first six months of 2007 largely due to a growth in expenses, mainly in Quarter 1 2007, related to ground packages as a result of higher passenger volumes at Air Canada Vacations.

Non-operating expense amounted to $25 million in the six months ended June 30, 2007 compared to non-operating expense of $86 million in the six months ended June 30, 2006. In the first six months of 2007, net interest expense decreased $23 million. A $30 million increase in interest expense, largely driven by the financing of additional aircraft, was more than offset by a higher amount of capitalized interest relating to the acquisition of new aircraft and growth in interest income due to higher cash balances and higher average interest rates. In Quarter 2 2007, Air Canada recorded a gain on disposal of $14 million relating to a damaged aircraft. In addition, in the first half of 2007, Air Canada recorded gains of $7 million pertaining to the sale of one real estate property and the sale of parked aircraft. Included in non-operating income in the first six months of 2007 was a $28 million gain relating to fair value adjustments on certain derivative instruments entered into by Air Canada to manage its exposure to changes in fuel prices.

Gains from the revaluation of foreign currency monetary items amounted to $193 million in the first six months of 2007, attributable to a stronger Canadian dollar at June 30, 2007 compared to December 31, 2006. This compared to gains of $121 million in the first six months of 2006.

Segment income of $121 million was recorded in the six months ended June 30, 2007 compared to segment income of $26 million in the six months ended June 30, 2006, an improvement of $95 million.

8.2.     Aeroplan

As previously discussed, ACE's results from operations reflect the consolidation of Aeroplan's operations only up to March 14, 2007. After that date, Aeroplan is accounted for using the equity method. The following discussion is based on Aeroplan's published results for the six-month period ended June 30, 2007.

Gross billings rose to $467 million from $414 million or 13% as a result of higher miles issued reflecting growth in consumer spending and credit and charge card usage, as well as the positive momentum experienced by the travel industry.

Aeroplan recorded operating income of $95 million for the six months ended June 30, 2007, an increase of $25 million over the corresponding period in 2006. EBITDA for the six months ended June 30, 2007 was $101 million, an increase of $23 million over the first six months of 2006. The improvements in operating income and EBITDA were mainly driven by a 25% growth in miles redeemed.

Operating revenues for the six months ended June 30, 2007 of $466 million grew $83 million or 22% from the same period in 2006, primarily attributable to higher redemption activity, to higher cumulative average revenue recognized per Aeroplan mile and to an increase of $7 million in breakage revenues.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


Total operating expenses rose by $58 million or 19% in the first six months of 2007, largely due to an increase of $46 million in the cost of rewards, resulting from increased redemptions. Other operating expenses excluding the cost of rewards, increased $12 million over the same period in 2006 due to higher technology costs related to the maintenance and support of systems deployed into service in late 2006, higher advertising and promotion costs as a result of promotional activities related to launch campaigns and increased compensation costs.

Net income of $100 million was recorded by Aeroplan in the fist six months of 2007, an improvement of $29 million over the corresponding period in 2006.

8.3.     Jazz

As previously discussed, ACE's results from operations reflect the consolidation of Jazz's operations only up to May 24, 2007. After that date, Jazz is accounted for using the equity method. The following discussion is based on Jazz's published results for the six-month period ended June 30, 2007.

In the first half of 2007, Jazz reported operating income of $76 million, an improvement of $4 million from the operating income of $72 million recorded in the same period in 2006. EBITDAR of $155 million was recorded in the six months ended June 30, 2007 compared to EBITDAR of $148 million for the same period in 2006. The improvements in operating income and EBITDAR were mainly due to a 14% increase in ASM capacity.

In the first six months of 2007, operating revenues increased $79 million or 12% over the corresponding period in 2006, reflecting a 13% increase in the block hours flown, as well as a 16% increase in pass-through costs charged to Air Canada under the Jazz CPA.

In the first six months of 2007, operating expenses rose $75 million or 13% over the corresponding period in 2006. Increased pass-through costs under the Jazz CPA represented $38 million of the total increase in operating expenses. Controllable costs reflected the remainder of the increase.

Net income of $76 million was recorded in the first six months of 2007, an improvement of $7 million over the corresponding period in 2006.

8.4.     ACTS

In the first six months of 2007, ACTS recorded operating income of $27 million, excluding special charges for labour restructuring of $15 million, compared to an operating loss of $13 million, excluding special charges for labour restructuring of $5 million, an operating result improvement of $40 million over the first six months of 2006. EBITDA, excluding these special charges, amounted to $47 million in the first six months of 2007 compared to $2 million in the same period in 2006.

Including these special charges, operating income amounted to $12 million in the first six months of 2007 compared to an operating loss of $18 million in the corresponding period in 2006, an improvement of $30 million. EBITDA of $32 million in the first half of 2007 improved $35 million from the negative EBITDA of $3 million recorded in the corresponding period in 2006.

Operating revenues of $511 million for the first six months of 2007 increased $85 million from the first six months of 2006, driven by Aeroman's revenues of $22 million in 2007 and growth in engine maintenance businesses.

Operating expenses of $499 million, including the special charges for labour restructuring discussed above, were up $55 million from the first six months of 2006. Expenses grew to support the increased revenues. However, through labour, material and real estate cost efficiencies, ACTS delivered a reduced cost to revenue ratio in the first six months of 2007 compared to the same period in 2006.

Segment income of $1 million for the first six months of 2007 reflects a $28 million improvement from the corresponding period in 2006.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


8.5.     Corporate Items and Eliminations ("CIE")

CIE includes the corporate, financing and investing activities of ACE. CIE also includes certain consolidation adjustments related to revenue recognition differences amongst the operating segments. These consolidation adjustments are related to the timing of recognition and the presentation of revenue related to Aeroplan redemptions and the timing of revenue recognition related to maintenance services provided by ACTS (completed contract for engine and component maintenance services) versus the expense recognition in Air Canada and Jazz, which is as the work is completed. As a result of the change in the accounting for ACE's investment in Aeroplan, certain consolidation adjustments relating to Aeroplan were no longer recorded in CIE effective March 14, 2007.

As previously discussed, ACE's investment in Aeroplan and Jazz is accounted for using the equity method. The consolidated statement of operations for the first six months of 2007 reflects $20 million of equity income from ACE's investment in Aeroplan and $7 million from ACE's investment in Jazz.

In Quarter 2 2007, ACE recorded a pre-tax a pre-tax gain of $4 million ($3 million after tax) relating to the sale of 0.249 million shares in US Airways.

The first six months of 2006 included a dilution gain of $220 million ($210 million after tax) related to the Jazz IPO and a pre-tax gain of $100 million ($83 million after tax) relating to the sale of 3.25 million shares of ACE's holdings in US Airways.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
9.       FINANCIAL AND CAPITAL MANAGEMENT
--------------------------------------------------------------------------------

The following table summarizes the consolidated statement of financial position of ACE as at June 30, 2007 and December 31, 2006.

===================================================================================================
Condensed Consolidated Statement of Financial Position
($ millions)                                                     June 30, 2007   December 31, 2006
---------------------------------------------------------------------------------------------------
Assets
  Cash, cash equivalents and short-term investments                      2,102               3,178
  ACTS assets held for sale                                                296                   -
  Other current assets                                                   1,385               1,856
---------------------------------------------------------------------------------------------------
Current assets                                                           3,783               5,034
Property and equipment                                                   6,594               5,989
Intangible assets                                                          832               1,643
ACTS assets held for sale                                                  215                   -
Other assets                                                               414                 775
---------------------------------------------------------------------------------------------------
                                                                        11,838              13,441
Liabilities
  ACTS current liabilities held for sale                                   105                   -
  Other current liabilities                                              3,129               3,948
---------------------------------------------------------------------------------------------------
Current liabilities                                                      3,234               3,948
Long-term debt and capital leases obligations                            3,438               3,759
Pension and other benefits liabilities                                   1,887               1,876
ACTS long-term liabilities held for sale                                    79                   -
Other long-term liabilities                                                809               1,586
---------------------------------------------------------------------------------------------------
                                                                         9,447              11,169

Non-controlling interest                                                   680                 695

Shareholders' equity                                                     1,711               1,577
---------------------------------------------------------------------------------------------------

                                                                        11,838              13,441
===================================================================================================

9.1.     Analysis of Financial Position

Cash, cash equivalents and short-term investments
-------------------------------------------------
At June 30, 2007, cash, cash equivalents and short-term investments amounted to $2,102 million, a decrease of $1,076 million from December 31, 2006, primarily reflecting the exclusion of Aeroplan's and Jazz's cash, cash equivalents and short-term investments which amounted to $670 million and $144 million, respectively, as a result of deconsolidation, and a decrease in Air Canada's cash, cash equivalents and short-term investments of $359 million, mainly due to investing activities. At June 30, 2007, unconsolidated ACE cash, cash equivalents and short-term investments totaled $347 million.

Long-term Debt
--------------
Aircraft-related borrowings in the first six months of 2007 amounted to $644 million, which related to the financing by Air Canada of four Boeing 777 and eight Embraer aircraft.

Other assets and liabilities
----------------------------
At June 30, 2007, other assets and liabilities were largely impacted by the change in accounting for ACE's investment in Aeroplan and Jazz. Refer to section 6 of this MD&A for additional information.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


9.2.     Share Information

At June 30, 2007 and at December 31, 2006, the issued and outstanding common shares of ACE, along with common shares potentially issuable, pursuant to convertible preferred shares, convertible notes and stock options were as follows:

==========================================================================================================
Number of shares (000)                                           At June 30, 2007    At December 31, 2006
----------------------------------------------------------------------------------------------------------
Issued and outstanding common shares
  Class A variable voting shares                                           79,277                  79,499
  Class B voting shares                                                    24,098                  22,772
----------------------------------------------------------------------------------------------------------
Total issued and outstanding common shares                                103,375                 102,271
----------------------------------------------------------------------------------------------------------

Common shares potentially issuable
  Convertible preferred shares                                             11,014                  10,747
  Convertible notes                                                        12,437                   7,354
  Stock options                                                             4,439                   3,598
----------------------------------------------------------------------------------------------------------
Total common shares potentially issuable                                   27,890                  21,699
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
Total outstanding and potentially issuable common shares                  131,265                 123,970
==========================================================================================================

In connection with the distribution of units of Aeroplan Income Fund and Jazz Air Income Fund to the shareholders of ACE, the conversion rate of the 4.25% Convertible Senior Notes due 2035 ("Convertible Notes") to Class A variable voting shares (if the holder is not a Canadian) or Class B voting shares (if the holder is Canadian) per $1,000 principal amount of Convertible Notes was adjusted. This change in the conversion rate did not have any accounting consequences.

As a result of the January 10, 2007 distribution the conversion rate was adjusted from 22.2838 to 27.6987, effective January 27, 2007. As a result of the March 14, 2007 distributions, the conversion rate was adjusted from 27.6987 to 32.5210, effective March 31, 2007. As a result of the May 24, 2007 distributions, the conversion rate was adjusted from 32.5210 to 37.6879, effective June 12, 2007. These adjustments were determined in accordance with the terms of indenture governing the Convertible Notes.

In accordance with the terms of the ACE stock option plan, each distribution triggered an adjustment to the weighted average exercise price and the number of options outstanding. Effective on the applicable dates of the distributions, the adjustments were applied to all unexercised ACE stock options, whether vested or not, in a consistent manner with the adjustment to the conversion rate for the convertible senior notes. In relation to the January 10, 2007 distribution, the weighted average option exercise price and number of options outstanding was amended from $26.04 and 3,570,390 options to $20.95 and 4,436,644 options. In relation to the March 14, 2007 distributions, the weighted average option exercise price and number of options outstanding was amended from $22.02 and 3,397,496 options to $18.76 and 3,989,011 options. In relation to the May 24, 2007 distributions, the weighted average option exercise price and number of options outstanding was amended from $18.53 and 3,854,370 options to $15.98 and 4,466,744 options.

9.3.     Liquidity and Working Capital

The Corporation maintains considerable liquidity in cash and short-term investments along with access to additional funds under various credit facilities. At June 30, 2007, Air Canada had unused credit facilities of $400 million.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


9.4.     Consolidated Cash flows

As previously discussed, ACE's 2007 results reflect the consolidation of Aeroplan's operations only up to March 14, 2007 and the consolidation of Jazz's operations only up to May 24, 2007.

Cash flows from operations decreased $104 million in Quarter 2 2007 and $178 million on a year-to-date basis, primarily as a result of the change in accounting for ACE's investment in Aeroplan and Jazz and higher pension funding of $23 million in Quarter 2 2007 and $70 million in the first six months of 2007.

Aircraft-related borrowings for Air Canada amounted to $532 million in Quarter 2 2007 and related to four Boeing 777-300 aircraft and four Embraer aircraft. In the first six months of 2007, aircraft-related borrowings amounted to $644 million and related to four Boeing 777-300 aircraft in Quarter 2 2007 and to eight Embraer aircraft. Scheduled and other debt and capital lease payments in Quarter 2 2007 and in the first six months of 2007 amounted to $90 million and $168 million, respectively. Reduction of non-controlling interest of $36 million in Quarter 1 2007 was related to the refinancing of five CRJ aircraft leases previously classified as variable interest entities.

The Aeroplan cash of $231 million and the Jazz cash of $138 million which were removed from ACE's consolidated statement of financial position have been classified as cash outflows from investing activities.

Cash flows used for investing in the first six months of 2007 included cash payments of $53 million in connection with the acquisition of Aeroman and proceeds of $42 million from the sale of an Air Canada real estate property.

Additions to capital assets, which mainly related to Air Canada, totaled $710 million in Quarter 2 2007 and $1,111 million on a year-to-date basis. Included in the Quarter 2 2007 were $477 million related to four Boeing 777 aircraft, $124 million related to four Embraer aircraft, $60 million related to rotable inventory and spare engines and $40 million related to the aircraft interior refurbishment program and other aircraft betterments. Included in the first six months of 2007 were $606 million related to four Boeing 777 aircraft, $258 million related to eight Embraer aircraft, $75 million related to rotable inventory and spare engines and $89 million related to the aircraft interior refurbishment program and other aircraft betterments.

9.5.     Capital Expenditures

Details on ACE's planned and committed capital expenditures are provided in section 9.6 of ACE's 2006 annual MD&A dated February 14, 2007.

On April 23, 2007, Air Canada amended agreements with Boeing to increase its firm orders for Boeing 787 aircraft from 14 to 37. In addition, the parties agreed to reduce the firm orders of Boeing 777 aircraft by two scheduled for delivery in 2009. The deliveries of the 37 firm Boeing 787 aircraft are scheduled to commence in 2010 and be completed by 2014. In addition, these amendments provide for an additional 23 Boeing 787 option aircraft, for a total of up to 60, committed and option, Boeing 787 aircraft.

In conjunction with the amended agreements with Boeing, Air Canada received additional financing commitments from Boeing for an additional seven Boeing 787 aircraft on the same terms and conditions as previously disclosed. Should Air Canada not utilize any of the previously disclosed financing commitments on the Boeing 777 aircraft, the financing commitments for the Boeing 787 aircraft will be increased to 31 of which the terms of 28 would be revised such that 80% of the aircraft delivery price would be covered and the term to maturity would be reduced to 12 years from 15 years, with straight-line principal repayments over the term to maturity.

On April 19, 2007, Air Canada received a final commitment for loan guarantee support, subject to the fulfillment of certain terms and conditions, from the Export-Import Bank of the United States ("EXIM") covering the seven Boeing 777 to be acquired from Boeing in 2007. The commitment for loan guarantee support covers a 12-year loan term for approximately 80% of the aircraft delivery price at an interest rate of approximately 5.36% based on interest rates as at June 30, 2007. Air Canada has also received a preliminary commitment from EXIM for the remaining Boeing 777 aircraft which are scheduled to be delivered in 2008 and 14 Boeing 787 aircraft which are scheduled to be delivered in 2010 and 2011.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


The impact of the amendments to the Boeing agreements by year, based on June 30, 2007 exchange rates, on committed capital expenditures and financing from the amounts disclosed in ACE's 2006 annual MD&A dated February 14, 2007 is as follows:

========================================================================================================================
Air Canada(1)                                            2007      2008       2009       2010      2011   Thereafter(2)
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in total committed expenditures        28        (9)      (293)        72       263           2,815
Decrease (increase) in committed financing
    on committed expenditures                              47         -        276          -      (113)           (690)
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in total committed expenditures,
    net of financing                                       75        (9)       (17)        72       150           2,125
========================================================================================================================

1. US dollar amounts are converted using the June 30, 2007 noon day rate of $1.0634. Final aircraft delivery prices include estimated escalation and deferred price delivery payment interest calculated based on the 90-day USD LIBOR rate at June 30, 2007.
2. As described above, the additional committed financing is for an additional seven Boeing 787 aircraft. Should Air Canada not use the financing available from Boeing and the engine manufacturer for any of the Boeing 777 aircraft, the number of Boeing 787 aircraft with committed financing will increase to a total of 31 on terms described above. As the delivery period approaches, Management expects to enter into financing commitments for the remaining firm deliveries.

There were no other material changes to capital expenditures that were outside the ordinary course of business.

9.6.     Air Canada Fleet Strategy

The following table provides the actual and planned fleet changes to Air Canada's fleet (excluding aircraft operated by Jazz):

====================|============================================|============================================|====================
                    |                  Actual                    |                 Planned                    |
                    |--------------------------------------------|--------------------------------------------|

                                 Sublease                                    Sublease
                                     from                    YTD                 from
            December         New      Air    Lease          June         New      Air    Lease         December December
Fleet Plan      2006  Deliveries   Canada  returns  Parked  2007  Deliveries   Canada  returns  Parked     2007     2006  Variance
-----------------------------------------------------------------------------------------------------------------------------------
B777-3             -           4                               4           1                                  5        -        5
B777-2             -           1                               1           2                                  3        -        3
B763              33                            (2)           31                                             31       33       (2)
B762              11                                    (1)   10                                    (1)       9       11       (2)
A345               2                                           2                   (2)                        -        2       (2)
A343              10                   (2)                     8                   (1)      (2)               5       10       (5)
A333               8                                           8                                              8        8        -
A321              10                                          10                                             10       10        -
A320              47                            (5)           42                            (1)              41       47       (6)
A319              45                   (4)                    41                   (4)                       37       45       (8)
EMB 190           18           8                              26          16                                 42       18       24
EMB 175           15                                          15                                             15       15        -
-----------------------------------------------------------------------------------------------------------------------------------
Total            199          13       (6)      (7)     (1)  198          19       (7)      (3)     (1)     206      199        7
===================================================================================================================================

The average age of Air Canada's operating fleet (excluding aircraft operated by Jazz) was 9.3 years at June 30, 2007 compared to 9.7 years at June 30, 2006.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


Air Canada has increased the number of its 93 seat Embraer 190 aircraft by four aircraft in Quarter 2 2007 bringing the total Embraer 190 aircraft deliveries in 2007 to eight aircraft. Since June 30, 2007, an additional four Embraer 190 aircraft have been added to Air Canada's fleet for a total of 30 aircraft. In Quarter 2 2007, Air Canada took delivery of one Boeing 777-200 aircraft and an additional three Boeing 777-300 aircraft, one of which was received on lease from International Lease Finance Corporation ("ILFC"). Since June 30, 2007, one Boeing 777-200 and one Boeing 777-300 aircraft have been delivered. Since the start of 2007, Air Canada has taken delivery or received five Boeing 777-300 aircraft and two Boeing 777-200 aircraft.

In the first six months of 2007, Air Canada removed 14 aircraft from its fleet comprised of two Boeing 767-300 aircraft and three Airbus A320 aircraft which were returned to lessors, one Boeing 767-200 aircraft which was retired from service, one Airbus A340 aircraft and four Airbus A319 aircraft which were subleased to other airlines, one Airbus A340 aircraft which was removed from service pending sublease to another airline and two Airbus A320 aircraft which were removed from service pending return to lessors.

Letters of intent have been executed for the disposition of four Airbus A319 aircraft to another airline, which are scheduled for delivery in the remainder of 2007. Letters of intent have also been executed for the lease or sublease of three Airbus A340 aircraft planned for delivery in the remainder of 2007 to other airlines. In addition, five Airbus A340 aircraft are expected to be subleased in 2008. In addition, one Airbus A320 aircraft is planned to be removed from service and returned to the lessor in the fall of 2007, two Airbus A340 aircraft will be returned to lessors in the remainder of 2007 and one Boeing 767-200 aircraft will be retired in 2007.

In Quarter 2 2007, revenues from subleasing aircraft to third parties amounted to $6 million ($7 million in the first six months of 2007).

9.7.     Air Canada Pension Plan Cash Funding Obligations

Air Canada's pension plan cash funding obligations have been updated from those disclosed in ACE's 2006 annual MD&A dated February 14, 2007.

As at January 1, 2007, the solvency deficit in the domestic registered plans was $542 million compared to $1,655 million at January 1, 2006. This reduction in the solvency deficit of the plans represents a significant improvement in the financial position of the plans with the solvency ratio for all plans on a combined basis increasing from 86% to 95%. This improvement results from the combination of the following factors:

o    A 13.6% return on plan assets, net of expenses;
o Significant company contributions to the plans including $261 million for past service;
o    A stable interest rate environment in 2006.

This improvement causes the financial position of the plans as at January 1, 2007 to be ahead of schedule compared to the projected financial position assuming no experience gains or losses and using the initial repayment schedule negotiated with the Office of the Superintendent of Financial Institutions ("OSFI") in 2004.

The schedule of required past service contributions to domestic registered plans, based on the January 1, 2007 actuarial valuations, is reduced compared to the schedule of past service contributions that would have been required based on the January 1, 2006 valuations by approximately $115 million in 2007 and $150 million per annum for the years 2008 to 2013.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


The table below provides revised projections for Air Canada's pension funding obligations for the remainder of 2007 and for the full years 2007 through to 2011:

===========================================================================================================================
Air Canada                                        Remainder    Full year
($ millions)                                        of 2007         2007         2008        2009        2010         2011
---------------------------------------------------------------------------------------------------------------------------
Past service domestic registered plans                    9          134           91          92          93           93
Current service domestic registered plans                90          164          166         171         176          181
Other pension arrangements                               57           86           86          65          69           74
---------------------------------------------------------------------------------------------------------------------------
Projected pension funding obligations                   156          384          343         328         338          348
---------------------------------------------------------------------------------------------------------------------------

The above pension funding requirements are in respect of the Corporation's pension arrangements. For domestic registered pension plans, the funding requirements are based on the minimum past service contributions disclosed in the January 1, 2007 actuarial valuation plus a projection of the current service contributions.

Changes in the economic conditions, mainly the return on fund assets and changes in interest rates will impact projected required contributions. The required contributions and solvency deficit disclosed above assume no future gains and losses on plan assets and liabilities over the projection period and do not reflect the economic experience of 2007 to date. The increase in long-term interest rates since the beginning of the year, if maintained, would be expected to further decrease the required contributions and solvency deficit and will be reflected in the January 1, 2008 actuarial valuations.

9.8.     Air Canada Fuel Risk Management

In order to manage the airline's exposure to the volatility of jet fuel prices, Air Canada has hedged a portion of its 2007 anticipated jet fuel requirements using mostly swap and collar option structures.

As at June 30, 2007, Air Canada had hedged 48% of the remainder of its projected fuel requirement for 2007 and 3% of its projected fuel requirement for 2008. Since June 30, 2007, Air Canada has entered into new hedging positions, using collar option structures, which have added 4% coverage to 2007 increasing the total hedged volume for the remainder of 2007 to 52%. The remainder of 2007 is hedged at prices that can fluctuate between an average of US$84 to US$88 per barrel for jet-fuel based contracts, an average of US$70 to US$77 per barrel for its heating oil-based contracts and an average of US$61 to US$68 per barrel for its WTI crude oil-based contracts. Using equivalent WTI pricing, Air Canada has hedged the remainder of its projected fuel requirements for 2007 at prices that can fluctuate between an average of US$64 to US$70 per barrel. Air Canada has hedged its projected fuel requirements as follows: 49% for Quarter 3 and 56% for Quarter 4.

Refer to section 11 of this MD&A for information on the Corporation's reporting of fuel hedging derivative instruments.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
10.      QUARTERLY FINANCIAL DATA
--------------------------------------------------------------------------------

The table below describes quarterly financial results for ACE for the eight most recent quarters.

================================================================================================================================
                                                              Q3       Q4       Q1       Q2       Q3       Q4       Q1       Q2
($ millions, except per share amounts)                      2005     2005     2006     2006     2006     2006  2007(2)  2007(3)
--------------------------------------------------------------------------------------------------------------------------------
Operating revenues                                         2,833    2,362    2,484    2,682    2,947    2,544    2,625    2,659
Special charge for Aeroplan miles(1)                           -        -        -        -     (102)       -        -        -
--------------------------------------------------------------------------------------------------------------------------------
Operating revenues                                         2,833    2,362    2,484    2,682    2,845    2,544    2,625    2,659

Operating expenses                                        (2,512)  (2,396)  (2,546)  (2,501)  (2,642)  (2,471)  (2,654)  (2,563)
--------------------------------------------------------------------------------------------------------------------------------

Operating income (loss)(4)                                   321      (34)     (62)     181      203       73      (29)      96

Total non-operating income (expense), non-controlling
interest, foreign exchange gain (loss) and income tax (5)    (50)     (68)     180       55     (100)    (122)     (43)      22

--------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                            271     (102)     118      236      103      (49)     (72)     118
================================================================================================================================

Earnings (loss)
   Per share - basic                                        2.67    (1.01)    1.15     2.32     1.01    (0.48)   (0.70)    1.14
   Per share - diluted                                      2.33    (1.01)    1.12     2.05     0.95    (0.48)   (0.70)    0.98

================================================================================================================================

1. Quarter 3 2006 includes a special charge of $102 million in connection with Air Canada's obligations for the redemption of pre-2002 Aeroplan miles.
2.   ACE ceased consolidating Aeroplan's results effective March 14, 2007.
3.   ACE ceased consolidating Jazz's results effective May 24, 2007.
4. Quarter 1 2006 includes a special charge for labour restructuring of $33 million. Quarter 4 2006 includes a $8 million reduction to the special charge for labour due to the favourable impact of attrition and other factors which reduced the cost of achieving the target to $25 million. Quarter 1 2007 and Quarter 2 2007 include special charges for labour restructuring of $9 million and $6 million, respectively.
5. Quarter 1 2006 includes a dilution gain of $220 million and a tax provision of $10 million as a result of ACE's IPO of Jazz Air Income Fund. Quarter 2 2006 includes a gain of $100 million and a tax provision of $17 million relating to the sale of 3.25 million shares of its holdings in US Airways. Quarter 3 2006 includes a gain of $52 million and a tax provision of $9 million relating to the sale of 1.25 million shares of its holdings in US Airways. Quarter 4 2006 includes a dilution gain of $25 million and a tax expense of $4 million related to the Air Canada initial public offering. Quarter 2 2007 includes a gain of $4 million and a tax provision of $1 million relating to the sale of 0.249 million shares of its holdings in US Airways.

Seasonality

Air Canada and Jazz have historically experienced greater demand for their services in the second and third quarters of the calendar year as a result of the high number of leisure travelers and their preference for travel during the spring and summer months. Both airlines have substantially fixed costs that do not fluctuate proportionately with passenger demand and load factors. The ACTS segment has experienced lower activity in the third quarter of the calendar year, as the high demand for travel during the summer months results in airlines scheduling their services outside of that peak travel period.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
11.      DERIVATIVES AND FINANCIAL INSTRUMENTS
--------------------------------------------------------------------------------

The Corporation manages its exposure to changes in interest rates, foreign exchange rates and jet fuel prices through the use of various derivative financial instruments.

Fuel Price Risk Management

To manage its exposure to jet fuel prices, Air Canada enters into derivative contracts with financial intermediaries for the purpose of managing volatility in operating cash flows. As at June 30, 2007, Air Canada had mainly collar options and swap structures in place to hedge a portion of its anticipated jet fuel requirement over the 2007 and 2008 periods. Since jet fuel is not traded on an organized futures exchange, liquidity for hedging this commodity is relatively limited in the long-term. Crude oil and heating oil are other commodities that are used by Air Canada for hedging its exposure to jet fuel price volatility. Air Canada does not purchase or hold any derivative financial instruments for trading purposes. Refer to section 9.8 of this MD&A for Air Canada's hedging position as at June 30, 2007 and as at August 9, 2007. Refer to
Note 7 of ACE's Quarter 2 2007 interim unaudited consolidated financial statements for additional information.

Air Canada is exposed to the risk that periodic changes in fair value will not be perfectly effective. As defined by Air Canada's fuel hedging policy, ineffectiveness results when the change in the derivative's fair value does not perfectly offset the change in the intrinsic value of the anticipated jet fuel purchase. The ineffective portion relating to the change in the derivative intrinsic value is calculated by comparing it to the change in intrinsic value of a proxy perfect hedge based on Air Canada jet fuel weighted average price. As Air Canada's current policy does not take into account variables affecting fair value such as volatility and time value of money, a significant component of the change in fair value of outstanding fuel derivatives may be recorded as ineffective under the current policy.

Ineffectiveness is inherent in hedging diversified jet fuel purchases with derivative positions in crude oil and related commodities and in the differences between intrinsic values and fair values of the derivative instruments, especially given the magnitude of volatility observed in oil market prices. Air Canada is unable to predict the amount of ineffectiveness that could be recorded for each period. This may result, and has resulted, in increased volatility in the accounting results of Air Canada but has no impact on the underlying cash flows.

The following table provides changes in fair value of designated hedging items before the impact of tax during the six months ended June 30, 2007:

================================================================================================================================
Increase (decrease)                        Fair value of
                                        outstanding fuel   OCI / AOCI   Fuel expense   Non-operating      Retained      Cash on
                                             derivatives                               income (loss)      earnings   settlement
--------------------------------------------------------------------------------------------------------------------------------
January 1, 2007                                     ($18)        ($26)           $ -             $ -            $8          $ -
Unrealized period change in fair value                39            9              -              30             -            -
Realized loss on maturing contracts                   14            8              8               -             -          (14)
--------------------------------------------------------------------------------------------------------------------------------
March 31, 2007                                       $35          ($9)            $8             $30            $8         ($14)
Unrealized period change in fair value                 6           13              -              (7)            -            -
Realized gain on maturing contracts                   (5)           3             (3)             (7)            -            4
--------------------------------------------------------------------------------------------------------------------------------
June 30, 2007                                        $36           $7             $5             $16            $8         ($10)
================================================================================================================================

OCI amounts for the three months ended June 30, 2007 are presented net of tax expense of $6 million in ACE's Consolidated Statement of Comprehensive Income ($9 million for the six months ended June 30, 2007).

Foreign Exchange Risk Management

During Quarter 1 2007, Air Canada's currency swaps for five CRJ aircraft leases with third parties were settled at their fair value of $10 million (which was equal to carrying value) upon the expiry of the lease term.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


Air Canada enters into certain foreign exchange forward contracts or currency swaps to manage the risks associated with foreign currency exchange rates. As at June 30, 2007, Air Canada had entered into foreign currency forward contracts and option agreements on US$1,574 million of future purchases in 2007 and 2008. The fair value of these foreign currency contracts as at June 30, 2007 is $73 million in favour of the counterparty (December 31, 2006 - $25 million in favour of Air Canada on $503 million of future purchases in 2007). These derivative instruments have not been designated as hedges for accounting purposes. The unrealized loss has been recorded in foreign exchange.

--------------------------------------------------------------------------------
12.      OFF-BALANCE SHEET ARRANGEMENTS
--------------------------------------------------------------------------------

Information on ACE's off-balance sheet arrangements is provided in ACE's 2006 annual MD&A dated February 14, 2007.

With the exception of the derivative instruments discussed in section 11 of this MD&A, there have been no material changes to off-balance sheet arrangements from those disclosed in ACE's 2006 annual MD&A dated February 14, 2007.

--------------------------------------------------------------------------------
13.      CONTROLS AND PROCEDURES
--------------------------------------------------------------------------------

Disclosure Controls and Procedures

Disclosure controls and procedures within ACE are designed to provide reasonable assurance that all relevant information is identified to its Disclosure Policy Committee to ensure appropriate and timely decisions are made regarding public disclosure.

ACE's 2006 Annual Report contains a statement that the Chairman, President and Chief Executive Officer ("CEO") and the Executive Vice President and Chief Financial Officer ("CFO") have concluded that ACE's disclosure controls and procedures are effective based upon an evaluation of these controls and procedures conducted at December 31, 2006.

Changes in Internal Controls over Financial Reporting

There were no changes to ACE's internal controls over financial reporting during the six months ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

--------------------------------------------------------------------------------
14.      CRITICAL ACCOUNTING ESTIMATES
--------------------------------------------------------------------------------

Information on ACE's critical accounting estimates, including assumptions made for pension and other benefits plans is provided in ACE's 2006 annual MD&A dated February 14, 2007.

There were no significant changes in critical accounting estimates from those disclosed at that time.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
15.      RISK FACTORS
--------------------------------------------------------------------------------

For a detailed description of the risk factors associated with ACE and/or its subsidiaries, refer to the section entitled "Risk Factors" in ACE's 2006 annual MD&A dated February 14, 2007. The Corporation is not aware of any significant changes to the Corporation's risk factors from those disclosed at that time. However, the following risk factor relating to investigations on proceedings regarding anti-competitive cargo pricing activities has been updated and restated as follows:

Current Legal Proceedings
-------------------------
The European Commission, the United States Department of Justice and the Competition Bureau in Canada, among other competition authorities, are investigating alleged anti-competitive cargo pricing activities, including the levying of certain fuel surcharges, of a number of airlines and cargo operators, including Air Canada. Competition authorities have sought or requested information from Air Canada as part of their investigations. Air Canada is cooperating with these investigations which may lead to proceedings against Air Canada and a number of airlines and other cargo operators. Air Canada is also named as a defendant in a number of class action lawsuits that have been filed before the United States District Court and in Canada in connection with these allegations. It is not possible at this time to predict with any degree of certainty the outcome of these proceedings, but these proceedings may result in liability to Air Canada, which may be material. It is Air Canada's policy to conduct its business in full compliance with all applicable competition laws.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007

--------------------------------------------------------------------------------
16.      NON-GAAP FINANCIAL MEASURES
--------------------------------------------------------------------------------

EBITDAR/EBITDA

EBITDAR (earnings before interest, taxes, depreciation, amortization, obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent, depreciation, obsolescence and amortization, as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. For businesses without aircraft rent, such as Aeroplan and ACTS, EBITDA (earnings before interest, taxes, depreciation, amortization and obsolescence) is used to view operating results before depreciation, amortization and obsolescence, as these costs can vary significantly among companies due to differences in the way companies finance their assets. EBITDAR and EBITDA are not recognized measures for financial statement presentation under GAAP and do not have a standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies. EBITDAR and EBITDA are reconciled to operating income (loss) as follows:

=====================================================================================================================
                                                        Quarter 2                  Six months ended June 30
($ millions)                                        2007       2006    $ Change            2007       2006  $ Change
---------------------------------------------------------------------------------------------------------------------
Air Canada
GAAP operating income (loss)                          88        113         (25)             10        (11)       21
Add back:
Aircraft rent                                         71         83         (12)            144        166       (22)
Depreciation, amortization and obsolescence          136        118          18             264        233        31
---------------------------------------------------------------------------------------------------------------------
EBITDAR                                              295        314         (19)            418        388        30
Add back:
Special charge for labour restructuring                -          -           -               -         28       (28)
---------------------------------------------------------------------------------------------------------------------
EBITDAR excluding special charges                    295        314         (19)            418        416         2
---------------------------------------------------------------------------------------------------------------------

Aeroplan(1)
GAAP operating income                                  -         31         (31)             40         70       (30)
Add back:
Depreciation, amortization and obsolescence            -          4          (4)              3          8        (5)
---------------------------------------------------------------------------------------------------------------------
EBITDA                                                 -         35         (35)             43         78       (35)
---------------------------------------------------------------------------------------------------------------------

Jazz(1)
GAAP operating income                                 26         36         (10)             62         72       (10)
Add back:
Aircraft rent                                         22         33         (11)             57         65        (8)
Depreciation, amortization and obsolescence            4          7          (3)              9         11        (2)
---------------------------------------------------------------------------------------------------------------------
EBITDAR                                               52         76         (24)            128        148       (20)
---------------------------------------------------------------------------------------------------------------------

1. The information above reflects Aeroplan results from January 1 to March 13, 2007 and Jazz results from January 1 to May 23, 2007. ACE ceased consolidating Aeroplan's and Jazz's results effective March 14, 2007 and May 24, 2007, respectively.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007

=======================================================================================================================
                                                    Quarter 2                         Six months ended June 30
($ millions)                                        2007      2006    $ Change           2007         2006    $ Change
-----------------------------------------------------------------------------------------------------------------------
ACTS
GAAP operating income (loss)                           9         1           8             12          (18)         30
Add back:
Depreciation, amortization and obsolescence           11         7           4             20           15           5
-----------------------------------------------------------------------------------------------------------------------
EBITDA                                                20         8          12             32           (3)         35
Add back:
Special charge for labour restructuring                6         -           6             15            5          10
-----------------------------------------------------------------------------------------------------------------------
EBITDA excluding special charges                      26         8          18             47            2          45
-----------------------------------------------------------------------------------------------------------------------

ACE Consolidated(1)
GAAP operating income                                 96       181         (85)            67          119         (52)
Add back:
Aircraft rent                                         91       113         (22)           195          226         (31)
Depreciation, amortization and obsolescence          149       140           9            295          274          21
-----------------------------------------------------------------------------------------------------------------------
EBITDAR                                              336       434         (98)           557          619         (62)
Add back:
Special charge for labour restructuring                6         -           6             15           33         (18)
-----------------------------------------------------------------------------------------------------------------------
EBITDAR excluding special charges                    342       434         (92)           572          652         (80)
=======================================================================================================================

1. The information above reflects Aeroplan results from January 1 to March 13, 2007 and Jazz results from January 1 to May 23, 2007. ACE ceased consolidating Aeroplan's and Jazz's results effective March 14, 2007 and May 24, 2007, respectively.

The following table provides the EBITDA and EBITDAR reconciliation to operating income of Aeroplan and Jazz published results:

=======================================================================================================================
                                                            Quarter 2                     Six months ended June 30
($ millions)                                        2007      2006    $ Change           2007         2006    $ Change
-----------------------------------------------------------------------------------------------------------------------
Aeroplan(1)
GAAP operating income                                 47        31          16             95           70          25
Add back:
Depreciation, amortization and obsolescence            3         4          (1)             6            8          (2)
-----------------------------------------------------------------------------------------------------------------------
EBITDA                                                50        35          15            101           78          23
-----------------------------------------------------------------------------------------------------------------------

Jazz(1)
GAAP operating income                                 40        36           4             77           72           5
Add back:
Aircraft rent                                         33        33           -             11           65         (54)
Depreciation, amortization and obsolescence            5         7          (2)            67           11          56
-----------------------------------------------------------------------------------------------------------------------
EBITDAR                                               78        76           2            155          148           7
=======================================================================================================================

1. Based on Aeroplan and Jazz published results for the indicated periods.

[ACE AVIATION GRAPHIC OMITTED]              Management's Discussion and Analysis
                                                                  Quarter 2 2007


Operating Income excluding Special Charges for Labour Restructuring

ACE uses operating income (loss) excluding the special charges for labour restructuring to assess the operating performance of its ongoing business without the effects of these special charges. These items are excluded from ACE financial results and from Air Canada and ACTS results as they could potentially distort the analysis of trends in business performance. The special charges for labour restructuring relate to the non-unionized workforce reduction plan announced in February 2006 and to the workforce reduction resulting from the termination of a third party heavy maintenance contract. The special charges are not reflective of ACE's underlying financial performance.

The following measure is not a recognized measure for financial statement presentation under Canadian GAAP and does not have a standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies.

Operating income (loss) excluding special charges for labour restructuring is reconciled to operating income as follows:

================================================================================================================================
                                                                 Quarter 2                        Six months ended June 30
($ millions)                                              2007       2006   $ Change           2007            2006    $ Change
--------------------------------------------------------------------------------------------------------------------------------
Air Canada
GAAP operating income (loss)                                88        113        (25)            10             (11)         21
Add back:
Special charge for labour restructuring                      -          -          -              -              28         (28)
--------------------------------------------------------------------------------------------------------------------------------
Operating income, excluding the special charge for
labour restructuring                                        88        113        (25)            10              17          (7)
--------------------------------------------------------------------------------------------------------------------------------

ACTS
GAAP operating income (loss)                                 9          1          8             12             (18)         30
Add back:
Special charge for labour restructuring                      6          -          6             15               5          10
--------------------------------------------------------------------------------------------------------------------------------
Operating income (loss), excluding the special charge
for labour restructuring                                    15          1         14             27             (13)         40
--------------------------------------------------------------------------------------------------------------------------------

ACE
GAAP operating income                                       96        181        (85)            67             119         (52)
Add back:
Special charge for labour restructuring                      6          -          6             15              33         (18)
--------------------------------------------------------------------------------------------------------------------------------
Operating income, excluding the special charge for
labour restructuring                                       102        181        (79)            82             152         (70)
================================================================================================================================

                                                                      Document 3

 Form 52-109F2 - Certification of Interim Filings

I, Robert A. Milton, President and Chief Executive Officer of ACE Aviation Holdings Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE Aviation Holdings Inc., (the "issuer") for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 10, 2007

(signed) Robert A. Milton
____________________________
Robert A. Milton
President and Chief Executive Officer

                                                                      Document 4

            Form 52-109F2 - Certification of Interim Filings

I, Brian Dunne, Executive Vice-President and Chief Financial Officer of ACE Aviation Holdings Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of ACE Aviation Holdings Inc., (the "issuer") for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 10, 2007

(signed) Brian Dunne
_______________________
Brian Dunne
Executive Vice-President and Chief Financial Officer

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ACE AVIATION HOLDINGS INC.
                                ------------------------------------------------
                                                  (Registrant)

Date:  August 10, 2007          By:  /s/ Brian Dunne
       --------------------         --------------------------------------------
                                    Name:  Brian Dunne
                                    Title: Executive Vice-President and Chief
                                           Financial Officer